SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2025
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 8, 2025

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Management proposal for the Annual and Extraordinary Shareholders' Meeting

to be held at 11:00 a.m. on April 29, 2025

sabesp

SBSP
B3 LISTED NM

SBS
LISTED
NYSE



Management proposal for the Annual and Extraordinary Shareholders' Meeting to be held at 11:00 a.m. on April 29, 2025 exclusively in digital manner

Convening
of Sabesp's Annual and Extraordinary Shareholders' Meeting

1. ABOUT THE COMPANY

Sabesp is one of the largest sanitation companies in the world, responsible for water supply and sewage treatment in São Paulo. Its commitment includes operational efficiency, sustainability, and returns to shareholders.

2. MEETING AGENDA AND MANAGEMENT'S VOTING INSTRUCTION

#	Item	Vote
1	to approve the management's accounts and the Company's financial statements for the fiscal year ended on the year ended December 31, 2024.	FAVOR
2	to approve the allocation of the net income for 2024.	FAVOR
3	to fix the number of and appoint members of the Company's Fiscal Council.	FAVOR
4	to set the limit of the the annual compensation for the members of the management and Fiscal Council for 2025.	FAVOR
5	to approve the Restricted Shares Plan and the Performance Shares Plan.	FAVOR
6	to amend the Company's corporate purpose and consolidate the Bylaws.	FAVOR

3. PARTICIPATION DETAILS

DATE:
April 29, 2025

TIME:
11:00 a.m. (Brasilia)

FORMAT:
exclusively digital

PLATFORM:
Ten Meetings

4. HOW TO PARTICIPATE AND VOTE

DIGITAL PLATFORM:
mandatory pre-registration on the Ten Meetings platform by submitting documents by April 27, 2025. Registration confirmation will be sent via email by the Company. Access available for accredited and confirmed shareholders only.

VIRTUAL ATTENDANCE:
live participation via videoconference on the day of the Meeting. It is recommended to access the platform 30 minutes before the Meeting for visual and technical validation.

REMOTE VOTING FORM (BVD):
alternatively, shareholders may submit a completed and signed BVD in advance by April 25, 2025. Submission methods:

- Custodians (if shares are held in a central depository);
- Bradesco Bank (bookkeeping agent of the shares, if they are not held in a central depository);
- Ten Meetings digital platform, under the "BVD" tab;
- Directly to the Company via email at sabesp.ri@sabesp.com.br
- B3's electronic system, in the Investor Area (available at https://www.investidor.b3.com.br/), in the "Services" section, by clicking on "Open Meetings.

5. GOVERNANCE AND TRANSPARENCY

Sabesp makes all Meeting documents available, including financial statements, audit reports, and compensation proposals, on its Investor Relations website and on the website of the CVM.

Index

PART I
Sabesp in focus

PART II
Management Proposal



PART I

Sabesp in focus



Karla Bertocco Trindade
Chair of the Board of Directors

1. Letter of the Chair of the Board of Directors

On behalf of the Board of Directors ("BoD") of the Companhia de Saneamento Básico do Estado de São Paulo — Sabesp ("Company" or "Sabesp"), I invite you to your Annual General and Extraordinary Shareholders' Meeting, to be held at 11:00 AM (Brasília time) on April 29, 2025, exclusively digital ("Meeting").

The year of 2024 landmarked a deep transformation in Sabesp's trajectory. In, which was created as a state-owned company in 1973 and listed on the Novo Mercado of B3 — Brasil, Bolsa, Balcão S.A. ("B3") and on the NYSE — New York Stock Exchange ("NYSE"), since 2002. Last July, the ompany's privatization process was completed, unlocking enormous value for the Company, mainly through the growth of the customer base, asset base, and efficiency improvements.

As a result of Sabesp's privatization process, the State of São Paulo ("SSP") became the holder of 18.3% of the Company's shares (previously holding 50.3%), and, consequently, Sabesp ceased to be a state-owned company and became a true corporation without a defined controlling shareholder.

In this same context, the position of "reference shareholder" was created, which now held by Equatorial S.A. ("Equatorial"), with 15% of the Company's shares. Equatorial, as the reference shareholder, entered into the "Investment, Lock-up, and Other Agreements" ("Investment Agreement") with SSP, which regulates various rights and obligations of these shareholders, especially those related to the appointment of the members of the management.

With the privatization, the Company entered into a new concession contract with the Regional Unit of Potable Water Supply and Sanitary Sewage Services — URAE-1 — Southeast ("Concession Contract — URAE 1"), replacing 371 individual municipal contracts with a single agreement signed with URAE 1 - Southeast, which now represents these same municipalities. Beyond improving regulatory aspects and creating a fund with public resources to mitigate tariff impacts for the vulnerable population, the Company's new main contract had its original term extended to the year 2060, and with that, new coverage and service quality goals were added.

Achieving the new contractual goals of universalizing services set for 2029, with substantial investments of around R$ 70 billion, while simultaneously implementing a new culture that generates efficiency improvements and greater value for its shareholders is a huge challenge. For this, we

count on a new administration, motivated and fully aligned with this objective, and the Company's technical excellence.

We emphasize the continuous importance of Sabesp's relationship with its shareholders, based on transparency and best governance practices, and we hope that the information contained herein, prepared with respect to legal and ethical principles, clarifies the matters presented and contributes to your participation in the Meeting.

Finally, on behalf of the Board of Directors and our dedicated employees, we thank you for the trust placed in us.

Karla Bertocco Trindade
Chair of the Board of Directors

2. The new Sabesp

After the completion of the privatization process, the new management of the Company initiated their term of office on 10/1/24 and is responsible for the transformation of the "New Sabesp", facing the main challenge of bringing forward the Universalization of basic sanitation goals from 2033 to 2029, with investments of around BRL 70 billion by 2029 and BRL 260 billion by 2060.

Concurrently with the privatization, Sabesp entered into a new concession contract with the Regional Unit of Potable Water Supply and Sanitary Sewage Services — URAE-1 — Southeast ("Concession Contract — URAE 1"), which is already in effect and encourages Sabesp to accelerate its investments, compensating it based on its regulatory asset base. In this regard, annual base incorporation tariff adjustments have been defined for the first 2- cycles of 5 years: (i) 2024 to 2029, and (ii) 2030 to 2034.

In the first cycle, the priority is the Universalization of basic sanitation, which will require significant investments, doubling the size of the Company's regulatory asset base to achieve the main metrics of the Concession Contract — URAE 1, which are:

- U Factor (Universalization Factor), which is measured (i) by the number of connections (in 2025 and 2026), and (ii) by the indicators of coverage of economies (from 2027 to 2029) in the Company's concession area, as detailed in Concession Contract — URAE 1. To achieve the U Factor, it is necessary to carry out investments in regulatory assets which, in turn, will be recognized in the tariff charged by the Company and, therefore, will convert into future and sustained operational cash generation; and
- Q Factor (Quality Factor), which aims to encourage improvements in the provision of basic sanitation services and service to the population.

It is also worth mentioning that, in a careful alignment of incentives to achieve the U Factor and Q Factor targets, all efficiencies that Sabesp generates in relation to its regulatory operational expenses (Opex) in this first cycle will be fully reverted in favor of the Company.

In the second cycle, the priority will be focused on operational efficiencies, with specific targets for topics such as loss reduction, moment in which the efficiencies start to be shared with our customers.

Culture

Our new challenges demand new abilities and ways of working. Thus, a review of our culture by the new management is underway.

The Company comes from a culture of ethics and a deep sense of duty towards the serviced population, generating a great sense of pride pride and belonging. Aligned with this, the new management will seek to strengthen the sense of ownership, meritocracy, and austerity aiming efficiency.

Additionally, the Company's Code of Conduct and Integrity plays a fundamental role in defining the expected behavior of all its stakeholders.

Governance

As a publicly traded company listed on the Novo Mercado of B3, and with ADRs nivel III on NYSE, Sabesp adopts corporate governance practices aimed at ensuring transparency, fairness, accountability, and corporate responsibility.

In this first cycle, the Board of Directors (BoD) is comprised of 9 members, of which 3 are appointed by SSP, 3 by Equatorial, and 3 are independent, as provided in the Investment Agreement.

The Board is advised by 4 statutory committees: (i) Audit, (ii) Eligibility and Compensation, (iii) Transactions with Related Parties, and (iv) Sustainability and Corporate Responsibility, composed of Board members and external members, and 3 non-statutory committees: (i) Finance and Performance, (ii) Regulatory, and (iii) Strategy and New Business.

The Company's Fiscal Council is composed of 4 efective members and 3 alternates. The determination of the number of members of Sabesp's Fiscal Council and the election of its members is on the agenda of the Meeting.

As provided in Sabesp's bylaws, the Company's Board of Executive Officers is will be composed of up to 7 members.

According to the Company's plan, the Board of Directors intends to appoint 4 new members after the Assembly, in addition to the 3 existing members as of December 31, 2024, who are still conducting the Company's operations.

Cycle 2024 to 2029: Universalization

Universalization at Sabesp is focused on the Company's commitment to ensuring access to water and sewage services for the population of the State of São Paulo that is resident in our concession areas, expanding its coverage, especially in areas facing difficulties in accessing essential services. This includes investments (in order of BRL 70 billion, or about 0.9x the last disclosed regulatory assets base) in the construction of water distribution networks and sewage collection and treatment systems. Universalization is a significant challenge, as it involves not only the expansion of infrastructure but also the need to ensure the company's financial sustainability and efficiency in service provision, and is also seen as a fundamental step to promote public health, environmental preservation, and economic development in the communities served.



PART II
Management Proposals

1. Call and documentation provided

The Meeting is called under the terms of the Brazilian Corporations Law[1] and the regulation of the Brazilian Securities Commission ("CVM")[2]. In this context, the following documents were made available on this date:

- **(i)** the financial statements for the fiscal year ended 12/31/2024, accompanied by the reports (a) of the management, (b) of the independent auditors, (c) the opinion of the Fiscal Council, (d) of the Audit Committee, and (e) the declaration of the executive officers that they have reviewed, discussed, and agree with the financial statements and the opinions expressed in the independent auditors' report (**Access Link**[3]);
- **(ii)** the Standardized Financial Statements — DFP (**Access Link**[4]);
- **(iii)** the remote voting ballot for the matters of the Annual Shareholders' Meeting (ASM) and the matters of the Extraordinary Shareholders' Meeting (ESM) (**Access Link**[5]);
- **(iv)** (this Management Proposal, accompanied by (a) the comments of the managers on the Company's financial situation, under item 2 of the reference form (**Exhibit 1**), (b) the information about the allocation of net income for the fiscal year, according to Exhibit A of CVM Res. 81/22 (**Exhibit 2**), (c) the information related to the candidates for positions on the Fiscal Council, according to in items 7.3 to 7.6 of the reference form (**Exhibit 3**), (d) the information about the management's compensation proposal, pursuant to item 8 of the reference form (**Exhibit 4**), (e) the information about share-based compensation plans, including the copies of the respective plans (**Exhibits 5 and 6**)[6] , (f) the report detailing the origin and justification of the proposed changes to the bylaws and analyzing their legal and economic effects (**Exhibit 7**)[7] , and (g) a copy of the bylaws containing the proposed changes highlighted (**Exhibit 8**)[8] ;
- **(v)** the Call Notice; and
- **(vi)** the Participation Manual.

Thus, it is essential that shareholders consult all the documents provided. All the documents mentioned above can be consulted at the Company's headquarters, on the Company's investor relations website (www.ri.sabesp.com.br), as well as on the CVM (www.cvm.gov.br) and B3 (www.b3.com.br) websites. Furthermore, the Call Notice will be published three times in the newspapers "Diário Oficial do Estado de São Paulo" and "Valor Econômico".

Sabesp's management proposals are described below along with the pertinent clarifications for each of them.

1. Law No. 6,404, from December 15, 1976, as amended.
2. Especially in compliance with CVM Resolution No. 81 of March 29, 2022 ("CVM Res. 81/22")
3. Access Link: https://ri.sabesp.com.br/en/financial-information/results-center/
4. Access Link: https://ri.sabesp.com.br/en/financial-information/results-center/
5. Access Link:https://ri.sabesp.com.br/en/corporate-governance/minutes-of-meetings/
6. According to Exhibit B of CVM Res. 81/22.
7. According to article 12, item II, of CVM Res. 81/22
8.According to article 12, item I, of CVM Res. 81/22

2. Management proposals

Annual Shareholder' Meeting

I. to vote on the following items: (a) the management accounts; and (b) the Company's financial statements for the fiscal year ended on 12/31/2024, accompanied by the Management Report, Independent Auditors' Report, Fiscal Council Opinion, and Summarized Annual Report of the Audit Committee. (Access Link[9])

It should be noted that the items of this resolution were reviewed by the Fiscal Council, the Audit Committee, and the Board of Directors with favorable opinions, as required by the applicable regulations.

The Management proposes that these items be approved without reservations.

Managers' comments on the Company's financial situation are included as **Exhibit 1** to this Proposal.

II. to resolve on the proposal for the allocation of the net profit for the fiscal year ended December 31, 2024

The Company's Management proposes that the net profit for the fiscal year ended 12/31/24, amounting to BRL 9,579,563,131.06, be allocated as follows:

ALLOCATION DETAILS	BRL (IN MILLIONS)
Interest on net equity (gross of withholding tax)	BRL 1,831,122,939.05
Profit for the year	BRL 9,579,563,131.06
(-) Legal reserve (5%)	BRL 478,978,156.55
(-) Mandatory minimum dividends	BRL 2,549,814,684.49
(-) Investment reserve	BRL 6,550,770,290.02

9.Access Link: https://ri.sabesp.com.br/en/financial-information/results-center/

(a) allocation to the legal reserve in the amount of BRL 478,978,156.55, corresponding to 5% of the net profit for the fiscal year, as provided for in Article 193 of the Brazilian Corporate Law;
(b) distribution of income in the total amount of BRL 2,549,814,684.49 as mandatory minimum dividends corresponding to 25%[10] of the net profit for the fiscal year adjusted after the allocation to the legal reserve, which will be paid in the form of dividends in the amount of BRL 718,691,745.44 and interest on net equity in the amount of BRL 1,831,122,939.05; and
(c) allocation of the remaining amount of BRL 6,550,770,290.02 for the establishment of the statutory reserve for investment, as provided for in paragraph four of Article 49 of the Company's Bylaws.

The Company's Management clarifies that, under the terms of Sabesp's Profit Allocation and Dividend Distribution Policy ("Dividend Policy"), Sabesp may distribute up to 25% of its profits (including in the form of interest on net equity) to its shareholders for the years 2024 and 2025, and may subsequently increase this percentage, as provided for in its Dividend Policy.

It is proposed that the earning be paid within up to 45 busine ate of April 29, 2025. The shares will be traded ex-dividends from April 30, 2025. From the amount to be distributed in the form of interest on net equity, income tax will be withheld at source, except for shareholders who are exempt or immune and who prove this condition within up to 5 business days from the date of the Meeting, by sending the corresponding documents to the email address sabesp.ri@sabesp.com.br.

In the case of Complementary Pension Entities, Insurance Companies, and Individual Programmed Retirement Funds - Fapi, such proof will be provided by sending a Declaration, the model of which is available on the website ri.sabesp.com.br.

Information on the proposal for the allocation of net profit is available in **Exhibit 2** to this Proposal.

III. to fix the number of members of the Company's Fiscal Council

The Management proposes that the number of seats on the Company's Fiscal Council be set at 5 full members and 5 alternate members, all with a term of office that will last until the date of the Annual Shareholders' Meeting that will resolve on the Company's financial statements for the fiscal year ending December 31, 2025.

10. Because we distribute part of the dividends in the form of interest on net equity, which is taxed, we make an additional distribution of the income tax portion so that shareholders receive the net amount representing 25% of the adjusted net income.

IV. to appoint the members of the Company's Fiscal Council

The Management proposes the election of the following effective and alternate members to the Company's Fiscal Council, with a unified term of office until the Annual Shareholders' Meeting that will resolve on the Company's financial statements for the fiscal year ending December 31, 2025:

Full Members	Alternate Members
Aristóteles Nogueira Filho	Vanderlei Dominguez da Rosa
Gisomar Francisco de Bittencourt Marinho	Marizio Martins da Costa
Hamilton Valente da Silva Junior	Dorgival Soares da Silva
Maria Salete Garcia Pinheiro	Adilson Celestino de Lima
Diego Allan Vieira Domingues	Fábio Aurélio Aguilera Mendes

The information related to the candidates for positions on the Fiscal Council, is included in **Exhibit 3** of this Proposal, highlighting that the Eligibility and Remuneration Committee, in accordance with Article 31 of the Company's bylaws, evaluated the compliance of the candidate nomination process and expressed a favorable opinion on the proposed nominations.

EXTRAORDINARY SHAREHOLDERS' MEETING

I. set the limit of the annual global compensation value for the management members and the Fiscal Council for the fiscal year ending on December 31, 2025

I.1. Introduction

With the conclusion of the privatization process and the transformation of the Company into a company without controlling shareholder, the new management proposes a new compensation structure appropriate to this context and in line with its strategy and objectives, especially regarding the universalization goals (U Factor) undertaken in the new Concession Agreement — URAE-1.

The management was assisted by a specialized and internationally recognized consulting firm in executive compensation, conducting an extensive market benchmarking and a critical analysis of the compensation structure of publicly traded companies in Brazil and worldwide, compared to the existing compensation structure in the Company.

The *benchmark* included **(i)** national and international companies operating in the same sector as the Company; **(ii)** companies with a market cap similar to that of the Company; (iii) national companies without controlling shareholder; and **(iv)** other companies that have undergone privatization processes, as follows below.


Market Cap $
Utilities Brazil
sabesp
Brazilian Corporations
Other Privatizations
Global Water Companies

Data from the latest public information available such as 20F and proxy statements for American companies and FRE for Brazilian companies.

Based on the peer set above and considering the average compensation of the management and the relevant market cap, and it was possible to verify a significant distance in the average compensation currently practiced by the Company in relation to the market, as shown in the graph below:


Average Compensation in Administration (1) (BRL mm)
50
40
30
20
10
0
50
100
150
200
Market Cap (BRL bn)
Market Cap (BRL bn)
Brazilian Corporations
Global Water Corporations
Other Privatizations
Utilities Vrazil
sabesp

In addition to the existing value gap between Sabesp's current compensation and that practiced by the aforementioned companies, its composition also diverges from market practice, as it is concentrated in fixed and short-term variable compensation, without any long-term compensation component, as indicated below:

TOTAL ANNUAL COMP(%)	sabesp	Benchmark
Short-Term (Salary)	71%	31%
Short-Term (Bonus)	29%	31%
Long-Term	-	38%
Administration Average Total Comp	R$ 1.154 mm	R$ 11.376 mm
	9.9x smaller	
Board Average Total Comp	R$ 0.185 mm	R$ 1.932 mm
	10.4x smaller	

Source: Sabesp (Limit Approved AGM 2024); Peer Set (Reference Forms)

Considering the need to adjust the Company's management compensation to the new objectives and challenges brought by the privatization process and by the market practice, the Company's management proposes the changes to the composition of the respective compensation package, as detailed throughout the sections of this management proposal.

I.2. to set the annual global compensation amount for the management members

The management proposes setting the limit of the annual global compensation for the Company's management for the fiscal year ending on December 31, 2025, at a total value of BRL 65,692,413, to be allocated among the Board of Directors, Board of Executives Officers, and Fiscal Council as follows, which does not include social charges to be incurred by the Company with the proposed global compensation, as per CVM guidelines:

- **Board of Directors:** : BRL 13,954,230
- **Board of Executive Officers:** BRL 50,988,183
- **Fiscal Council:** BRL 750,000

It should be noted that, although the Board of Executive Officers is currently composed of 3 statutory officers, the proposed limit for the annual global compensation of the management considers a Board of Executive Officers composed of 7 statutory officers, as the Board of Directors plans to appoint the remaining 4 members of the Board of Executive Officers after the Meeting

The above proposal is summarized as follows:

	BOARD OF DIRECTORS	BOARD OF EXECUTIVE OFFICERS	FISCAL COUNCIL
Annual Fixed Compensation + Benefits	BRL 13,954,230[11]	BRL 13,561,170	BRL 750,000
Short-Term Variable Compensation	Not applicable	BRL 18,870,000	Not applicable
Long-Term Variable Compensation	Not applicable	BRL 18,557,013	Not applicable

The tables below demonstrate the proposed management compensation for 2025, the proposal and incurred management compensation for 2024.

BOARD OF DIRECTORS	PROPOSAL 2025	2024 INCURRED	2024 APPROVED
Annual Fixed Compensation	BRL 10,725,378	BRL 1,929,170	BRL 2,036,806
Participation in Committees	BRL 3,228,852	BRL 0	BRL 0
TOTAL	**BRL 13,954,230**	**BRL 1,929,170**	**BRL 2,036,806**

BOARD OF EXECUTIVE OFFICERS	PROPOSAL 2025	2024 INCURRED	2024 APPROVED
Annual Fixed Compensation + Benefits	BRL 13,561,170	BRL 4,980,697	BRL 5,733,550
Short-Term Variable Compensation	BRL 18,870,000	BRL 2,042,660	BRL 2,350,480
Long-Term Variable Compensation	BRL 18,557,013	Not applicable	Not applicable
TOTAL	**BRL 50,988,183**	**BRL 7,023,357**	**BRL 8,084,030**

FISCAL COUNCIL	PROPOSAL 2025	2024 INCURRED	2024 APPROVED
Annual Fixed Compensation	BRL 750,000	BRL 399,308	BRL 427,830
TOTAL	**BRL 750,000**	**BRL 399,308**	**BRL 427,830**

11. As indicated below, the amount of the compensation includes the Annual Fixed Compensation (R$10,725,378) and participation in committees (R$3,228,852).

Note that, as required by applicable legislation, the compensation of the Fiscal Council must be at least ten percent (10%) of the average fixed compensation attributed to the officers. Therefore, the increase in the compensation of the Fiscal Council results from the proposed increase in the compensation of the Company's officers.

The details of the proposed new compensation structure is outlined in the sections below.

I.3. Board of Directors' Compensation

The management proposes that the compensation of the members of the Company's Board of Directors be composed only of a fixed monthly compensation, without long and short term incentives, with an additional amount for participation in committees,(statutory and not statutory), if applicable, also on a monthly basis. The exception to this rule will be for the Related Party Transactions Committee, which will only meet when necessary, with compensation due for each meeting held. Furthermore, it is proposed to increase the annual fixed compensation of the members of the Board of Directors, in line with the recommendations provided by the specialized executive compensation consulting firm, with the proposed amount for the Board of Directors' compensation in 2025 being BRL 13,954,230.

The table below provides a comparison between the current proposal and the global compensation proposal for the board members approved for the fiscal year 2024, also considering the actual amounts incurred and the proposed amounts for 2024 (excluding social charges):

IN R$	2024 APPROVED (A)	2024 INCURRED (B))	2025 PROPOSED (C)	(C) — (A)	(C) — (B)
Pro-labore	BRL 2,036,806	BRL 1,929,170	BRL 10,725,378	BRL 8,688,572	BRL 8,796,208
Benefits	BRL 0	BRL 0	BRL 0	BRL 0	BRL 0
Committee Participation (statutory and not statutory)	BRL 0	BRL 0	BRL 3,228,852	BRL 3,228,852	BRL 3,228,852

I.4. Board of Executive Officers' Compensation

The current composition of the Board of Executive Officers' compensation package is divided into (i) fixed cash compensation, which includes the base salary of each officer and benefits, and represents approximately 71% of the annual compensation of the officers; and (ii) short-term incentive, corresponding to an annual bonus paid in cash, which represents approximately 29% of the annual compensation.

For the year 2025, the management proposes to modify the Board of Executive Officers' compensation structure, aiming at strengthening the alignment of interests between managers and sha-

reholders and generating value in the medium and long term, while also establishing a compensation mix aligned with market practice. In this regard, it is proposed the inclusion of a shase-based long-term incentive, in the form of grants of restricted shares and performance shares, in addition to rebalancing the percentage that each component of the compensation mix represents.

With the implementation of the new compensation mix for the Board of Executive Officers, the proposed maximum value for the global compensation of the Board of Executive Officers in 2025 is BRL 50,988,183, which considers the maximum achievement of all goals and performance indicators, with significant weight given to the indicators defined for the contractual goals of universalizing services, provided for short and long-term incentives, as described below.

The maximum proposed amount for the global remuneration of the Board of Officers considers a Board of Executive Officers composed of 7 (seven) statutory members, as the Board of Directors plans to appoint 4 (four) new officers after the Meeting, in addition to the 3 (three) officers existing in December 31, 2024, who are still conducting the Company's operations.

The table below provides a comparison between the current proposal and the global compensation proposal for the Board of Executive Officers' approved for the fiscal year of 2024, also considering the values actually incurred and the proposed values for 2024 (excluding social charges):

IN BRL	2024 APPROVED (A)	2024 INCURRED (B))	2025 PROPOSED (C)	(C) — (A)	(C) — (B)
Pro-labore	3,704,297	3,743,629	11,701,500	7,997,203	7,957,871
Benefits	2,029,253	1,237,068	1,859,670	- 169,583	622,602
TOTAL FIXED COMPENSATION	**5,733,550**	**4,980,697**	**13,561,170**	**7,827,620**	**8,580,473**
Bonus	2,350,480	2,042,660	18,870,000	16,519,520	16,827,340
TOTAL SHORT-TERM VARIAB-LE COMPENSATION	**2,350,480**	**2,042,660**	**18,870,000**	**16,519,520**	**16,827,340**
Restricted Shares	0	0	1,800,478	1,800,478	1,800,478
Performance Shares	0	0	16,756,536	16,756,536	16,756,536
TOTAL LONG-TERM VARIABLE COMPENSATION	**0**	**0**	**18,557,013**	**18,557,013**	**18,557,013**

As highlighted, the changes to the Board of Executive Officers' compensation mix and, consequently, the overall maximum amount proposed for the fiscal year of 2025, were based on market benchmarking and recommendations made by the specialized consulting firm in executive compensation engaged by the Company, and aim at aligning the Company's compensation practices with its new context. The adoption of long-term incentives tied to the achievement of goals, especially the universalization goals undertaken by the Company in the new Concession Agreement — URAE-1, allows for greater retention and attractiveness of qualified professionals. The long-term incentives also encourage these professionals to act in alignment with the interests of the Company, its shareholders, and other stakeholders, within appropriate risk limits and taking responsibility for

the future impacts of their decisions.

Below, we describe in detail the proposed changes for each element of the Board of Executive Officers' compensation.

I.4.1 Fixed Compensation

As per the specialized consulting firm in executive compensation engaged by the Company and benchmarking research, the current fixed compensation amount of the members of the Board of Executive Officers is below the market average, considering the sector, condition, and market cap of the Company.

In line with the recommendation made by the specialized consulting firm in executive compensation, it is proposed to increase the total annual fixed compensation of the members of the Board of Executive Officers, as indicated above. The aforementioned increase is justified by the unprecedented scale of the Company's goals, which requires the necessary investment to ensure the Company can attract and retain talents, seeking to ensure the full achievement of its goal of universalizing sanitation services (U Factor) and the pursuit of operational efficiency.

I.4.2 Short-Term Variable Compensation

Regarding the fiscal year ended in 2024, the short-term variable compensation was based on the indicators established in the 2024 Annual Eventual Award program. The table below provides a summary of the performance indicators for 2024 and the level of achievement of the said program:

BUSINESS DIMENSION					
ECONOMIC-FINANCIAL GOAL	CEO'S WEIGHT	WEIGHT EXECUTIVE OFFICERS	GOAL	RESULT	% OF EVENTUAL AWARD ACHIEVED
EBITDA Margin (%)	30	13,34	47,5%	50,2%	100%
PLANNING GOALS					
Assets Immobilization	30	13,33	BRL 7.05 Bn	BRL 8.01 Bn	100%
Sewage Collection and Treatment Coverage Index (%)	30	13,33	79,5%	79,5%	100%
Favorability in Organizational Climate Survey (%)	7	7	70,0%	72,3%	100%
Ocurrence of Fatal Accident	3	3	0	0	100%
SECTORAL DIMENSION					

BUSINESS DIMENSION					
ECONOMIC-FINANCIAL GOAL	CEO'S WEIGHT	WEIGHT EXECUTIVE OFFICERS	GOAL	RESULT	% OF EVENTUAL AWARD ACHIEVED
GOAL BY DIRECTORATE					
3 to 4 indicators from each Directorate, broken down for the respective Superintendencies		50%	100%	90%	90%

For the fiscal year of 2025, short-term variable compensation will continue to be an annual cash payment based on the achievement of certain performance indicators. However, it is proposed an alignment of the performance indicators with the Company's new strategy, as shown below:

- **Trigger:** short-term variable compensation will have an initial trigger related to achieving at least 90% of the target EBITDA for the current year. If this initial trigger is not met, there will be no payment of the short term variable compensation.
- **Multiplicator:** in case the trigger is met, the EBITDA multiplier factor will be calculated by dividing (i) the EBITDA achieved in the current year by (ii) the target EBITDA for the current year. This EBITDA multiplier factor will be used as one of the elements to calculate the short-term variable compensation and can range from 90% to 110%, with any achievement above 110% being considered as 110% (cap). This factor will be called the "Multiplicator".
- **Individual Score:** a the Individual Score of each executive is the combined indicator of (i) the Company's performance goals ("Collective Goals") and (ii) the individual performance goals for each officer ("Individual Goals"), in the proportion of 40% and 60%, respectively. The indicator of the Collective and Individual Goals may vary from 80% to 120% of the target goals set by the Board of Directors.
- **Final Score:** after determining the Multiplicator and the Individual Score, the result of multiplying these two indicators (which can range from 72% to 132%) will be adjusted based on a forced payment curve, so that the payment of variable compensation may vary from 50% to 150% of the target value initially determined for each officer.
- **Individual Target Value:** finally, the Final Score will be multiplied by the number of salaries attributable to each officer's short-term incentive.

Below, we describe the formula for calculating the amount of variable compensation, as well as the payment adjustment curve:


160%
120%
80%
40%
0
Index for ICP calculation
50%
100%
150%
72%
100%
152%
Index of achievement of performance indicators

*Variable Compensarion Amount= Final Score * Individual Target Value*

The Company's performance goals consist of the following and are aligned with the Company's main short-term objectives:

Board of Officers Performance Goals 2025	P	F	E	C	O	R	J
Achievement Fator U	●		●		●		
Achievement Q	●				●		
Customer NPS (Net Promoter Score)	●			●			
Regulatory Compliance	●			●		●	●
Generation of Operational Cash Flow	●	●					
Manageable Expenses		●			●	●	●
Fundraising		●					
Unitization		●	●		●	●	
Physical Construction Schedule Attainment			●				
Unitization of Construction Work in Progress as of Dec/2024			●				
Safety (Frequency and Severity)			●				
Losses on Distribution Index				●	●		
Collection Index				●	●		
IT Strategic Plan				●			

- **P:** CEO
- **C:** CCTO
- **F:** CFO
- **E:** Engineering
- **O:** COO
- **R:** Regulatory
- **J:** Legal

Collective Goals

Below are the collective goals for the Board of Executive Officers:

1) Achievement of U Factor — is provided in Exhibit VII[12] of the Concession Agreement — URAE-1 and is the main indicator for achieving the sanitation universalization goals undertaken by the Company in the Concession Agreement — URAE-1, reflecting value generation for shareholders;

2) Achievement of Q Factor — the Q Factor reflects the achievement of quality goals including, but not limited to, loss index, leaks, consumer demand response, among other, as provided in Exhibit VII[13] of the Concession Agreement — URAE-1, also being linked to the Company's main goals and objectives;

3) Customer NPS — obtained by means of an anonymous survey conducted by third parties hired by the Company to measure the consumer satisfaction index;

4) Regulatory Compliance — aims at ensuring the achievement of the financial aspects of revenues and expenses of the Concession Agreement — URAE-1;

5) Generation of Operational Cash Flow — is related to achieving the annual budget according to the ITR/DFP account classification.

As shown in the table above, for the CEO, 100% of the goals that comprise this short-term incentive will be the collective goals related to the Company's performance, as described above.

The proposed short-term variable compensation aims at aligning the fixed and variable compensation with the recommendation of the specialized consulting firm in executive compensation.

I.4.3 Long-Term Variable Compensation

The Company currently does not have long-term variable compensation.

The inclusion of this element is essential for the Company to achieve its long-term objectives, especially the universalization goals (U Factor) undertaken in the new Concession Agreement — URAE-1. These commitments require the continuous and long-term engagement of the members of the Board of Executive Officers, aligning with the interests of its shareholders. The achievement of this indicator will translate into growth of the regulatory asset base and fulfilling the universalization goals of the Concession Contract — URAE 1, which will convert into revenue and cash flow increase for the Company. The monthly update of U Factor will be audited annually by the regulatory

12. Access link: https://api.mziq.com/mzfilemanager/v2/d/9e47ee51-f833-4a23-af98-2bac9e54e0b3/313e48ec-c-046-294e-653b-007c9b9ec928?origin=1 *(Portuguese only)*

13. Access link: https://api.mziq.com/mzfilemanager/v2/d/9e47ee51-f833-4a23-af98-2bac9e54e0b3/313e48ec-c-046-294e-653b-007c9b9ec928?origin=1 *(Portuguese only)*

body (ARSESP) and will be available for public monitoring by the end of the third quarter of 2025, through the website: https://www.sabesp.com.br/acompanheofuturo/.

In line with the recommendations made by the specialized compensation consulting firm, the management proposes the approval of the Restricted Shares Plan and the Performance Shares Plan, as detailed in items II and III of the Extraordinary Shareholders' Meeting agenda, as per the terms of this Proposal.

For 2025, it is proposed a single grant of restricted shares and performance shares focused on long-term retention and achievement of long-term performance goals, with (i) the grant of restricted shares conditioned on a 8 year time-based vesting for the CEO and a4 year time-based vesting for the other officers, with gradual annual vesting, which may be anticipated in October 2030 if the goals related to U Factor undertaken by the Company are met, and (ii) the grant of performance shares conditioned on a 5 year time-based and performance-based vesting, with vesting to be assessed year by year, as detailed below.

The management understands that by establishing a long-term incentive based on retention with a 8-year vesting period, for the Company's CEO, and a 4-year vesting period for the other officers, (Restricted Shares Plan) combined with an incentive plan focused on achieving performance indicators with a 5-year vesting period (Performance Shares Plan), the Company shall have an incentive strategy capable of promoting the long-term alignment required for the Company's strategy.

The grant in 2025 of the share-based long-term incentive for each officer will be divided in the following proportion: (i) at maximum, 35% of the grant will consist of restricted shares, which are conditioned only to time-based vesting (restricted shares — time-based vesting), as described below; and (ii) at minimum, 65% of the grant will consist of performance shares, which are conditioned, in addition to the time-based condition (vesting), to the achievement of the Universalization Factor (U Factor) indicator and the achievement of a certain minimum annual Total Shareholder Return — TSR, as detailed below.

Restricted Shares

The right to receive the restricted shares will be conditioned on the participants for a total vesting period of 4 years, with 25% vesting each year as from the grant date.

Exclusively in relation to the Company's CEO, the right to receive the restricted shares will be subject to a total vesting period of 8 years and will be acquired, according to the following schedule: **(a)** 5% after 1 year of vesting; **(b)** 10% after 2 years of vesting; **(c)** 15% after 3 years of vesting; **(d)** 20% after 4 years of vesting; **(e)** 20% after 5 years of vesting; **(f)** 15% after 6 years of vesting; **(g)** 10% after 7 years of vesting; and **(h)** 5% after 8 years of vesting.

The vesting period applicable to restricted shares may be accelerated in October 2030, if the goals related to the achievement of the U Factor undertaken by the Company in the Concession Agree-

ment— URAE-1 are met, according to the Restricted Shares Plan. In such a case, if the participants are working in the Company on that date, all restricted shares granted to them and not yet vested will have their vesting period fully anticipated.

Performance Shares

The right to receive the performance shares will occur upon the fulfillment of a 5-year *vesting* cycle, during which the performance shares will become partially vested, as indicated below, based on the annual measurement of the Universalization Factor (U Factor) and the annual TSR.

As explained, the U Factor is the main indicator for achieving the universalization of sanitation goals undertaken by the Company and, therefore, one of the Company's main mid and long-term goals. To achieve this goal, investments in regulatory assets are necessary, which will be recognized in the tariff charged by the Company and, therefore, will convert into future and sustained operational cash generation.

TSR is commonly used in the market to calculate the financial return to the shareholder based on the appreciation of the share price and the receipt of dividends distributed by the Company over a certain period.

After the approval of the plan by the Shareholders' Meeting, the Company will grant the officers a total target amount of performance shares, divided into 5 distinct lots, as follows: **(a)** lot 1: 15.38% of the total target amount; **(b)** lot 2: 15.38% of the total target amount; **(c)** lot 3: 15.38% of the total target amount; **(d)** lot 4: 23.08% of the total target amount; and **(e)** lot 5: 30.78% of the total target amount.

The effective amount of performance shares to be received may vary between 0% and, at most, 150% of the target amount of each lot.

Annually, a portion of the target amount of performance shares of each lot may become vested, provided that the performance goals are met and the officers fulfill the condition of remaining with the Company until the U Factor determination date for each lot, as follows: **(a)** lot 1: U Factor determination in 2026; **(b)** lot 2: U Factor determination in 2027; **(c)** lot 3: U Factor determination in 2028; **(d)** lot 4: U Factor determination in 2029; and **(e)** lot 5: U Factor determination in 2030.

Exclusively for the Company's CEO, the effective transfer of the shares of each lot, according to the annual final amount, will occur only at the end of the entire 5-year vesting period, while for the other officers the shares of each lot will be transferred annually after the measurement of the performance indicators.

Annually within the month of October or up to 30 days after ARSESP's statement regarding the U Factor for the reference period, the Company will calculate the effective number of performance shares for each lot, which may vary from 0% to 100% of the target amount of each lot, according

to the percentage of U Factor achievement, according to the table below:

U FACTOR	ANNUAL U FACTOR PERFORMANCE
0.0% < fU <= 1.0%	100%
1.0% < fU <= 3.0%	Linear interpolation between 0% and 100%
fU > 3.0%	0%

Once the U Factor indicator is achieved, the TSR for the previous fiscal year will be measured, according to the table below, so that the effective number of performance shares for each lot may be increased from 100% to 150%, at most:

ANNUAL TSR	ANNUAL TSR LEVERAGE
Annual TSR <= IPCA + 9.0%	100%
IPCA + 9.0% < Annual TSR <= IPCA + 13.0%	Linear interpolation between 100% and 150%, at most
Annual TSR > IPCA + 13.0%	At most 150%

For the first grant cycle to be carried out in 2025, the fair value assumed for the restricted shares and performance shares to be granted is BRL 144,959,720, to be accounted for in the fiscal years of (i) 2025 to 2029 in relation to the performance shares and restricted shares of the officers (except the CEO) and (ii) 2025 to 2032 in relation to the restricted shares granted to the CEO, according to the accounting rules of the Comitê de Pronunciamentos Contábeis - CPC 10 (equivalent to IFRS 2). Considering the maximum achievement of the performance shares' goals, the values to be accounted for under CPC 10 are described below.

R$ 000	2025	2026	2027	2028	2029	2030	2031	2032	Total
Restricted Shares	1,800.48	3,600.96	5,401.43	7,201.91	7,201.91	5,401.43	3,600.96	1,800.48	36,009.55
Performance Shares	16,756.54	16,756.54	16,756.54	25,145.70	33,534.86	0.00	0.00	0.00	108,950.17
Total LTIP	**18,557.01**	**20,357.49**	**22,157.97**	**32,347.61**	**40,736.77**	**5,401.43**	**3,600.96**	**1,800.48**	**144,959.72**

Thus, for the fiscal year ending on December 31, 2025, the proposed limit for long-term variable compensation, based on the fulfillment of the universalization goals, and which takes into account the estimated expense to be accounted for in 2025, is BRL 18,557,013.

- Compensation Mix

Below is the new compensation mix for the Board of Officers proposed by the management, considering the compensation components described in the sections above. It is important to note that the expenses arising from the grants of restricted shares and performance shares to be made in 2025 will be partially accounted for in 2025 and in the following fiscal years according to their respective vesting schedules, as informed in the previous section. Additionally, we also provide a

comparison of this combination against the Benchmark exposed in item I.1 above.

MIX BY COMPENSATION TYPE	2024 APPROVED	2025 PROPOSED
Pro-labore	46%	23%
Benefits and Others	25%	4%
TOTAL FIXED COMPENSATION	**71%**	**27%**
Bonus and Profit Sharing	29%	37%
TOTAL SHORT-TERM VARIABLE COMPENSATION	**29%**	**37%**
Restricted Shares	0%	4%
Performance Shares	0%	33%
TOTAL LONG-TERM VARIABLE COMPENSATION	**0%**	**36%**
TOTAL GLOBAL COMPENSATION	**100%**	**100%**


TOTAL ANNUAL COMP(%)
sabesp 2024
Benchmark
sabesp 2025
Short-Term (Salary)
71%
31%
27%
Short-Term (Bonus)
29%
31%
37%
Long-Term
-
38%
36%
Administration Average Total Comp
R$ 1.154 mm
R$ 11.376 mm
R$ 7.284 mm
9.9x smaller
1.5x smaller
Board Average Total Comp
R$ 0.185 mm
R$ 1.932 mm
R$ 1.550 mm
10.4x smaller
1.2x smaller

Source: Sabesp (Approved Limit AGO 2024); Peer Set (Reference Forms)

The information about the global compensation proposal for the management is available in **Exhibit 4** to this Proposal.

II. approve the Restricted Shares Plan

The Management proposes the approval of the Restricted Shares Plan with the goal to allow the granting of Company's shares to officers, employees and service providers, as approved by the Board of Directors, subject to time-based vesting.

The Plans aim to promote (a) alignment between the interests of the participants and the interests of the Company's shareholders; (b) retention of participants in the Company or its controlled entities; and (c) the achievement of the Company's objectives, especially the unprecedented challenge of Universalization, by the retention and attraction of qualified professionals in the management of the Company and its strategic areas.

In the Restricted Shares Plan, the right to receive Company's shares will be conditioned on the participant's permanence in the Company, thus promoting an element of retention for the professionals selected to participate in the plan and ensuring the stability of the management team during the Universalization period (1st cycle of the Concession Contract — URAE-1 2025-2029).

The granting of restricted shares to current officer to be carried out in 2025, as explained in the section above, will have a total vesting period of 4 years, with participants acquiring 25% of the shares on each anniversary of the grant date. Exclusively for the Company's CEO, the grant of restricted shares to be carried out in 2025 will have a total vesting period of 8 years, with the acquisition of restricted shares according to the following schedule: **(a)** 5% after 1 year of vesting; **(b)** 10% after 2 years of vesting; **(c)** 15% after 3 years of vesting; **(d)** 20% after 4 years of vesting; **(e)** 20% after 5 years of vesting; **(f)** 15% after 6 years of vesting; **(g)** 10% after 7 years of vesting; and **(h)** 5% after 8 years of vesting.

The Board of Directors may promote subsequent annual grants of restricted shares subject to a vesting period of 4 (four) years, in which the Restricted Shares will be acquired in the proportion of 25% (twenty-five percent) each year.

The number of restricted shares to be granted in 2025 to current officers will be determined based on (i) a salary multiple, according to the position held by the participant; and (ii) the volume-weighted average price of the shares in the 30 trading sessions prior to the grant date or the volume-weighted average price of the shares in the 30 trading sessions prior to 01/10/2024 (the date the new management took office), whichever is lower.

As described in this Proposal, the vesting period of the restricted shares may be accelerated in October 2030, if the goals related to the achievement of the U Factor undertaken by the Company in the Concession Contract — URAE-1 are met, under the terms of the Restricted Shares Plan. In such a case, if the participant is still bound to the Company as part of the management on that date, all restricted shares granted to them will have their vesting period fully anticipated.

The Restricted Shares Plan, together with the Performance Shares Plan discussed in item III below, will have a single global limit for grants of 1% of the share capital on a fully diluted basis.

Exhibit 5 of this Proposal contains a detailed description of the Restricted Shares Plan, as per the information indicated in Exhibit B of CVM Res. 81/22, as well as a copy of the Restricted Shares Plan.

III. approve the Company's Performance Shares Plan

The Management proposes the approval of the Performance Shares Plan, with the goal to allow the granting of shares issued by the Company to officers, employees and service providers, as approved by the Board of Directors, conditioned on the continuous engagement of such professionals with the Company and the achievement of certain Company performance goals.

The Plans aim to promote (a) alignment between the interests of the participants and the interests of the Company's shareholders; (b) retention of participants within the Company or its controlled entities; and (c) the achievement of the Company's objectives, especially the unprecedented challenge of Universalization, by the retention and attraction of qualified professionals in the management of the Company and its strategic areas.

In the Performance Shares Plan, there will be a vesting period of 5 years, during which the performance shares will become vested shares annually in the proportion indicated in item I.4 of this Proposal, subject to the achievement of performance goals, namely the Universalization Factor (U Factor) and the annual TSR.

Based on the achievement of these performance goals, the effective number of shares that will be transferred to the executive officers may vary between 0% and150%, at most.

Exclusively for the Company's CEO, the effective transfer of shares of each lot, according to the final determined amount under item I.4 of this Proposal, will occur only at the end of the entire 5-year vesting period (subject to the termination rules provided in the plan), while for the other executive officers, the shares from each lot will be transferred annually after the determination of the performance goals.

The number of performance shares that will be granted to the current executive officers will be determined based on (i) a salary multiple, according to the position held by the participant; and (ii) the volume-weighted average price of the shares in the 30 trading sessions prior to the grant date or the volume-weighted average price of the shares in the 30 trading sessions prior to 01/10/2024 (the date on which the new management was appointed), whichever is lower.

The Performance Shares Plan, together with the Restricted Shares Plan discussed in item II above, will have a single global limit for grants of 1% of the share capital on a fully diluted basis[14].

Exhibit 6 of this Proposal contains a detailed description of the Performance Shares Plan, in accordance with the information indicated in Exhibit B of CVM Res. 81/22, as well as a copy of the Performance Shares Plan.

14. This definition means that the 1% mentioned above is based on the share capital after the performance shares are granted.

IV. amend article 2 of Company's bylaws

The Management proposes to amend Article 2 of the bylaws to include item VII, which addresses energy generation in the context of self-production with the aim of enabling energy support for the main and related activities that constitute the Company's corporate purpose. Thus, the Management proposes that Article 2 of the bylaws be amended to read as follows:

"Article 2º — The corporate purpose of the Company is to provide basic sanitation services, with a view to universalizing water supply and sewage services in its area of operation in the State of São Paulo, comprising the following activities in Brazil and abroad:

I. water supply and sewage services;

II. drainage and management of urban stormwater;

III. urban cleaning and solid waste management;

IV. planning, operation, and maintenance of production systems;

V. storage, conservation, and commercialization of energy, for itself or for third parties;

VI. commercialization of services, products, benefits, and rights that directly or indirectly derive from its assets, enterprises, and activities, as well as other activities that are related to any of the activities mentioned above; and

VII. generation of electricity for self-consumption, with the possibility of commercializing the surplus, aiming at efficiency in the operation of basic sanitation services and optimization of the use of its assets.

Sole paragraph — The Company may establish wholly-owned subsidiaries, participate as a quotaholder or shareholder in any other company or enterprise, participate in investment funds, and associate, in any form, with other legal entities of public or private law, including through the formation of consortia or subscription of minority or majority shares of the capital stock."

The Management proposes this amendment, inserting an item related to their current activities, to meet the requirements established by the National Electric Energy Agency (ANEEL) so that Sabesp is able to generate electricity for self-consumption (becoming a self-producer), maintaining the focus on increasing efficiency in the operation of basic sanitation services and optimizing the use of the Company›s assets.

The proposed changes are highlighted in the table in **Exhibit 7** of this Proposal, which outlines (i) the current wording of Article 2 of the Company›s bylaws, (ii) the new proposed wording for the said article, (iii) a comparison between both wordings, and (iv) the reasons justifying the proposed changes.

V. *to consolidate the Company's bylaws, in order to reflect the proposed change in item (iv) of the agenda at the Extraordinary Shareholders' Meeting, if approved*

The Management proposes the consolidation of the bylaws be approved, in order to reflect the change in the Company's corporate purpose described in item (iv) above.

Exhibit 8 of this Proposal contains a version of the bylaws to be consolidated, with the proposed change highlighted.



3. Minutes of the meeting

The proceedings of general meetings are documented in minutes recorded in the "Book of Minutes of General Meetings," which will be signed by the board members and the shareholders present. The Shareholder who participates in the Meeting through the Digital Platform will be considered present and a signatory of the minutes.

It is possible, provided it is authorized by the general meeting, to record the minutes in the form of a summary of the events, including dissent and protests, containing only the transcription of the resolutions taken. In this case, the proposals or documents submitted to the meeting, as well as the voting or dissenting statements referred to in the minutes, will be numbered, authenticated by the board and by any shareholder who requests it, and filed with the Company. Additionally, the board, at the request of an interested shareholder, will authenticate a copy or excerpt of the proposal, voting or dissenting statement, or protest presented.

Pursuant to article 130, caput, of the Brazilian Corporations Law, certificates of the minutes of the Meeting, duly authenticated by the chairman and secretary, will be extracted and sent electronically to the CVM and B3, submitted for registration with the company registry of the state where the Company's headquarters are located, and published in a widely circulated newspaper, in accordance with the provisions of article 135, §1 and article 289 of the Brazilian Corporations Law. As guided by article 130, §2, of the Brazilian Corporations Law, provided it is authorized by the general meeting, it is possible to publish the minutes omitting the signatures of the shareholders.

Thus, the Company's Management proposes that the minutes of the Meeting be recorded in the form of a summary of the events, observing the aforementioned requirements, and that their publication be carried out omitting the signatures of the shareholders.

4. Closure

For the reasons stated above, the Company's management submits this Proposal for your consideration, recommending its full approval.

São Paulo, March 28, 2025.

Karla Bertocco Trindade
Chair of the Board of Directors

5. Exhibits

The following are Exhibit to this Proposal:

EXHIBIT	TITLE
Exhibit 1	**Item 2 of the Reference Form** — Executive Officers' Comments
Exhibit 2	**Allocation of Net Profit** - Exhibit A of CVM Res. 81/22
Exhibit 3	**Items 7.3 to 7.6 of the Reference Form** — Information on the Fiscal Council
Exhibit 4	**Item 8 of the Reference Form** — Compensation Proposal
Exhibit 5	**Restricted Stock Plan** - Exhibit B of CVM Res. 81/22
Exhibit 6	**Performance Stock Plan** - Exhibit B of CVM Res. 81/22
Exhibit 7	**Amendment to the Bylaws** — Comparison of the current and amended text
Exhibit 8	**Consolidated Bylaws** — Bylaws incorporating the amendments



Exhibits

Exhibit 1

Officers' Comments

Prepared in accordance with article 10, item III, of CVM Resolution 81/22

2.1. Financial and Patrimonial Conditions:

The information included herein refers to the Company's consolidated financial statements, prepared in accordance with accounting practices adopted in Brazil and IFRS standards issued by the International Accounting Standards Board ("IASB"), for the fiscal year ended on December 31, 2024.

The information contained herein should be analyzed together with the DFP-2024, available on the Company's website (www.ri.sabesp.com.br) and on the Brazilian Securities and Exchange Commission's website (www.gov.br/cvm).

a. Officers' comments on the general financial and patrimonial conditions:

The year of 2024 landmarked a transformative moment in Sabesp's trajectory. In July, the privatization was concluded, representing an opportunity for refreshing the Company.

This new chapter could not have come at a more opportune time, considering our challenge ahead: to universalize basic sanitation services in the concession area, bringing dignity, health, and quality of life to the served population. The new management of the Company is enthusiastic about the growth and efficiency opportunities that lie ahead.

Regarding the numbers, we had a memorable year: we reached 28.1 million customers (+1% vs 2023), BRL 36.1 billion in net revenue (+41% vs 2023), and BRL 9.6 billion in net profit (+172% vs 2023) — the highest result in our history. As a result, we will return BRL 2.5 billion to our shareholders as dividends for the fiscal year 2024.

changes. With the privatization process, the Government of the State of São Paulo ("GESP") reduced its stake from 50.3% to 18.3% of the Company's capital stock. In this new configuration, the Company transformed into a private company in the form of a true corporation, with Equatorial S.A. ("Equatorial") holding 15% of its shares. Equatorial, as a reference shareholder, entered into the "Investment Agreement, Lock-up, and Other Covenants" ("Investment Agreement") with GESP.

The new management took office on October 1, 2024 and will lead the transformation of the "New

Sabesp".

The main commitment made with the privatization was to advance the universalization of basic sanitation from 2033 to 2029 with investments of around BRL 70 billion by 2029, and BRL 260 billion by 2060.

As part of this process, Sabesp entered into a new concession agreement with the Regional Unit of Potable Water Supply and Sanitary Sewage Services — URAE-1 — Southeast, already in effect, which compensates the Company based on its regulatory asset base ("Concession Agreement"). In this regard, tariff adjustments with annual incorporation were defined for the first 2 cycles of 5 years: (i) 2024 to 2029, and (ii) 2030 to 2034.

In the first cycle, the priority is the "Universalization of Sanitation," which will require investments that will double the Company's regulatory asset base to achieve the main goals of the Concession Agreement:

- **U Factor (Universalization):** measured by the number of connections (2025 and 2026) or % coverage index of economies (2027 to 2029) in the Company's concession area. To achieve this, investments in Regulatory Assets are necessary, which will be recognized in the tariff charged by the Company and converted into future and sustained operational cash generation; and
- **Q Factor (Quality):** aims to encourage improvements in the provision of basic sanitation services and service to the population.

It is worth mentioning that all operational efficiencies generated by Sabesp concerning the regulatory Opex (operational expenses) in this first cycle will be fully absorbed by the Company, which will not pass these efficiencies on to the tariffs charged to customers.

In 2024, the Company invested BRL 6.9 billion, and for the period from 2025 to 2029, the Company plans to invest around BRL 70 billion, mainly in the expansion of sewage treatment systems, to achieve the Universalization goal.

The Company's Leverage Index remained practically stable, as indicated below:

(BRL MILLIONS)	AS OF DECEMBER 31	
	2024	2023
Total loans and financing (Gross Debt)	25,258.3	19,536.4
(-) Cash and cash equivalents	1,682.6	838.5
(-) Financial investments	3,699.7	2,426.8
(=) Net debt	19,876.0	16,271.1
(+) Total Equity	36,928.1	29,857.4
(=) Total Capital	56,804.1	46,128.5
Leverage Ratio	35%	35%

b. Capital structure

The Company believes that its capital structure is adequate for the activities it develops and its sector. These capitalization metrics have historically allowed the Company to access official and multilateral banks, handle current investment levels, and at the same time maintain a favorable debt profile, with long-term and low-cost financing.

On December 31, 2024, the Company's equity reached BRL 36.9 billion (+24% vs 2023). This variation is due to the profits generated and not distributed in the year 2024::

(BRL MILLIONS)	AS OF DECEMBER 31	
	2024	2023
Third-party capital — current	3,133.9	2,616.4
Third-party capital - non-current	22,124.4	16,919.9
Own Capital — Equity	36,928.1	29,857.4
Total capitalization	62,186.4	49,393.7

c. Payment capacity in relation to assumed financial commitments

The Company believes it is able to fully honor its financial commitments.

(IN MILLIONS OF REAIS)	AS OF DECEMBER 31, 2024
Current Assets	10,608.9
Current Liabilities	11,972.2
Current Assets / Current Liabilities = Current Liquidity Ratio (CLR)	0.89

On December 31, 2024, the Company was compliant with all its obligations.

Debt Profile and Amortization Schedule: the table below indicates the payment flow of all debt instruments:

AMORTIZATION FLOW	2025	2026	2027	2028	2029	APÓS 2030	TOTAL
Balance (BRL thousand)	3.133,9	4.821,8	2.481,5	1.763,1	2.398,1	10.659,9	25.258,3
% of Total	12,4%	19,1%	9,8%	7,0%	9,5%	42,2%	100,0%

Availability and Liquidity Ratios: the cash balance and equivalents, combined with Sabesp's ability to obtain financing lines from financial institutions, as per item 2.1(f), provide means to regularly amortize the principal and charges of its debts. On December 31, 2024, the Company held BRL 6,151.4 million in cash and equivalents (+BRL 2,886.1 million vs BRL 3,265.3 million recorded on December 31, 2023).

The liquidity ratio indicated in item 2.1(c) demonstrates short-term financial solidity, while the Operational Cash Generation evidences medium and long-term support for the settlement of obligations.

With the analysis of these indicators, the Company is able to honor all its financial commitments.

d. Sources of financing for working capital and investments in non-current assets used

In the fiscal year 2024, the main sources of financing for the Company were: (i) operational cash generation; and (ii) long-term financing. For more information on the financial agreements entered into by the Company, refer to item 2.1(f)(i).

e. Sources of financing for working capital and investments in non-current assets that it intends to use to cover liquidity deficiencies

The Company may access the financial and capital markets, both national and international, through credit operations and the issuance of securities in the capital market. The available instruments are internal and external loans, the issuance of commercial promissory notes and debentures in the domestic market, and the issuance of bonds in the international market.

f. Debt levels and the characteristics of such debts

On December 31, 2024, the Company's Gross Debt was BRL 25,258 million (vs BRL 19,536 million on December 31, 2023). For more information on the Company's gross and net debt, refer to item 2.1(a).

i. Relevant loan and financing agreements

The table below indicates all relevant loan and financing agreements in force on December 31, 2024 and compared with 2023, where applicable:

sabesp

NATIONAL CURRENCY					
FINANCIAL INSTITUTION	BALANCE ON DECEMBER 31, 2024 (BRL THOUSAND)	BALANCE ON DECEMBER 31, 2024 (BRL THOUSAND))	FINAL MATURITY	ANNUAL INTEREST RATE	MONETARY ADJUSTMENT
Debentures 22nd Issuance	(BRL THOUSAND)	341.573	2025	CDI +0.58% (1st series) and CDI+0.90% (2nd series) and 6.0% (3rd series)	IPCA (3ª série)
Debentures 23rd Issuance	374.354	865.089	2027	CDI +0.49% (1st series) and CDI+0.63% (2nd series)	N/A
Debentures 2 th Issuance	538.606	512.122	2029	3.20% (1st series) and 3.37% (2nd series)	IPCA (1 e 2ª séries)
Debentures 26th Issuance	1.371.685	1.302.042	2030	4.65% (1st series) and 4.95% (2nd series)	IPCA (1ª e 2ª séries)
Debentures 27th Issuance	498.981	698.634	2027	CDI +1.60% (1st series) and CDI +1.80% (2nd series) and 2.25% (3rd series)	N/A
Debentures 28th Issuance	1.070.862	1.198.172	2028	CDI +1.20% (1st series) and CDI +1.44% (2nd series) and 1.60% (3rd series)	N/A
Debentures 29th Issuance	1.357.523	1.314.136	2036	CDI +1.29% (1st series) and 5.3058% (2nd series) and 5.4478% (3rd series)	IPCA (2ª e3 ª série)
Debentures 30th Issuance	873.405	998.231	2029	CDI +1.30% (1st series) and CDI +1.58% (2nd series)	N/A
Debentures 31st Issuance	2.934.936	-	2034	CDI +0.49% (1st series) and CDI +1.10% (2nd series) and CDI +1.31% (3rd series)	N/A
Debentures 32nd Issuance	2.496.521	-	2026	CDI +0.30%	N/A
Caixa Econômica Federal	1.683.342	1.616.485	2024/2042	5% a9.5%	TR
National Bank for Economic and Social Development - BNDES PAC II 9751	16.479	23.602	2027	TJLP +1.72%	N/A
National Bank for Economic and Social Development - BNDES PAC II 9752	11.201	16.043	2027	TJLP +1.72%	N/A
National Bank for Economic and Social Development - BNDES ONDA LIMPA	6.855	33.985	2025	TJLP +1.92%	N/A
National Bank for Economic and Social Development - BNDES TIETÊ III	657.731	852.868	2028	TJLP +1.66%	N/A
National Bank for Economic and Social Development - BNDES 2015	363.208	394.167	2035	TJLP +2.18%	N/A
National Bank for Economic and Social Development - BNDES 2014	10.246	16.745	2026	TJLP +1.76%	N/A

sabesp

NATIONAL CURRENCY					
FINANCIAL INSTITUTION	**BALANCE ON DECEMBER 31, 2024 (BRL THOUSAND)**	**BALANCE ON DECEMBER 31, 2024 (BRL THOUSAND))**	**FINAL MATURITY**	**ANNUAL INTEREST RATE**	**MONETARY ADJUSTMENT**
Inter-American Development Bank - BID 2202	1.984.571	2.164.964	2035	CDI +0.86%	N/A
Inter-American Development Bank - BID INVEST	815.501	854.390	2034	CDI+1.90%eCDI2.70%	N/A
Inter-American Development Bank - BID INVEST 2022	438.497	452.341	2036	CDI +2.50%	N/A
Inter-American Development Bank - BID INVEST 2023	447.860	461.891	2036	CDI +0.50%	N/A
International Finance Corporation - IFC 2022	714.826	736.710	2032	CDI +2.00%	N/A
International Finance Corporation - IFC 2023	987.574	986.651	2033	CDI+2%	N/A
International Finance Corporation - IFC 2024	1.048.579	-	2034	CDI+0,3735%	N/A
Leasing (Concession Agreement, Program Contracts, and Contract Asset)	317.144	309.210	2035	7.73% a10.12%	IPC
Leasing (Others)	150.924	142.300	2027	9.32% a15.24%	N/A
Others	2.799	5.913	2025	3%(FEHIDRO); TJLP+1.5%(FINEP)	N/A

FOREIGN CURRENCY					
FINANCIAL INSTITUTION	**BALANCE AS OF DECEMBER 31, 2024 (BRL THOUSAND)**	**BALANCE AS OF DECEMBE 31, 2023 (BRL THOUSAND**	**FINAL MATURITY**	**ANNUAL INTEREST RATE**	**MONETARY ADJUSTMENT**
Inter-American Development Bank - IDB 1212 - US$ 10,278 thousand (Dec/23 - US$ 20,556 thousand)	63.645	99.518	2025	SOFR +5,34%	DI -0,47% a.a.
Inter-American Development Bank - IDB 4623 - US$ 152,187 thousand (Dec/23 - US$ 152,187 thousand)	944.766	712.449	2044	SOFR + 6,50940%	DI -0,06% a.a.
International Bank for Reconstruction and Development - IBRD 7662 and 8916 - US$ 111,425 thousand (Dec/23 - US$ 107,445 thousand)	831.404	506.987	2034	SOFR + 5,89% e 6,99%	DI -0,66% a.a. e DI +0,41% a.a.
JICA 15 - Yen 5,762,150 thousand (Dec/23 - Yen 6,914,580 thousand)	229.656	236.617	2029	1,8% e 2,5%	DI +0,82% a.a.
JICA 18 - Yen 5,180,800 thousand (Dec/23 - Yen 6,216,960 thousand)	203.953	212.625	2029	1,8% e 2,5%	DI +0,79% a.a.
JICA 17 - Yen 3,320,004 thousand (Dec/23 - Yen 3,464,352 thousand)	129.630	117.759	2035	1,2% e 0,01%	DI -0,25% a.a.

FOREIGN CURRENCY					
FINANCIAL INSTITUTION	BALANCE AS OF DECEMBER 31, 2024 (BRL THOUSAND)	BALANCE AS OF DECEMBE 31, 2023 (BRL THOUSAND	FINAL MATURITY	ANNUAL INTEREST RATE	MONETARY ADJUSTMENT
JICA19 — Yen 22,668,975 thousand (Dec/23 - Yen 24,482,493 thousand)	920,917	836,259	2037	1,7% e 0,01%	DI +0,32% a.a.

ii. Financial Commitments — *Covenants*

The table below indicates the list of financial agreements entered into by the Company subject to the *covenants* indicated therein:

CONTRACTS	RESTRICTIVE CLAUSES		AS OF DECEMBER 31, 2024
Caixa Econômica Federal	Greater than or equal to 2.80	EBITDA Ajustado / Despesa Financeira Ajustada	6,68
BNDES Contracts	Greater than or equal to 2.80 (limit)	EBITDA Ajustado / Despesa Financeira Ajustada	6,68
BNDES Contracts	Less than or equal to 3.80 (limit)	Dívida Liquida Ajustada / EBITDA Ajustado	1,10
Caixa Econômica Federal	Less than or equal to 3.80	Dívida Liquida Ajustada / EBITDA Ajustado	1,31
BNDES Contracts	Less than or equal to 1.30 (limit)	Outras Dívidas Onerosas / EBITDA Ajustado	0,11
Caixa Econômica Federal	Less than or equal to 1.30	Outras Dívidas Onerosas / EBITDA Ajustado	0,11
22nd, 23rd, 24th, 26th, 27th, 28th, 29th, 30th, 31st and 32nd Debenture Issuances	Greater than or equal to 1.50	EBITDA / Despesa Financeira Paga	9,34
IBD Invest, IBD Invest 2022, IBD Invest 2023, IFC 2022 and IFC 2023	Greater than or equal to 2.35	EBITDA / Despesa Financeira Paga	9,34
22nd, 23rd, 24th, 26th, 27th, 28th, 29th, 30th, 31st and 32nd Debenture Issuances	Less than or equal to 3.50	Divida Liquida / EBITDA Ajustado	1,03
IFC 2022, IFC 2023 and IFC 2024	Less than or equal to 3.50	Divida Liquida / EBITDA Ajustado	1,04
22nd, 23rd, 24th, 26th, 27th, 28th, 29th, 30th, 31st and 32nd Debenture Issuances	Greater than or equal to 75%	Net Operating Revenue (Period 1 - last 12 months) / Net Operating Revenue (12 months prior to period 1)	141,35%

CONTRACTS	RESTRICTIVE CLAUSES		AS OF DECEMBER 31, 2024
IBD: 1212	Generate enough revenue to at least cover all system operating expenses	Net Operating Revenue (-) Operating Expenses	BRL 15,755,588 thousand
IBD: 1212	Generate reasonable profitability (7% or more) on fixed investment	Net Operating Revenue (-) Operating Expenses / Fixed Investment (Fixed and Intangible Assets in operation)	34,76%
IBD: 1212	Short-term loan balances must not exceed 8.5% of equity	Short-term Loans and Financing / Equity	0%

The table below indicates the debt amortization schedule and the type of guarantee for them:

									(BRL MILLIONS)
IN NATIONAL CURRENCY	2025	2026	2027	2028	2029	2030	2031 TO 2044	TOTAL	TYPE
Debentures	1.323,0	3.719,5	1.415,0	674,4	1.316,9	1.288,1	1.959,2	11.696,1	Unsecured
Caixa Econômica Federal	123,5	131,1	139,2	147,7	153,5	151,2	837,0	1.683,2	Secured
BNDES	262,7	252,7	239,9	85,0	34,4	34,4	156,6	1.065,7	Secured
National BIDs	260,9	330,2	315,1	421,0	383,2	349,8	1.626,3	3.686,5	Unsecured
IFCs	44,2	64,5	91,4	147,5	218,7	335,0	1.849,8	2.751,1	Unsecured
Leasing (Concession Agreement, Program Contracts, Contract Asset, and others)	206,2	64,7	22,7	29,4	20,6	124,5	-	468,1	Unsecured
Others	1,9	0,9	-	-	-	-	-	2,8	Unsecured
Interest and Other Charges	548,4	-	-	-	-	-	-	548,4	
TOTAL EM MOEDA NACIONAL	2.770,8	4.563,6	2.223,3	1.505,0	2.127,3	2.283,0	6.428,9	21.901,9	
IN FOREIGN CURRENCY									
IDB	89,2	51,2	51,2	51,2	51,1	51,1	663,4	1.008,4	Unsecured
BIRD	37,7	37,7	37,7	37,7	50,2	62,8	567,6	831,4	Unsecured

									(BRL MILLIONS)
IN NATIONAL CURRENCY	**2025**	**2026**	**2027**	**2028**	**2029**	**2030**	**2031 TO 2044**	**TOTAL**	**TYPE**
JICA	203,8	169,4	169,4	169,4	169,3	83,0	520,0	1.484,3	Unsecured
Interest and Other Charges	32,4	-	-	-	-	-	-	32,4	
TOTAL IN FOREIGN CURRENCY	**363,1**	**258,3**	**258,3**	**258,3**	**270,6**	**196,9**	**1.751,0**	**3.356,5**	
TOTAL GENERAL	**3.133,9**	**4.821,9**	**2.481,6**	**1.763,3**	**2.397,9**	**2.479,9**	**8.179,9**	**25.258,4**	

The Officers inform that the Company has not breached any of its financial agreements.

iii. Degree of subordination among debts

There is no contractual subordination degree among the Company's unsecured debts. Debts that are secured with real guarantees have the preferences and prerogatives provided by law.

As of December 31, 2024, 11% of the credits had real guarantees and the remaining 89% had unsecured guarantees, with the Company's debt value allocated according to the order of subordination required by law, as follows:

									(BRL MILLIONS)
TYPE OF GUARANTEE	**2024**	**2025**	**2026**	**2027**	**2028**	**2029**	**2030**	**2031 ONWARDS**	**TOTAL**
Secured	-	386,2	383,8	379,1	232,7	187,9	185,6	993,6	2.748,9
Unsecured	-	2.166,9	4.438,1	2.102,5	1.530,6	2.210,0	2.294,3	7.186,3	21.928,7

iv. any restrictions imposed on the issuer, especially regarding debt limits, dividend distribution, asset disposal, issuance of new securities, and changes in corporate control, as well as whether the issuer has been complying with these restrictions

The table below indicates the list of financial agreements or other financings undertaken by the Company subject to *cross default* or *cross acceleration* clauses as indicated therein:

AGREEMENTS WITH CLAUSES CROSS DEFAULT/CROSS ACCELERATION	TOTAL DEBT WITHOUT INTEREST	% IN RELATION TO TOTAL DEBT WITHOUT INTEREST
Debentures 22nd Issuance	179.350	0,7%
Debentures 23rd Issuance	374.354	1,5%
Debentures 24th Issuance	538.606	2,2%
Debentures 26th Issuance	1.371.685	5,6%
Debentures 27th Issuance	498.981	2,0%
Debentures 28th Issuance	1.070.862	4,3%
Debentures 29th Issuance	1.357.523	5,5%
Debentures 30th Issuance	873.405	3,5%
Debentures 31st Issuance	2.934.936	11,9%
Debentures 32nd Issuance	2.496.521	10,1%
Caixa Econômica Federal	1.683.342	6,8%
National Bank for Economic and Social Deve-lopment - BNDES	1.065.720	4,3%
IFC	2.750.979	11,1%
IBD Invest	1.701.858	6,9%
IBD 1212/OC-BR	63.645	0,3%
National Bank for Economic and Social Deve-lopment - BNDES ONDA LIMPA	6.855	0,0%
TOTAL	**13.386.420**	**76,8%**

DEBENTURES: the Company's debentures have contractual limitations (covenants) that establish obligations and conditions to be met during the term of the contract. These limitations are compatible with common practices in the financial market and, in the Company's assessment, do not significantly impact its operations and financial management. The main limitations are:

- **Financial Commitments:** Net Debt in relation to EBITDA shall be less than or equal to 3.5; and Adjusted EBITDA/Financial Expenses shall be equal to or greater than 1.5. Non-compliance with the covenants may result in the non-automatic early maturity of the issues. This is because the issuance deeds have cross-acceleration clauses, which set forth that the early maturity of any of the Company's debts — in an individual or aggregate amount equal to or greater than a certain value (adjusted by the IPCA variation from the issuance date) — constitutes an event that may cause the non-automatic early maturity of the obligations arising from the Debentures;
- **Dividend Distribution:** • Dividend Distribution: the payment of dividends, except those mandatory by law, and/or interest on net equity constitutes a default event if Sabesp is in default with any pecuniary obligation provided for in the deeds of issuance;
- **Issuance of new securities:** there are no restrictions
- **Disposal of assets:** the disposal of operational assets that, individually or jointly, during the term of the deeds, result in a reduction of Sabesp's net sales and/or service revenue by more than 25%

constitutes a default event. The limit is calculated quarterly, considering Sabesp's net operating revenues during the 12 months prior to the end of each quarter, based on the disclosed financial information; and

- **Disposal of corporate control:** Disposal of corporate control: the restrictions regarding the disposal of corporate control are described in section 12.9 of the Reference Form.

CAIXA: agreements with CAIXA have a cross-default clause, that is, the early maturity of any of the Company's debts, due to contractual default, which may in any way impair the fulfillment of its pecuniary obligations arising from this agreement, will imply the non-automatic early maturity of all contracts with CAIXA. Additionally, it is noted that agreements entered into until December 31, 2024 have restrictions regarding the Disposal of Assets: disposal, by any title, or promise of sale of the assets given as collateral, without CAIXA's consent; and restrictions regarding the change of corporate control. For contracts with CAIXA entered into after December 31, 2017, there are restrictions established by financial covenants for the disposal of assets and change of corporate control..

BNDES: agreements with BNDES have a cross-default clause, that is, the early maturity of any of the Company's debts, due to contractual default, which may in any way impair the fulfillment of its pecuniary obligations arising from this agreement, will imply non-automatic early maturity. There are restrictions on debt limits and contracting new debts - financial covenants, restrictions on the disposal of assets, and restrictions on the change of corporate control.

IBD: the IBD-1212/OC-BR financing contract has restrictions on debt limits and contracting new debts - financial covenants. This contract has a non-automatic early maturity clause in case of default by the Company on any obligation stipulated in this contract or contracts entered into with IBD for project financing. IBD Invest contracts have restrictions on debt limits and contracting new debts - financial covenants and restrictions on the change of corporate control.

IFC: contracts with IFC have restrictions on debt limits and contracting new debts - financial covenants and restrictions on the change of corporate control.

All covenants were fulfilled by Sabesp. For more information about the covenants, see item 2.1(f)(i).

g. Limits of contracted financing and percentages already used

Total contracted and disbursed financing, in reais (BRL), by financial agent, as of 12/31/24:

FINANCIAL AGENT	CONTRACTS	FINANCING	DISBURSEMENTS MADE		BALANCE TO DISBURSE	
			TOTAL	%	TOTAL	%
IFC	49253 - Integra Tietê Program	1.060.000.000	1.060.000.000	100%	-	-
BNDES	12.2.1381.1 (Tietê III Counterpart)	1.350.000.000	1.342.645.653	99%	7.354.347	1%
CAIXA	Various contracts - Execution of Water Supply and Sanitation Works and Services.	1.951.918.072	1.184.387.628	61%	767.530.444	39%
BTG Pactual	5 Contracts - Execution of Sanitation Works and Services	948.648.899	-	0%	948.648.899	100%

FINANCIAL AGENT	CONTRACTS	FINANCING	DISBURSEMENTS MADE		BALANCE TO DISBURSE	
			TOTAL	%	TOTAL	%
Others	Various	8.656.021	4.411.828	51%	4.244.194	49%
TOTAL		5.319.222.992	3.591.445.108	68%	1.727.777.884	32%

Total contracted and disbursed financing, in dollars (US$), by financial agent, as of 12/31/24:

FINANCIAL AGENT	CONTRACTS	FINANCING	DISBURSEMENTS MADE		BALANCE TO DISBURSE	
			TOTAL	%	TOTAL	%
BID	4.623/OC-BR - Tietê IV Project	300.000.000	156.958.810	52%	143.041.190	48%
BIRD	8.916-BR - Sustainability and Inclusion Program	250.000.000	78.893.405	32%	171.106.595	68%
TOTAL		550.000.000	235.852.216	43%	314.147.784	57%

h. Significant changes in items of the income statement and cash flow statement

Fiscal year ended 12/31/24 compared to the fiscal year ended 12/31/23

ISSUER'S OPERATING RESULTS	AS OF DECEMBER 31				
	2024	AV%	2023	AV%	AH%
	(1)	(2)	(1)	(2)	(2)
Net operating revenue	36.145,50	100,0	25.572,10	100,0	41,3
Operating cost	(16.603,10)	(45,9)	(16.051,90)	(62,8)	3,4
Gross Profit	19.542,40	54,1	9.520,20	37,2	105,3
Operating Expenses					
Selling expenses	(917,60)	(2,5)	(984,10)	(3,8)	(6,8)
Estimated losses on doubtful accounts	(557,80)	(1,5)	(652,90)	(2,6)	(14,6)
Administrative expenses	(2.311,40)	(6,4)	(1.597,50)	(6,2)	44,7
Other operating income and expenses, net	(280,40)	(0,8)	27,90	0,1	(1.105,0)
Equity method result	35,30	0,1	32,40	0,1	9,0
Net financial expenses and revenues	(1.867,70)	(5,2)	(1.592,00)	(6,2)	17,3
Profit before income tax and social contribution	13.642,80	37,7	4.754,00	18,6	187,0
Income tax and social contribution	(4.063,20)	(11,2)	(1.230,50)	(4,8)	230,2
Net profit for the year	9.579,60	26,5	3.523,50	13,8	171,9

(1) Values in millions of reais.
(2) Values in %.

Net Operating Revenue: net operating revenue increased by BRL 10,573 million or 41% vs 2023. Excluding the effect of construction and the update of the financial asset, net operating revenue increased by BRL 1,754 million or 9% vs 2023. Construction revenue was BRL 6,226 million and the update of the financial asset was BRL 9,151 in 2024. The variation in net revenue without construction and financial asset occurred due to the following factors:

- tariff adjustment of 5.5% since August 2024;
- increase of 1.2% in total billed volume; and
- [1]FAUSP: (2.0%) from July 2024.

Operating cost: showed an increase of BRL 551 million or 3.4% on 12/31/24 vs 12/31/23, reaching BRL 16,603.10 million. The variation in cost was due to the following factors:

- reduction of BRL 373 million in personnel costs mainly due to an 11% decrease in the average number of employees — result of the 2023 incentivized dismissal program; and
- increase of BRL 279 million in general expenses, mainly due to the higher transfer to the Municipal Environmental Sanitation and Infrastructure Funds, amounting to BRL 253 million (pass-through), due to the new Concession Agreement.

Equity Equivalence: in the fiscal year ended 12/31/24, the equity revenue result was BRL 35 million, an increase of BRL 3 million (or +9% vs 2023). This 9% variation occurred mainly due to the revenue increase of BRL 1.9 million from Aquapolo and Andradina and the reduction of expenses from investees by BRL 1.1 million.

Net Financial Expenses (Revenues): in 2024, the net financial result was BRL 1,868 million, an increase of BRL 276 million or 17% vs 2023, mainly resulting from the increase of BRL 250 million in interest due to the 31st and 32nd debenture issues.

(BRL MILLIONS)	AS OF DECEMBER 31	
	2024	2023
(+) Initial cash	3.264,3	3.545,4
(+) Net accounting profit	9.579,6	3.523,5
(+/-) Adjustments to profit	(2.175,0)	1.188,7
(=) Adjusted Net Profit	7.404,6	4.712,2
(-) Investments	7.932,7	4.014,6
(-) Amortization of Loan and Financing Debts (i)	2.246,3	1.771,1
(-) Amortization of Debts - PPPs and Contract Commitments	605,2	755,0
(-) Dividends	928,9	823,7

1. *Sanitation Universalization Support Fund in the State of São Paulo.*

(BRL MILLIONS)	AS OF DECEMBER 31	
	2024	2023
(=) Deficit	(4.308,5)	(2.652,2)
(+) New Debts (ii)	6.870,8	2.371,1
(+) Financial Instruments Received	324,8	-
(=) FINAL CASH	**6.151,4**	**3.264,3**

Cash Flow: in the fiscal year ended 12/31/24, the cash totaled BRL 6,151.4 million, representing an increase of BRL 2,887.1 million vs 2023, mainly due to the raising of new debts during the period.

2.2. Operational and Financial Results:

a. **Company's Operational Results**

i. **Description of any significant revenue components**

In the fiscal year ended 12/31/24, the Company's revenues were derived from the provision of sanitation services, mainly in water supply and sewage. These activities are carried out through concession, program, and service provision contracts signed with municipalities in the State of São Paulo. The tariff adjustments for water and sewage services are regulated by ARSESP.

Construction revenue is recognized as performance obligations are satisfied over time, following ICPC 01 (R1) / IFRIC 12 and CPC 47 / IFRS 15. The Company estimates that the fair value of its consideration is equivalent to the expected construction costs plus 2.3%.

At the end of the concession, the infrastructure assets are reverted to the Granting Authority with compensation. This is calculated based on the fair value, updated by the IPCA. The Company recognizes as a financial asset the investments in reversible assets not yet amortized, recording their update as operational revenue.

ii. **Factors that materially affected operational results**

- Financial Asset: with the conclusion of the privatization process and the signing of the contract with UREA-1 in July 2024, a single contract was established covering 371 municipalities, with a new expiration date in 2060. The Company recognized the contract modification resulting in the bifurcation of concession assets, considering the contractual right to compensation for reversible investments not fully amortized by the end of the contract in 2060. In the initial bifurcation, carried out in July 2024, the amount of BRL 7,099.6 million was recorded, reaching a final balance of BRL 8,450.3 million.
- Tariff adjustment: of 5.5% since August 2024;

- FAUSP (Support Fund for the Universalization of Sanitation in the State of São Paulo): amount referring to the difference between the applied tariff and the equilibrium tariff. Impact of (2.0%) in the year 2024; and
- Voluntary dismissal plan: BRL 630 million.

b. **Relevant variations in revenues attributable to the introduction of new products and services, changes in volumes, and changes in prices, exchange rates, and inflation**

Not applicable. There were no significant variations in revenues attributable to the introduction of new products and services, changes in volumes, or price modifications. Additionally, the Company does not have economic exchange rate exposure, as its foreign currency debt operations are *hedge*.

c. **Relevant impacts of inflation, price variations of main inputs and products, exchange rates, and interest rates on the issuer's operational and financial results**

The Company has a natural hedge to cope with significant inflation fluctuations, as its equilibrium tariff is adjusted annually considering this index.

2.3. Changes in accounting practices/Modified opinions and emphases

a. **Changes in accounting practices that have resulted in significant effects on the information provided in fields 2.1 and 2.2.**

b. **Modified opinions and emphases present in the auditor's report**

Not applicable. There were no changes in accounting practices that resulted in significant effects on the information provided in fields 2.1 and 2.2, nor were there any reservations or emphases in the independent auditor's report.

2.4. Relevant effects on the financial statements

a. **Introduction or disposal of an operational segment**

Not applicable, as the Company did not introduce or dispose of an operational segment.

b. **Formation, acquisition, or disposal of equity interest**

Not applicable, as the Company did not form, acquire, or dispose of any equity interest.

c. **Unusual events or operations**

In February 2024, there was an agreement between SABESP and AAPS (Association of SABESP Retirees and Pensioners) regarding financial compensation for migration between health plans to balance the current and future deficits of beneficiaries who adhered to the migration. As part of the agreement, AAPS withdrew the lawsuit seeking the unification of active and inactive members into a single plan. The financial impact was a non-recurring expense of BRL 162 million, recorded in general expenses. Payments will be made in 60 monthly installments, starting in March 2024..

2.5. Non-accounting measurements

a. **Report the value of non-accounting measurements**

		(BRL MILLIONS)
	2024	**2023**
EBITDA	17.976,6	9.671,7
Adjusted EBITDA	18.257,0	9.643,8

b. **Reconcile the disclosed values with the values of the audited financial statements**

The table below presents the reconciliation of Net Income to EBITDA and Adjusted EBITDA for the periods indicated below:

(BRL MILLIONS)		AS OF DECEMBER 31
	2024	**2023**
Net Income	**9.579,6**	**3.523,5**
PDI / PDV	630,0	529,6
Net financial result	1.867,7	1.597,5
Depreciation and amortization	2.676,6	2.790,6
Income tax and social contribution	4.063,2	1.230,5
EBITDA	**18.817,1**	**9.671,7**
Other operating income	59,1	99,3
Other operating expenses	(339,5)	(71,4)
Adjusted EBITDA	**19.097,5**	**9.643,8**

The Company adjusts these items to EBITDA because they are not part of the Company's business plan and do not contribute to information about the potential for gross cash generation.

c. Explain why it believes that this measurement is more appropriate for the correct understanding of its financial condition and the result of its operations

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) is a non-accounting measurement according to the provisions of CVM Instruction No. 156, dated June 23, 2022 ("CVM Resolution No. 156"). EBITDA consists of net income, excluding the effect of the Incentivized Termination Program — PDI, before net financial result, income tax and social contribution on profit, and depreciation and amortization.

Adjusted EBITDA, also a non-accounting measurement prepared according to the provisions of CVM Resolution No. 156, consists of EBITDA plus the deduction of other net operating income (expenses), and aims to align EBITDA with the covenants of certain loan and financing agreements. The "other net operating income (expenses)" include: write-off of concession assets due to obsolescence, deactivated works, unproductive wells, economically unviable projects, losses of fixed assets, and provisions and reversals of estimated losses with asset indemnification. These values are deducted from the profit on the sale of fixed assets, sale of notices, sale of electricity rights, indemnities and expense reimbursements, fines and deposits, property rentals, reuse water, projects, and services of the Rational Water Use Program — PURA. All these values are presented net of Cofins and Pasep.

EBITDA and Adjusted EBITDA are not measures recognized by the Accounting Practices Adopted in Brazil nor by IFRS. They should not be considered in isolation or as an alternative to net income, operational performance measure, alternative to operational cash flows, or liquidity measure. They do not have a standardized meaning and may not be comparable to similar measures used by other companies.

The Company uses EBITDA and Adjusted EBITDA as managerial indicators (non-accounting) because it considers them practical measures of operational performance.

2.6. Subsequent events to the financial statements

On January 06, 2025, the Company raised BRL 3.7 billion with the 33rd issuance of simple debentures, not convertible into shares, of the unsecured type, in three series. The issuance was carried out for public distribution with automatic registration, intended for professional investors (CVM Resolution No. 160).

2.7. Allocation of results

(VALUES EXPRESSED IN MILLIONS OF REAIS, EXCEPT WHEN INDICATED OTHERWISE)	FISCAL YEAR ENDED ON DECEMBER 31, 2024
a) Rules on profit retention	The Company must maintain a legal reserve, allocating 5% of the net profit of each fiscal year until the value of the reserve reaches 20% of the paid-in capital. However, the Company is exempt from this obligation in any fiscal year in which such reserve, added to the capital reserves, is equal to or greater than 30% of the total capital stock. The legal reserve can be used to offset any net losses and to increase the Company's capital stock, having no other purposes. The annual shareholders' meeting, when dealing with the allocation of the net profit for the year and the distribution of dividends, must recognize the formation of the legal reserve and resolve on its allocation, observing the limits and parameters provided in the Brazilian Corporations Law. In case of reversal of the legal reserve to capital, the Company is prohibited from using it for the payment of dividends in subsequent years. According to the Company's Bylaws, the Board of Directors may propose to the shareholders' meeting that the remaining balance of the profit for the year, after deducting the legal reserve and the mandatory minimum dividend, be allocated to the formation of an investment reserve that will follow the following criteria: I- its balance, together with the balance of other profit reserves, except for contingency reserves and unrealized profit reserves, may not exceed the capital stock; II- the reserve is intended to ensure the investment plan and its balance may be used: a) to absorb losses, whenever necessary; b) to distribute dividends, at any time; c) in redemption, reimbursement, or purchase of shares operations, authorized by law; d) in incorporation into the capital stock.
a.i. Values of Profit Retentions	In the fiscal year ended December 31, 2024, of the total net profit for the year, amounting to BRL 9,579,563 thousand, BRL 7,029,749 thousand were retained, being (a) BRL 478,978 thousand allocated to the legal reserve (5%); and (b) BRL 6,550,771 thousand allocated to the investment reserve (68%).
a.ii. Percentages in relation to total declared profits	BRL 478,978 thousand or 5% for the Legal Reserve; BRL 2,275,146 thousand (net of withholding income tax of BRL 274,668, which represents 3% of the total profit), or 24%, for the mandatory minimum Dividends.
b) Rules on dividend distribution	According to the Company's Bylaws, a minimum of 25% of the adjusted net profit for the year, calculated in accordance with the Brazilian Corporations Law, must be distributed as mandatory minimum dividends or in the form of interest on equity for the Company's common shares. The annual payment of dividends is made within 60 days after the approval of the ASM or AESM, unless otherwise decided by the ASM. Approved dividends do not accrue interest, and those not claimed within 3 years from the date of the general meeting that approved them will be forfeited in favor of the Company. For information on the values and percentages of distributed dividends, see item 2.7(a) above.
c) Frequency of dividend distributions	Annual
d) Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the Company, as well as contracts, judicial, administrative, or arbitral decisions	As of December 31, 2024, the Company was not subject to any restrictions on the distribution of dividends imposed by legislation or regulation, contracts, judicial, administrative, or arbitral decisions.
e) If there is a formally approved profit allocation policy, inform the body responsible for approval, approval date, and, if the policy is disclosed, locations on the worldwide web where the document can be consulted	On June 13, 2024, the Company's Board of Directors approved the Dividend Distribution Policy, which sets out rules to guide the Company's dividend distribution process. The said policy is available on the Company's Investor Relations page (https://ri.sabesp.com.br/governanca-corporativa/estatuto-e-politicas/) and on the Securities and Exchange Commission website (www.gov.br/cvm).

2.8. Relevant items not disclosed in the FS

a. **The assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items), such as:**

i. **Portfolios of receivables written off over which the entity has neither retained nor transferred substantially the risks and benefits of ownership of the transferred asset, indicating respective liabilities**

Not applicable, as there were no portfolios of receivables written off over which the entity retains risks and responsibilities not disclosed on the Company's balance sheet for the fiscal year ended December 31, 2024.

ii. **Contracts for future purchase and sale of products or services**

Not applicable, as there were no contracts for future purchase and sale of products and services not disclosed on the Company's balance sheet for the fiscal year ended December 31, 2024.

iii. **Unfinished construction contracts**

Not applicable, as there were no unfinished construction contracts not disclosed on the Company's balance sheet for the fiscal year ended December 31, 2024.

iv. **Contracts for future financing receipts**

Not applicable, as there were no contracts for future financing receipts not disclosed on the Company's balance sheet for the fiscal year ended December 31, 2024.

b. **Other items not disclosed in the financial statements**

There are no other items not disclosed in the Company's financial statements for the fiscal year ended December 31, 2024.

2.9. Comments on undisclosed items

a. **How such items alter or may alter revenues, expenses, operating results, financial expenses, or other items in the issuer's financial statements**

b. **Nature and purpose of the operation**

c. **Nature and amount of obligations assumed and rights generated in favor of the issuer as a result of the operation**

Not applicable, as mentioned in item 2.8 above, none of the items indicated in the referred item were left undisclosed in the Company's financial statements for the fiscal year ended December 31, 2024.

2.10. Business plan

a. Investments, including: (i) quantitative and qualitative description of ongoing and planned investments; (ii) sources of investment financing; and (iii) relevant ongoing and planned divestments

The Company maintains a multi-year investment plan that, for the period between 2025 and 2029, totals around BRL 70 billion and is structured in Expansion, Renewal, Operational Efficiency, and Indirect.

The Company uses its own and third-party resources to finance its investment plan and there are no ongoing or planned divestments.

b. If already disclosed, indicate the acquisition of plants, equipment, patents, or other assets that should materially influence the issuer's production capacity

All asset acquisitions that should materially influence the Company's production capacity were indicated in item 2.1 above.

c. New products and services, indicating:

i. Description of ongoing research already disclosed

SABESP has been dedicated to incorporating innovations throughout its process chain — from business management to 'shop floor' solutions, resulting in increased efficiency in administrative, commercial, financial, operational, maintenance, and customer relationship spheres. Recognition also came in the form of awards: we achieved 11th place among the 150 most innovative companies.

The Company conducts research, in partnership with FAPESP and universities in the State of São Paulo, in four main areas: water and sewage treatment processes; reservoir water quality; sludge reuse; and loss prevention. The results of these researches can generate new processes or alternative products, at lower cost and/or better efficiency, add value to a by-product of the process, or reduce water waste. There are also investments in the development and implementation of Open Innovation actions..

ii. Total amounts spent by the issuer on research for the development of new products or services

In 2024, the Company allocated BRL 52 million to R&D&I actions.

It should be noted that the Company had submitted several innovation projects to the Brazilian Ministry of Science and Technology to request the tax benefits provided for in Law No. 11,196/2005 (*Lei do Bem*). So far, 96% of the claim of about BRL 60 million in expenditures in 2022 has been approved, representing a tax credit of over BRL 16 million for Sabesp.

Furthermore, based on programs already underway in the energy and gas sectors, we maintain a portfolio of prioritized projects with ARSESP through its Quadrennial Program for Technological Research and Development for Innovation in Basic Sanitation Services (PD&I Program), which establishes the application of 0.05% of the direct required revenue in PD&I projects, amounting to BRL 56 million for the 2021-2025 cycle, of which about BRL 4 million were realized in 2024.

iii. **Projects under development already disclosed**

Highlights include:

- Riverbank or lake filtration for pre-treatment of WTP: nature-based technology for water pre--treatment or single treatment followed by disinfection where, in addition to improving raw water quality through natural purification processes on its way from the river to the production wells, a reduction of up to 60% in sludge generation and up to 50% in operational costs with reduced chemical consumption is expected;
- Correlator and virtual bench for leak detection: functional prototypes of noise correlator and virtual leak bench from conceptual prototypes;
- Pinheiros River oxygenation system: innovative technology for injecting a supersaturated oxygen solution to improve the water quality of the Pinheiros River, one of our water supply reservoirs; and
- Particle analyzer for algae bloom monitoring: image particle analyzers with AI resources to automate the hydrobiological monitoring of phytoplankton in surface reservoirs, allowing for faster response and quicker decision-making for management actions.

iv. **Total amounts spent by the issuer on the development of new products or services**

Not applicable. Sabesp did not incur expenses for the development of new products or services in 2024, and the relevant aspects were incorporated into items 2.10(c)(i) and (iii) above.

a. **Opportunities included in the issuer's business plan related to ESG issues**

Water security, sustainability, expansion of sewage treatment, innovation and technology, excellence in service delivery, integration and relationships, and people appreciation: Business opportunities arise from the expansion of the number of customers served in an environmentally responsible and socially just manner, applying the principles of financial growth and sustainability.

Expenses with ongoing environmental programs are recorded as expenses in the income statement when there is a triggering event. These programs are designed to minimize the environmental ental das operações e gerenciar os riscos ambientais relacionados às atividades da Companhia.

2.11. Other factors that significantly influenced operational performance

There are no other factors to be disclosed.

Exhibit 2

Allocation of Net Profit

Prepared in accordance with Exhibit A of CVM Resolution 81/22

1. Report the net profit for the fiscal year

The net profit of the Company for the fiscal year ended December 31, 2024, was nine billion, five hundred seventy-nine million, five hundred sixty-three thousand, one hundred thirty-one reais and six cents (BRL 9,579,563,131.06).

2. Report the total amount and the value per share of dividends, including advance dividends and interest on equity already declared

The earnings to be distributed, corresponding to twenty-five percent (25%) of the adjusted net profit for the fiscal year ended December 31, 2024, amount to two billion, two hundred seventy-five million, one hundred forty-six thousand, two hundred forty-three reais and sixty-three cents (BRL 2,275,146,243.63), which are divided into (a) one billion, five hundred fifty-six million, four hundred fifty-four thousand, four hundred ninety-eight reais and nineteen cents (BRL 1,556,454,498.19), net of income tax to be withheld at source, as this amount is distributed in the form of interest on equity; and (b) seven hundred eighteen million, six hundred ninety-one thousand, seven hundred forty-five reais and forty-four cents (BRL 718,691,745.44) to be distributed in the form of dividends.

Given the current number of shares that make up the Company's capital stock, the earnings to be distributed correspond to three reais and seventy-three cents (BRL 3.73) gross per share, which includes (a) both the amount distributed in the form of dividends and the amount distributed in the form of interest on equity, and (b) all common shares and the single special class preferred share

issued by the Company.

The Company does not have any treasury shares on the date of this Proposal.

3. Report the percentage of net profit for the fiscal year distributed

The total amount of two billion, five hundred forty-nine million, eight hundred fourteen thousand, six hundred eighty-four reais and forty-nine cents (BRL 2,549,814,684.49), the total gross amount of dividends, without deducting income tax on individuals (IRPF), corresponds to approximately twenty-seven percent (27%) of the net profit and twenty-eight percent (28%) of the adjusted net profit for the fiscal year 2024, in accordance with Article 202 of the Brazilian Corporate Law.

4. Report the total amount and the value per share of dividends distributed based on profits from previous fiscal years

Not applicable, as the Company did not declare dividends based on profits from previous fiscal years.

5. Report, after deducting advance dividends and interest on equity already declared:

a. The gross amount of dividends and interest on net equity, separately, per share of each type and class

The Company's share capital is currently divided into six hundred eighty-three million, five hundred nine thousand, eight hundred sixty-eight (683,509,868) common shares, and it has 1 special class preferred share. The Company does not have any treasury shares on the date of this Proposal.

The total gross amount of earnings to be distributed corresponds to two billion, five hundred forty-nine million, eight hundred fourteen thousand, six hundred eighty-four reais and forty-nine cents (BRL 2,549,814,684.49), divided into:

a) one billion, eight hundred thirty-one million, one hundred twenty-two thousand, nine hundred thirty-nine reais and five cents (BRL 1,831,122,939.05) to be distributed in the form of interest on equity

b) seven hundred eighteen million, six hundred ninety-one thousand, seven hundred forty-five reais and forty-four cents (BRL 718,691,745.44) to be distributed in the form of dividends.

Thus, the gross amount per share corresponds to three reais and seventy-three cents (BRL 3.73).

b. The form and deadline for payment of dividends and interest on net equity

The management proposes that the payment of dividends be made by the Company within forty five (45) days from the date of the annual and extraordinary shareholders' meeting of the Company.

c. Any incidence of updates and interest on dividends and interest on equity

The amounts declared as dividends to be paid by the Company to shareholders, both in the form of dividends and in the form of interest on equity, are not subject to monetary updates or remuneration between the declaration dates and the actual payment dates.

d. Date of the declaration of payment of dividends and interest on net equity considered for identifying the shareholders entitled to receive them

The date of the declaration of dividends will be considered as the date of the annual shareholders' meeting that resolves on the management's proposal for the allocation of results for the fiscal year 2024, which will be held, on first call, on April 29, 2025.

Thus, if the annual shareholders' meeting is held on the first call, the Company's shares will be traded 'ex-dividends' from April 30, 2025, inclusive. Therefore, those who are shareholders of the Company at the end of the trading session on April 29, 2025, will be entitled to receive the dividends.

6. If there has been a declaration of dividends or interest on net equity based on profits determined in semi-annual or shorter period balances

a. Inform the amount of dividends or interest on equity already declared

Not applicable, considering that the Company has not declared dividends or interest on equity based on profits determined in semi-annual or shorter period balances.

b. Inform the date of the respective payments

Not applicable.

7. Provide a comparative table indicating the following values per share of each type and class:

a. Net profit for the fiscal year and the previous three (3) fiscal years

The total number of common shares at the end of the respective fiscal years was considered, including the special class preferred share for the fiscal year 2024.

FISCAL YEAR	2024 (BRL)	2023 (BRL)	2022 (BRL)
Net Profit (Loss) per Common Share (ON)	14,02	5,16	4,57
Net Profit (Loss) per Special Class Preferred Share (PN)	14,02	N/A	N/A

b. Dividend and interest on equity distributed in the previous three (3) fiscal years

The total number of common shares at the end of the respective fiscal years was considered, including the special class preferred share for the fiscal year 2024.

FISCAL YEAR	2024 (BRL)	2023 (BRL)	2022 (BRL)
Dividend per Common Share (ON)	3,73	1,44	1,28
Dividend per Special Class Preferred Share (PN)	3,73	N/A	N/A

8. If there is an allocation of profits to the legal reserve

a. Identify the amount allocated to the legal reserve

An amount of four hundred seventy-eight million, nine hundred seventy-eight thousand, one hundred fifty-six reais and fifty-five cents (BRL 478,978,156.55), corresponding to five percent (5%) of the net profit for the fiscal year, will be allocated to the legal reserve.

b. Detail the method of calculating the legal reserve

According to Article 193 of the Brazilian Corporations Law, a portion corresponding to five percent (5%) of the net profit for the fiscal year shall be applied before any other allocation. It should be noted that the legal reserve cannot exceed twenty percent (20%) of the capital stock.

The Company has not yet reached the limit of twenty percent (20%) of the capital stock, therefore, it shall allocate a portion of the net profit for the fiscal year to the formation of the legal reserve.

9. If the company has preferred shares with rights to fixed or minimum dividends

a. Describe the method of calculating fixed or minimum dividends

Not applicable, considering that the special class preferred share issued by the Company is held exclusively by the State of São Paulo, without rights to minimum or fixed dividends, therefore, receiving equally to a common share.

b. Inform whether the profit for the fiscal year is sufficient for the full payment of fixed or minimum dividends

Not applicablel.

c. Identify if any unpaid portion is cumulative

Not applicable.

d. Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares

Not applicable.

e. Identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable.

10. Regarding the mandatory dividend

a. Describe the calculation method provided in the bylaws

According to Article 49 of the Company's Bylaws, the mandatory minimum dividend owed to shareholders is equivalent to twenty-five percent (25%) of the Company's adjusted net profit, calculated on the balance obtained with the deductions and additions provided for in Article 202 of the Brazilian Corporate Law.

Thus, the amount of the mandatory minimum dividend owed to shareholders is calculated by multiplying the net profit for the fiscal year ended December 31, 2024, amounting to nine billion, five hundred seventy-nine million, five hundred sixty-three thousand, one hundred thirty-one reais and six cents (BRL 9,579,563,131.06), by twenty-five percent (0.25) after deducting the amount of four hundred seventy-eight million, nine hundred seventy-eight thousand, one hundred fifty-six reais and fifty-five cents (BRL 478,978,156.55), resulting in the amount of two billion, two hundred seventy-five million, one hundred forty-six thousand, two hundred forty-three reais and sixty-three cents (BRL 2,275,146,243.63). See the calculation below:

$$RL = NP \times 5\%$$
$$ANP = NP - RL$$
$$MMD = ANP \times 25\%$$

NP = Net Profit for the Fiscal Year
RL = Legal Reserve Amount
ANP = Adjusted Net Profit
MMD = Mandatory Minimum Dividend

b. Inform whether it is being paid in full

The Company's management proposal provides for the full payment of the mandatory minimum dividend in the amount of two billion, two hundred seventy-five million, one hundred forty-six thousand, two hundred forty-three reais and sixty-three cents (BRL 2,275,146,243.63), net of income tax to be withheld at source for the fiscal year 2024 in relation to the amount to be paid in the form of interest on equity, as provided for in Paragraph One of Article 49 of the Company's Bylaws.

c. Inform the amount eventually withheld

Not applicable, given that there will be no withholding of the mandatory minimum dividend.

11. If there is retention of the mandatory dividend due to the company's financial situation

a. Inform the amount of retention

Not applicable, given that there will be no withholding of the mandatory minimum dividend.

b. Describe in detail the company's financial situation, addressing aspects related to liquidity analysis, working capital, and positive cash flows

Not applicable.

c. Justify the retention of dividends

Not applicable.

12. If there is allocation of results to a contingency reserve

a. Identify the amount allocated to the reserve

Not applicable, given that there will be no allocation of results to the Company's contingency reserve.

b. Identify the probable loss and its cause

Not applicable.

c. Explain why the loss was considered probable

Not applicable.

d. Justify the creation of the reserve

Not applicable.

13. If there is allocation of results to a reserve for unrealized profits

a. Inform the amount allocated to the reserve for unrealized profits

Not applicable, given that there will be no allocation of results to the reserve for unrealized profits.

b. Inform the nature of the unrealized profits that gave rise to the reserve

Not applicable.

14. If there is allocation of results to statutory reserves

a. Describe the statutory clauses that establish the reserve

As provided for in Article 49, paragraph four, of the Company's Bylaws, the remaining balance of the profit for the fiscal year, after the deduction of the legal reserve and the mandatory minimum dividend, may be allocated to the creation of an investment reserve, which aims to ensure the Company's investment plan.

b. Identify the amount allocated to the reserve

six billion, five hundred and fifty million, seven hundred and seventy thousand, two hundred and ninety reais and two cents (BRL 6,550,770,290.02).

c. Describe how the amount was calculated

The amount allocated to the investment reserve corresponds to the balance of the net profit for the fiscal year, after deduction of the legal reserve, the mandatory minimum dividends, and the complementary minimum dividends, as follows:

(+) Profit for the fiscal year 2024	9.579.563.131,06
(-) Legal reserve — 5%	478.978.156,55
(-) Mandatory minimum dividends	2.275.146.243,63
(-) Withholding tax on interest on equity	274.668.440,86
(=) Investment Reserve	6.550.770.290,02

15. If there is profit retention provided for in the capital budget

a. Identify the amount of retention

Not applicable, considering that there will be no profit retention provided for in the capital budget.

b. Provide a copy of the capital budget

Not applicable, considering that there will be no capital budget.

16. If there is allocation of results to the tax incentive reserve

a. Inform the amount allocated to the reserve

Not applicable, considering that there will be no allocation of results to the tax incentive reserve

b. Explain the nature of the allocation

Not applicable.



Exhibit 3

Items 7.3 to 7.6 of the Reference Form

Fiscal Council Information

Prepared in accordance with item I of art. 11 of CVM Resolution 81/22

FISCAL COUNCIL	
Name	Aristóteles Nogueira Filho
Date of Birth	08/12/1985
Profession	Engineer
CPF or passport	109.345.067-36
Elected position held	Fiscal Council Member (Effective)
Election date	04/29/2025
Investiture Date	04/30/2025
Term of office	Until the 2026 Annual Shareholders' Meeting
Whether elected by the controlling shareholder or not	No
Whether is an independent member according to the specific regulation applicable to the matter	Not applicable
If the manager or Fiscal Council member has been serving consecutive terms, the start date of the first such term	27/09/2024
Main professional experiences over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies of its economic group; and (ii) companies controlled by a shareholder of the issuer holding a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer.	Aristóteles Nogueira Filho has extensive professional experience in the financial area, with expertise in various sectors, including oil and gas, commodities, and consumer goods. He began his career in the financial market in 2006, holding positions at Santander, Société Générale, and Safra. More recently, he held positions at major Brazilian asset managers such as Opportunity, Truxt, and XP, focusing on equity analysis and portfolio management. He graduated in Engineering from the State University of Campinas (UNICAMP) and has a specialization in Mechatronic Engineering from the École Nationale Supérieure d'Arts et Métiers (ENSAM). He holds various certifications, including CFA, CGA, CPA-20, and CNPI, and has taken courses in business analysis (Massachusetts Institute of Technology), corporate law (Fundação Getulio Vargas), board development (Dom Cabral Foundation), and Fiscal Council (IBGC). Aristóteles served as an Fiscal Council member at CELPE and is a board member of Instituto Ponte, an NGO focused on education.
Description of any of the following events that have occurred in the last 5 years: i. criminal conviction ii. conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Supe iii. final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity	In the last 5 years, there has been no criminal conviction, even if not final, any conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, even if not final, or any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity.

FISCAL COUNCIL	
Name	Gisomar Francisco de Bittencourt Marinho
Date of Birth	06/12/1964
Profession	Economist
CPF or passport	804.095.557-20
Elected position held	Fiscal Council Member (Effective)
Election date	29/04/2025
Investiture Date	30/04/2025
Term of office	Until the Annual Shareholders' Meeting of 2026
Whether elected by the controlling shareholder or not	No
Whether is an independent member according to the specific regulation applicable to the matter	Not applicable
If the manager or Fiscal Council member has been serving consecutive terms, the start date of the first such term	25/04/2024
Main professional experiences over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies of its economic group; and (ii) companies controlled by a shareholder of the issuer holding a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer.	Mr. Gisomar Marinho holds a degree in Economic Sciences from the Federal University of Rio de Janeiro — UFRJ, with a Post-Graduation in Economic Engineering and Industrial Administration (UFRJ); a Master's in Business Administration (COPPEAD/UFRJ) and an MBA in Electric Energy Business Management (FGV). He is currently a Consultant — Project Director at Galeazzi & Associados and also serves as a Principal Fiscal Councilor at Eletrobras and SABESP. Mr. Marinho was Administrative and Financial Director and Investor Relations Officer at Light S.A. from 2021/2022; he also served as Financial Director and Investor Relations Officer at Log-In Logistica Intermodal S.A. from 2018/2020; and also served as Financial Director and Investor Relations Officer at UNIDAS S.A. from 2011/2018.
Description of any of the following events that have occurred in the last 5 years: i. criminal conviction ii. conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Supe iii. final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity	In the last 5 years, there has been no criminal conviction, even if not final, any conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, even if not final, or any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity.

FISCAL COUNCIL	
Name	Hamilton Valente da Silva Junior
Date of Birth	30/10/1976
Profession	Engineer
CPF or passport	073.700.267-01
Elected position held	Fiscal Council Member (Effective)
Election date	04/29/2025
Investiture Date	04/30/2025
Term of office	Until the Annual Shareholders' Meeting of 2026
Whether elected by the controlling shareholder or not	No
Whether is an independent member according to the specific regulation applicable to the matter	Not applicable
If the manager or Fiscal Council member has been serving consecutive terms, the start date of the first such term	27/09/2024
Main professional experiences over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies of its economic group; and (ii) companies controlled by a shareholder of the issuer holding a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer.	Mr. Valente holds a degree in engineering from the Military Institute of Engineering, with a stint at the École Supérieure d'Électricité (Supélec) and an Executive MBA from COPPEAD/UFRJ. He is currently a manager at Opportunity. Mr. Valente was Operations Director at Empresa Gestora de Ativos S/A (EMGEA) from October 2022 to May 2023, Advisor to the Presidency at the Brazilian Bank for Economic and Social Development (BNDES) from April 2020 to October 2022, Director of the Union Heritage Secretariat (SPU) from April 2019 to April 2020, and Board Member at the Energy Research Company (EPE) from December 2019 to April 2020. Previously, he contributed to companies such as CR2 Empreendimentos, Alcatel-Lucent, and Accenture, and co-founded companies operating in the real estate market.
Description of any of the following events that have occurred in the last 5 years: i. criminal conviction ii. conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Supe iii. final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity	In the last 5 years, there has been no criminal conviction, even if not final, any conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, even if not final, or any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity.

FISCAL COUNCIL	
Name	Maria Salete Garcia Pinheiro
Date of Birth	03/23/1955
Profession	Accountant
CPF or passport	299.484.367-68
Elected position held	Fiscal Council Member (Effective)
Election date	04/29/2025
Investiture Date	04/30/2025
Term of office	Until the Annual Shareholders' Meeting of 2026
Whether elected by the controlling shareholder or not	No
Whether is an independent member according to the specific regulation applicable to the matter	Not applicable
If the manager or Fiscal Council member has been serving consecutive terms, the start date of the first such term	27/09/2024
Main professional experiences over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies of its economic group; and (ii) companies controlled by a shareholder of the issuer holding a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer.	Ms. Maria Salete is certified by IBGC to serve on Boards of Directors and Fiscal Councils. Graduated in Accounting with an MBA in Finance from IBMEC (2001), she has a Business Training Program from the University of Ontario, Canada. Currently, she serves as an effective member of the Fiscal Council of Equatorial Energia S.A., Equatorial Pará Distribuidora de Energia S.A., and since 2023, of the State Electric Power Distribution Company (CEEE-D), also part of the Equatorial Group. Coordinator of the Fiscal Council of HDI Seguros S.A. and Icatu Seguros S.A. since 2020.
Description of any of the following events that have occurred in the last 5 years: i. criminal conviction ii. conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Supe iii. final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity	In the last 5 years, there has been no criminal conviction, even if not final, any conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, even if not final, or any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified her from practicing any professional or commercial activity.

FISCAL COUNCIL	
Name	Diego Allan Vieira Domingues
Date of Birth	11/18/1983
Profession	Mechanical Engineer
CPF or passport	320.328.238-02
Elected position held	Fiscal Council Member (Effective)
Election date	04/29/2025
Investiture Date	04/30/2025
Term of office	Until the Annual Shareholders' Meeting of 2026
Whether elected by the controlling shareholder or not	No
Whether is an independent member according to the specific regulation applicable to the matter	Not applicable
If the manager or Fiscal Council member has been serving consecutive terms, the start date of the first such term	Not applicable
Main professional experiences over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies of its economic group; and (ii) companies controlled by a shareholder of the issuer holding a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer.	Mr. Domingues is a Mechanical Engineer from the Industrial Engineering College (FEI) and is pursuing a Professional Master's in Economics at Fundação Getúlio Vargas (FGV) and a postgraduate degree in Public Law and Public Management at Damásio de Jesus Institution. He worked in the Project Engineering area at Mangels from 2005 to 2010, at the Financial Planning and Control Center of the São Paulo State Treasury Department as an analyst and director from 2010 to 2017, at the Foundation for the Development of Education (FDE) as a presidential advisor and Planning and Projects Supervisor from 2017 to 2018, and at the São Paulo State Treasury and Planning Department as the State Financial Administration Coordinator in 2018 and as the Director of the São Paulo State Finance Department in 2021. Mr. Domingues was a member of the Fiscal Council of the Empresa Paulista de Planejamento Metropolitano S.A. (EMPLASA) from April 2018 to December 2020, of the Companhia Paulista de Obras e Serviços (CPOS) from April 2019 to March 2020, and of the Companhia Paulista de Securitização (CPSEC) from May 2020 to March 2022.
Description of any of the following events that have occurred in the last 5 years: i. criminal conviction ii. conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Supe iii. final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity	In the last 5 years, there has been no criminal conviction, even if not final, any conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, even if not final, or any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity.

FISCAL COUNCIL	
Name	Adilson Celestino de Lima
Date of Birth	11/07/1963
Profession	Accountant
CPF or passport	303.968.164-87
Elected position held	Fiscal Council Member (Alternate)
Election date	04/29/2025
Investiture Date	04/30/2025
Term of office	Until the Annual Shareholders Meeting of 2026
Whether elected by the controlling shareholder or not	No
Whether is an independent member according to the specific regulation applicable to the matter	Not applicable
If the manager or Fiscal Council member has been serving consecutive terms, the start date of the first such term	27/09/2024
Main professional experiences over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies of its economic group; and (ii) companies controlled by a shareholder of the issuer holding a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer.	Mr. Celestino holds a degree in Accounting from the Catholic University of Pernambuco, with specialization, master's, and doctorate in Administration/ Finance from the universities of Pernambuco, Federal of Paraiba, and Federal of Pernambuco. He is currently an associate professor at the Federal Rural University of Pernambuco and a consultant in the areas of Valuation and M&A. Mr. Celestino is a lecturer, working at the undergraduate and master's level, and was the Director of Operations Planning and Controllership at Guaraves S/A from 2017 to 2022. He was the technical director of MTA Consulting and Training from 2010 to 2017. He was also a professor at the Catholic University of PE from 2000 to 2015. He has worked in companies such as J. Macedo Alimentos, Elekeiroz Chemical Industry, White Martins, and Ernest Young, among others.
Description of any of the following events that have occurred in the last 5 years: i. criminal conviction ii. conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Supe iii. final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity	In the last 5 years, there has been no criminal conviction, even if not final, any conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, even if not final, or any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity.

FISCAL COUNCIL	
Name	Dorgival Soares Da Silva
Date of Birth	06/02/1956
Profession	Administrator
CPF or passport	101.890.684-34
Elected position held	Fiscal Council Member (Alternate)
Election date	04/29/2025
Investiture Date	04/30/2025
Term of office	Until the Annual Shareholders' Meeting of 2026
Whether elected by the controlling shareholder or not	No
Whether is an independent member according to the specific regulation applicable to the matter	Not applicable
If the manager or Fiscal Council member has been serving consecutive terms, the start date of the first such term	27/09/2024
Main professional experiences over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies of its economic group; and (ii) companies controlled by a shareholder of the issuer holding a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer.	Mr. Dorgival holds a degree in Business Administration from the University of Pernambuco (1981), a postgraduate degree in Financial Administration (University of Pernambuco, 1983), an International Executive MBA (FIA-USP, 1999), and an Executive MBA in Finance (IBMEC / INSPER -SP, 1995), as well as a specialization in Mergers and Acquisitions (INSPER — SP, 2016), specialization in Judicial Recovery of Companies (INSPER - SP, 2016), specialization in Corporate Governance (Fundação Dom Cabral, 2015), specialization in Logistics (FGV- SP — 2000), specialization in e-Business (Asit Coppe UFRJ, 2000).
Description of any of the following events that have occurred in the last 5 years: i. criminal conviction ii. conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Supe iii. final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity	In the last 5 years, there has been no criminal conviction, even if not final, any conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, even if not final, or any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity.

sabesp

FISCAL COUNCIL	
Name	Vanderlei Dominguez da Rosa
Date of Birth	09/09/1963
Profession	Accountant
CPF or passport	422.881.180-91
Elected position held	Fiscal Council Member (Alternate)
Election date	29/04/2025
Investiture Date	30/04/2025
Term of office	Until the Annual Shareholders' Meeting of 2026
Whether elected by the controlling shareholder or not	No
Whether is an independent member according to the specific regulation applicable to the matter	Not applicable
If the manager or Fiscal Council member has been serving consecutive terms, the start date of the first such term	27/09/2024
Main professional experiences over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies of its economic group; and (ii) companies controlled by a shareholder of the issuer holding a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer.	Mr. Dominguez holds a degree in Accounting from the Federal University of Rio Grande do Sul — UFRGS, since January 1990, with registration at the Regional Accounting Council of the State of Rio Grande do Sul under No. 45.758/O-1. He worked as an independent auditor from August 1988 to June 2016 and was a partner at HB Audit — Independent Auditors from February 1994 to June 2016. He has been serving as a member of Fiscal Councils since April 2000 in various publicly held companies. He is currently a member of the fiscal council of the following companies: (i) ODONTOPREV S.A. — since April 2007 (Effective); (ii) WEG S.A. — since April 2014 (Effective) and from 04/2013 to 04/2014 (Alternate); (iii) EQUATORIAL ENERGIA S.A. — since April 2015 (Effective); (iv) EQUATORIAL PARÁ DISTRIBUIDORA DE ENERGIA S.A. — since April 2015 (Effective); (v) EQUATORIAL MARANHÃO DISTRIBUIDORA DE ENERGIA S.A. — since April 2015 (Effective); (vi) VALID SOLUÇÕES S.A. — since April 2016 (Effective) and from 04/2015 to 04/2016 (Alternate); (vii) TRIUNFO PART. e INVESTIMENTOS S.A. — since April 2018 (Effective) and from 04/2011 to 04/2014 (Effective); (viii) CEEE-D — since July 2021 (Effective); (ix) LOJAS RENNER S.A. — since October 2020 (Alternate); and (x) PETRÓLEO BRASILEIRO S.A. — since April 2024 (Alternate). He reports no criminal convictions; in administrative proceedings of the Brazilian Securities and Exchange Commission - CVM; or any other judicial or administrative conviction that has suspended or disqualified him from practicing professional and/or commercial activities.
Description of any of the following events that have occurred in the last 5 years: i. criminal conviction ii. conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Supe iii. final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity	In the last 5 years, there has been no criminal conviction, even if not final, any conviction in administrative proceedings of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, even if not final, or any final conviction, in the judicial sphere or subject to final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity.

FISCAL COUNCIL	
Name	Fábio Aurélio Aguilera Mendes
Date of Birth	27/09/1978
Profession	Lawyer
CPF or passport	164.293.688-07
Elected position held	Fiscal Council Member (Alternate)
Election date	29/04/2025
Investiture Date	30/04/2025
Term of office	Until the Annual Shareholders' Meeting of 2026
Whether elected by the controlling shareholder or not	No
Whether is an independent member according to the specific regulation applicable to the matter	Not applicable
If the manager or Fiscal Council member has been serving consecutive terms, the start date of the first such term	Not applicable
Main professional experiences over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies of its economic group; and (ii) companies controlled by a shareholder of the issuer holding a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer.	Mr. Mendes holds a bachelor's degree in Law from the Faculty of Law of Itu. He is currently the Coordinator of Administration, Contracts, and Agreements at the Secretariat of Infrastructure and Environment and a member of the Environmental Compensation Chamber of the State of São Paulo. He was a technical advisor at the Environmental Company of the State of São Paulo — CETESB, from September 2015 to March 2019. He was a technical advisor in the State Secretariat of the Environment, from June to September 2015. He held various positions as a technical assistant in the Government of the State of São Paulo between May 2007 and June 2015. He worked at the Foundation for the Development of the São Paulo State University - UNESP as an administrative assistant from December 2006 to May 2007.
Description of any of the following events that have occurred in the last 5 years: i. criminal conviction ii. conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Supe iii. final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity	In the last 5 years, there has been no criminal conviction, even if not final, any conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, even if not final, or any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity.

FISCAL COUNCIL	
Name	Marizio Martins da Costa
Date of Birth	10/10/1952
Profession	Federal Auditor of Finance and Control
CPF or passport	084.366.491-68
Elected position held	Fiscal Council Member (Alternate)
Election date	04/29/2025
Investiture Date	04/30/2025
Term of office	Until the Annual Shareholders' Meeting of 2026
Whether elected by the controlling shareholder or not	No
Whether is an independent member according to the specific regulation applicable to the matter	Not applicable
If the manager or Fiscal Council member has been serving consecutive terms, the start date of the first such term	Not applicable
Main professional experiences over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies of its economic group; and (ii) companies controlled by a shareholder of the issuer holding a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer.	Mr. Marizio Martins da Costa holds a degree in Accounting from Associação de Ensino Unificado do Distrito Federal (AEUDF) and a postgraduate degree in Public Administration from Fundação Getúlio Vargas. Currently, he works in the academic field, providing training for public servants across the Brazilian Public Administration. He teaches courses and training sessions in areas such as Budget and Financial Execution, Accounting, Fiscal Responsibility Law, Asset Management, and Revaluation and Depreciation of Public Administration Assets at various institutions, including ESAD — Escola de Administração e Negócios, TREIDE — Apoio Empresarial, CONSULTRE — Consultoria e Treinamento, IESE — Instituto Empresariais, Inove Treinamentos e Consultoria, One Cursos, ESAFI — Cursos e Treinamentos, Licittare Cursos e Treinamentos and ABOP — Associação Brasileira de Orçamento Público. He began his professional activities as an office assistant in Patos de Minas/MG in 1969, where he graduated as an Accounting Technician. In Brasília, his activities were divided between the private and public sectors. In the private sector, he worked in the Construction and Sanitation area, where he held the position of chief accountant and was a member of the Fiscal Council of the company Polienge S/A. In the public sector, he joined the Federal Public Service in 1982, where he worked in the Internal Control area of the Ministry of Health, at the National Treasury Secretariat until 1995, at the Ministry of Federal Administration and State Reform until 1999, and at the Ministry of Science and Technology until 2000. Additionally, he was a member of the Regional Accounting Council of the Federal District from 1990 to 1994.
Description of any of the following events that have occurred in the last 5 years: i. criminal conviction ii. conviction in an administrative proceeding by the CVM, the Central Bank of Brazil, or the Supe iii. final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity	In the last 5 years, there has been no criminal conviction, even if not final, any conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, even if not final, or any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity.

sabesp

Exhibit 4

Compensation Proposal

Prepared in accordance with item II of art. 13 of CVM Resolution 81/22

8.1 Describe the compensation policy or practice for the board of directors, statutory and non-statutory board of executive officers, fiscal council, statutory committees, and audit, risk, financial, and compensation committees, addressing the following aspects:

(a) purposes of the compensation policy or practice, stating whether the compensation policy was formally approved, the management body responsible for its approval, and if the Company discloses the policy, websites where the document may be consulted.

The Company has a compensation policy approved by the Board of Directors on March 24, 2025 ("Compensation Policy"), which aims to comply with the Novo Mercado Regulation, the Company's Bylaws, Federal Law No. 6,404/1976, Section 10D of the Securities Exchange Act of 1934, Rule 10D-1 promulgated under the Exchange Act, and Section 303A.14 of the NYSE Listed Company Manual, as amended, regarding the criteria for defining the compensation of directors, members of the Fiscal Council, and statutory and non-statutory committees, as well as aligning the practices of granting benefits, bonuses, and compensation amounts for such members with those adopted by the market.

For the implementation of changes to the Compensation Policy and other compensation practices of the Company, the Management hired a specialized and internationally recognized consulting firm in compensation matters, conducting an extensive market benchmarking survey and a critical analysis of the compensation structure of publicly traded companies in Brazil compared to the existing compensation structure in the Company.

The new Compensation Policy of the Company is aligned with the new compensation structure proposed for the shareholders at the upcoming Shareholders' Meeting to be held on April 29, 2025. The new Compensation Policy of the Company is available on the CVM website (https://

www.gov.br/cvm), as well as on the Company's investor relations website (ri.sabesp.com.br/governanca-corporativa/estatuto-e-politicas/).

(b) practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and the board of executive officers

(i) management bodies and committees that participate in the decision-making process and how they participate

The following management bodies participate in the decision-making process related to determining the individual compensation of the Board of Directors and the Board of Executive Officers: the Eligibility and Compensation Committee and the Board of Directors, which deliberates on setting the individual compensation of the members of such bodies.

The Company has an Eligibility and Compensation Committee dedicated to matters related to the compensation and benefits of officers and members of the Company's statutory and non-statutory bodies. Under its attributions and based on market research conducted by a consulting firm specialized in compensation matters, the Eligibility and Compensation Committee proposes the compensation structure for directors and members of the Company's statutory and non-statutory bodies. Once established, the structure is presented to the Board of Directors for validation and approval. After the validation of the compensation structure by the Board of Directors, the applicable information must be described in the management's proposal for the shareholders' meeting so that the Company's shareholders can resolve on the global amount of compensation for the management of the Company, divided by body.

(ii) criteria and methodology used for setting individual compensation

As indicated above, in the context of the privatization and transformation of the Company, the Management hired a specialized consulting firm for the analysis and restructuring of the Company's compensation practices. In this sense, the individual compensation of the board of directors and the board of executive officers proposed for the fiscal year ending on December 31, 2025, was set with the objective of promoting the retention of essential professionals for achieving the Company's objectives and goals assumed under Concession Agreement No. 1/2024 entered into between the Company and URAE 1 — Southeast ("Concession Agreement").

In this regard, a survey was conducted on the compensation amounts practiced by publicly traded companies listed on the Novo Mercado segment of B3, in relation to their board of directors and statutory officers. The individual compensation for the board of directors and the board of officers was set considering the amounts practiced in the market and the recommendations of the consulting firm specialized in compensation.

(iii) frequency and manner in which the board of directors evaluates the adequacy of the compensation policy

Whenever necessary, the Eligibility and Compensation Committee, with the support of external consulting firm specialized in executive compensation, will evaluate and review the Company's practices. Based on these analyses, the Eligibility and Compensation Committee will evaluate and suggest to the Board of Directors proposals for adjustments to the Company's compensation policy in order to maintain the Company's competitiveness and adherence to the Company's long-term objectives.

For the fiscal year ending on December 31, 2025, a survey was conducted on the compensation values practiced by publicly traded companies listed on the Novo Mercado segment of B3, in relation to their board of directors and statutory officers.

There are no established parameters to define the appropriate frequency for the review of compensation criteria, which will be evaluated and reviewed whenever appropriate, in addition to the annual determination of the total compensation for the management at the general shareholders' meeting.

(c) composition of compensation

(i) description of the various elements that make up the compensation, including, in relation to each of them:

• Their objectives and alignment with the issuer's short, medium, and long-term interests

Each of the elements that comprise the Company's management's compensation will be described below.

• Board of Directors

For the fiscal year ending on December 31, 2025, the Board of Directors will have only a fixed monthly compensation, not participating in the short or long-term incentives to be granted by the Company. Additionally, such fixed monthly compensation will encompass an additional amount for participation in statutory and non-statutory committees, if applicable, also on a monthly basis. The exception to this rule will be for the Related Party Transactions Committee, which will only meet when necessary, with compensation due for each meeting held.

• Fiscal Council

For the fiscal year ending on December 31, 2025, the Fiscal Council will only have fixed monthly compensation, not participating in short or long-term incentives to be granted by the Company.

• Statutory Committees

For the fiscal year ending on December 31, 2025, the Audit Committee, Eligibility and Compensation Committee, Sustainability and Corporate Responsibility Committee and Related Party Transactions Committee will only have fixed monthly compensation, not participating in short or long-term incentives to be granted by the Company.

- Board of Executive Officers
  - Fixed Compensation and Benefits

The Board of Directors proposes positioning the fixed compensation of the officers above the market average percentile, as recommended by the consulting firm specialized in compensation hired by the Company. The recommendation to have the fixed compensation above the market average stems from the need to attract and retain market professionals for the significant challenge assumed by the Company in the privatization process, notably the challenge related to achieving the universalization factor (U Factor).

Only the members of the Board of Executive Officers are entitled to direct and indirect benefits, namely: meal voucher, food voucher, and health plan.

The Board of Executive Officers also has the post-employment benefit of private pension, in the Defined Contribution model, as described in item 8.14 of this Reference Form.

- Short-Term Incentive

As short-term variable compensation, for the fiscal year ending on December 31, 2025, the Board of Directors is proposing a short-term incentive in the form of an annual bonus linked to the Company's financial results and the achievement of performance goals of the Company and of each member of the Board of Executive Officers.

The short-term variable compensation will have an initial trigger related to achieving at least 90% of the target EBITDA for the current year. If this initial trigger is not met, there will be no payment of variable compensation.

In case the trigger is met, the EBITDA multiplier factor will be calculated by dividing the (i) EBITDA achieved in the current year by the (ii) target EBITDA for the current year. This EBITDA multiplier factor will be used as one of the elements to calculate the short-term variable compensation and can range from 90% to 110%, with any achievement above 110% being considered as 110% (cap). This factor will be called the 'Multiplier'.

After calculating the EBITDA multiplier factor (Multiplier), the Individual Score of each officer will be calculated, which shall correspond to the combined indicator related to (i) the Company's performance goals ("Collective Goals") and (ii) performance goals of each individual Executive Officer ("Individual Goals"), in the proportion of 40% and 60% respectively. The achievement of such Individual Score (related to Collective Goals and Individual Goals) can range from 80% to 120% of the target goals established by the Board of Directors.

After the calculation of the Multiplier and the Individual Score, the result of the multiplication of such indicators (which can range from 72% to 132%) will be adjusted based on a forced payment curve, so that the payment of the variable compensation may vary from 50% to 150% of the target amount initially determined for each officer, which final percentage will be considered the Final Score of each officer.

Lastly, the final Score will be multiplied by the number of salaries attributed to the short-term incentive of each Officer.

Below, we describe the formula for calculating the value of variable compensation, as well as the payment adjustment curve:

*Short Term Variable Compensation = Final Score * Individual Target Value*

The Company's performance goals consist of the following criteria and are aligned with the Company's main short-term objectives:

Board of Officers Performance Goals 2025	P	F	E	C	O	R	J
Achievement Fator U	●		●		●		
Achievement Q	●				●		
Customer NPS (Net Promoter Score)	●			●			
Regulatory Compliance	●			●		●	●
Generation of Operational Cash Flow	●	●					
Manageable Expenses		●			●	●	●
Fundraising		●					
Unitization		●	●		●	●	
Physical Construction Schedule Attainment			●				
Unitization of Construction Work in Progress as of Dec/2024			●				
Safety (Frequency and Severity)			●				
Losses on Distribution Index				●	●		
Collection Index				●	●		
IT Strategic Plan				●			

P: CEO
C: CCTO
F: CFO
E: Engineering
O: COO
R: Regulatory
J: Legal

1) Achievement of U Factor —is provided by Exhibit VII of the Concession Agreement — URAE 1 and is the main indicator for the achievement of the sanitation universalization goals undertaken by the Company in the Concession Agreement — URAE 1 and therefore reflects the value creation for shareholders.

2) Achievement of Q Factor —the Q Factor reflects the achievement of the quality goals including, but not limited to the loss index, leaks, consumer demand response, among other, according to Exhibit VII of the Concession Agreement — URAE 1, also being related to the main goals and objectives of the Company;

3) Customer NPS — obtained by means of an anonymous survey conducted by third parties hired by the Company to assess consumer satisfaction;

4) Regulatory Compliance —aims the achievement of the financial aspects related to revenues and costs of the Concession Agreement — URAE 1;

5) Generation of Operational Cash Flow — is related to the achievement of the annual budget, according to the ITR/DFP account classification.

Conforme demonstrado na tabela acima, no caso do Diretor Presidente, 100% das metas que compõem seu incentivo de longo prazo serão as metas coletivas, relacionadas à performance da Companhia, descritas acima.

- Long-Term Incentive

For the fiscal year ending December 31, 2025, subject to the approval of the Restricted Shares Plan and the Performance Shares Plan, the members of the Board of Executive Officers will be entitled, as a Long-Term Incentive, to a grant of restricted shares and performance shares, subject to the fulfillment of certain conditions, as detailed in item 8.4 of this Reference Form.

- **its proportion in the total compensation in the last 3 fiscal years:**

Fiscal year ending December 31, 2024

	SALARY[1]	BENEFITS	OTHERS	BONUS	POST-EMPLOYMENT	BENEFITS MOTIVATED BY THE TERMINATION OF THE POSITION	SHARE-BASED COMPENSATION	TOTAL %
Board of Directors	100%	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%	100%
Audit Committee	100%	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%	100%
Fiscal Council	100%	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%	100%
Statutory Board of Executive Officers	53,30%	17,61%	0,00%	29,08%	0,00%	0,00%	0,00%	100%

[1] *For simplification purposes, the annual gratification of the Board of Directors, Audit Committee, and Fiscal Council have been included as Salary and will be reported as such from now on.*

Fiscal year ended December 31, 2023:

	SALARY	BENEFITS	OTHERS[1]	BONUS	POST-EMPLOYMENT	BENEFITS MOTIVATED BY THE TERMINATION OF THE POSITION	SHARE-BASED COMPENSATION	TOTAL %
Board of Directors	92,36%	0,00%	7,64%	0,00%	0,00%	0,00%	0,00%	100,00%
Audit Committee[2]	92,34%	0,00%	7,66%	0,00%	0,00%	0,00%	0,00%	100,00%
Fiscal Council	92,31%	0,00%	7,69%	0,00%	0,00%	0,00%	0,00%	100,00%
Statutory Board of Executive Officers	51,32%	4,88%	11,30%	28,18%	4,32%	0,00%	0,00%	100,00%

[1] *Others — FGTS and Annual Gratification*
[2] *The Audit Committee was composed of three board members, who met the legal and regulatory conditions required for the position, with their compensation being differentiated from that of the other directors due to the greater dedication and responsibilities assumed.*

Fiscal year ended December 31, 2022:

	SALARY	BENEFITS	OTHERS[1]	BONUS	POST-EMPLOYMENT	BENEFITS MOTIVATED BY THE TERMINATION OF THE POSITION	SHARE-BASED COMPENSATION	TOTAL %
Board of Directors	92.31%	0.00%	7.69%	0.00%	0.00%	0.00%	0.00%	100.00%
Audit Committee[2]	92.31%	0.00%	7.69%	0.00%	0.00%	0.00%	0.00%	100.00%
Fiscal Council	92.31%	0.00%	7.69%	0.00%	0.00%	0.00%	0.00%	100.00%
Statutory Board of Executive Officers	55.40%	3.70%	9.56%	27.44%	3.90%	0.00%	0.00%	100.00%

[1] *Others — FGTS and Annual Bonus*
[2] *The Audit Committee was composed of three board members, who met the legal and regulatory conditions required for the position, with their compensation being differentiated from that of the other directors due to the greater dedication and responsibilities assumed.*

- ***its calculation and adjustment methodology***

For the fiscal year ending on December 31, 2025, in light of the conclusion of the Company's privatization process and transformation into a company without a controlling shareholder, the Company's Management proposes a new compensation structure that is appropriate to the Company's new context and in line with its strategy and objectives, especially regarding the universalization goals (U Factor) assumed by the Company in the privatization process. In this context, the Company's management hired a specialized and internationally recognized consulting firm in compensation matters, conducting an extensive market benchmarking survey and a critical analysis of the compensation structure of publicly traded companies in Brazil compared to the existing compensation structure of the Company.

Based on the survey conducted, it was found that the compensation offered by the Company was misaligned with market practice, and therefore, the Company's Management proposes the modification of the compensation structure to make it more competitive. This is because the Company's goals and objectives, especially regarding universalization, depend on the long-term retention of qualified professionals in the Company.

Furthermore, the methodology for defining compensation practices and values to be adopted considers the following guidelines: (i) it must reflect the relevance of the function in the organizational structure; (ii) be a corporate governance instrument used to stimulate and direct correct and diligent behavior linked to business purposes; (iii) facilitate the recruitment and retention of professionals in its staff, endowed with competence, experience, motivation, necessary for the exercise of the managerial function, with reflections on business performance; and (iv) reward performance and therefore be aligned with market practices.

It is worth noting that under the terms of Article 152 of Federal Law 6.404/1976, it is the responsibility of the shareholders' meeting to annually approve the global amount of compensation for statutory management, including benefits of any nature.

- ***main performance indicators considered, including, if applicable, indicators related to ESG issues***

- Short-Term Incentive:

The main performance indicators considered for the purposes of the Short-Term Incentive are related to (i) the Company's financial results (EBITDA); (ii) the Company's goals and objectives; and (iii) the individual goals of each officer, as detailed in item 8.1, (c), (i) above.

- Long-Term Incentive:

As detailed in item 8.4 below, the performance indicators considered for the granting of performance shares are the achievement of universalization goals (U Factor) and Total Shareholder Return — TSR.

(ii) reasons justifying the composition of the compensation

As described above, the Company concluded its privatization process in 2024 and, within the scope of this process, assumed a series of commitments to achieve certain levels of universalization (U Factor). In this scenario, the performance of highly skilled professionals in the medium and long term is essential for meeting the goals and achieving the objectives assumed by the Company.

Therefore, the Company proposed, for the fiscal year ending on December 31, 2025, the modification of the compensation package offered by the Company to its management, to attract and retain the necessary talents to meet the Company's goals. The new compensation structure for the Company's management was designed considering the market research conducted by independent advisors, which analyzed the compensation practices of various publicly traded companies with a market cap similar to that of the Company.

(iii) the existence of members not compensated by the issuer and the reason for such fact

Not applicable.

(d) existence of compensation supported by subsidiaries, controlled entities, or direct or indirect controllers

The compensation of the management, members of the Fiscal Council, and members of statutory committees in the exercise of their positions in the Company is not supported by any of the Company's subsidiaries, controlled entities, or direct or indirect controllers.

(e) existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the transfer of the Company's corporate control

As indicated in item 8.4 below, the realization of a tender offer to (i) acquire control of the Company, (ii) resulting from the transfer of control of the Company, (iii) to acquire a relevant stake under the terms of the Company's bylaws, (iv) exit from the Novo Mercado or delisting; may result in the acceleration of the vesting period of restricted shares or performance shares grants.

8.2 Total compensation by management body recognized in the results of the last 3 fiscal years and the one planned for the current fiscal year of the board of directors, statutory board, and fiscal council

TOTAL COMPENSATION FORECASTED FOR THE CURRENT FISCAL YEAR 12/31/2025 - ANNUAL AMOUNTS				
	BOARD OF DIRECTORS	STATUTORY BOARD OF EXECUTIVE OFFICERS	FISCAL COUNCIL	TOTAL
Total number of members	9	6	5	21
Number of remunerated members	9	6	5	21
Clarification			There are 5 alternates compensated only when participating in meetings	
ANNUAL FIXED COMPENSATION				
Salary or pro-labore	R$ 10.725.378	R$ 11.701.500	R$ 750.000	R$ 23.176.878
Direct and indirect benefits	0	R$ 1.859.670	0	R$ 1.859.670
Committee participation	R$ 3.228.852	0	0	R$ 3.228.852
Others	0	0	0	0
Description of other fixed compensations	0	0	0	0
VARIABLE COMPENSATION				
Bonus	0	R$ 18.870.000	0	R$ 18.870.000
Profit sharing	0	R$ 0	0	R$ 0
Meeting participation	0	0	0	0
Commissions	0	0	0	0
Others	0	0	0	0
DESCRIPTION OF OTHER VARIABLE COMPENSATIONS				
Post-employment	0	0	0	0
Termination of position	0	0	0	0
Share-based (including options)	0	R$ 18.557.013	0	R$ 18.557.013

Observation	The number of members indicated consists of the annual average number of members estimated, calculated monthly, according to the Ofício Circular/ Anual-2025-CVM/SEP The amounts indicated do not include labor charges incumbent upon the Company. The amount reported as "Committee participation" includes the participation in both statutory and non-statutory committees.	The number of members indicated consists of the annual average number of members estimated, calculated monthly, according to the Ofício Circular/ Anual-2025-CVM/SEP The amounts indicated do not include labor charges incumbent upon the Company.	The number of members indicated consists of the annual average number of members estimated, calculated monthly, according to the Ofício Circular/ Anual-2025-CVM/SEP The amounts indicated do not include labor charges incumbent upon the Company.	
TOTAL COMPENSATION	**R$ 13.954.230**	**R$ 50.988.183**	**R$ 750.000**	**R$ 65.692.413**

TOTAL COMPENSATION FOR THE FISCAL YEAR ENDED 12/31/2024 - ANNUAL AMOUNTS				
	BOARD OF DIRECTORS	STATUTORY BOARD OF EXECUTIVE OFFICERS	FISCAL COUNCIL	TOTAL
Total number of members	10,67	6,00	4,67	21,34
Number of remunerated members	10,67	6,00	4,67	21,34
Clarification				
ANNUAL FIXED COMPENSATION				
Salary or pro-labore	1.929.170,10	3.743.629,39	399.308,00	5.823.716,49
Direct and indirect benefits	0,00	1.237.068,05	0,00	1.237.068,05
Committee participations	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Description of other fixed compensations				
VARIABLE COMPENSATION				
Bonus	0,00	2.042.660,00	0,00	2.042.660,00
Profit Sharing	0,00	0,00	0,00	0,00
Meeting Participation	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
DESCRIPTION OF OTHER VARIABLE COMPENSATIONS				
Post-employment	0,00	0,00	0,00	0,00
Termination of office	0,00	0,00	0,00	0,00
Share-based (including options)	0,00	0,00	0,00	0,00
Observation	The number of members indicated consists of the estimated annual average of members, calculated monthly, according to Circular Letter/ Annual-2024-CVM/SEP The total compensation of the Board of Directors considers the compensation of the directors who make up the Audit Committee. The amounts presented are net of charges. For information on the values including charges, see item 8.20 of this Reference Form.	The number of members indicated consists of the estimated annual average of members, calculated monthly, according to Circular Letter/ Annual-2024-CVM/SEP The total compensation of the Board of Directors considers the compensation of the directors who make up the Audit Committee. The amounts presented are net of charges. For information on the values including charges, see item 8.20 of this Reference Form.	The number of members indicated consists of the estimated annual average of members, calculated monthly, according to Circular Letter/ Annual-2024-CVM/SEP The total compensation of the Board of Directors considers the compensation of the directors who make up the Audit Committee. The amounts presented are net of charges. For information on the values including charges, see item 8.20 of this Reference Form.	Not applicable
TOTAL COMPENSATION	1.680.779,10	7.023.357,43	399.308,00	9.103.444,53

sabesp

TOTAL COMPENSATION FOR THE FISCAL YEAR ENDED 12/31/2023 - ANNUAL AMOUNTS				
	BOARD OF DIRECTORS	STATUTORY BOARD OF EXECUTIVE OFFICERS	FISCAL COUNCIL	TOTAL
Total number of members	11,33	5,50	4,08	20,91
Number of remunerated members	11,33	5,50	4,08	20,91
Clarification				
ANNUAL FIXED COMPENSATION				
Salary or pro-labore	1.681.701,42	3.775.865,93	272.035,20	5.729.602,55
Direct and indirect benefits	0,00	359.431,69	0,00	359.431,69
Committee participations	0,00	0,00	0,00	0,00
Others	139.228,12	831.809,65	22.671,09	993.708,86
Description of other fixed compensations	Annual bonus	Annual Bonus, FGTS	Annual bonus	
VARIABLE COMPENSATION				
Bonus	0,00	1.885.032,30	0,00	1.885.032,30
Profit Sharing	0,00	188.189,25	0,00	188.189,25
Meeting Participation	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
DESCRIPTION OF OTHER VARIABLE COMPENSATIONS				
Post-employment	0,00	317.763,42	0,00	317.763,42
Termination of office	0,00	0,00	0,00	0,00
Share-based (including options)	0,00	0,00	0,00	0,00
Observation	The number of members indicated consists of the estimated annual average of members, calculated monthly, in accordance with Circular Letter/ Annual-2024-CVM/SEP The total compensation of the Board of Directors considers the compensation of the directors who are part of the Audit Committee. The amounts presented are net of charges. For information on the values including charges, see item 8.20 of this Reference Form.	The number of members indicated consists of the estimated annual average of members, calculated monthly, in accordance with Circular Letter/ Annual-2024- CVM/SEP In 'Others' is included the FGTS collection for Directors, however, it is not a legal obligation, but a liberality approved by the general assembly. The amounts presented are net of charges. For information on the values including charges, see item 8.20 of this Reference Form..	The number of members indicated consists of the estimated annual average of members, calculated monthly, in accordance with Circular Letter/ Annual-2024- CVM/SEP. The amounts presented are net of charges. For information on the values including charges, see item 8.20 of this Reference Form.	
TOTAL COMPENSATION	1.820.929,54	7.358.092,24	294.706,29	9.473.728,07

sabesp

TOTAL COMPENSATION FOR THE FISCAL YEAR ENDED 12/31/2022 - ANNUAL AMOUNTS				
	BOARD OF DIRECTORS	STATUTORY BOARD OF EXECUTIVE OFFICERS	FISCAL COUNCIL	TOTAL
Total number of members	10,75	5,58	4,83	21,16
Number of remunerated members	10,75	5,58	4,83	21,16
Clarification				
ANNUAL FIXED COMPENSATION				
Salary or pro-labore	1.440.300,00	2.634.279,38	254.495,88	4.329.075,26
Direct and indirect benefits	0,00	175.775,28	0,00	175.775,28
Committee participations	0,00	0,00	0,00	0,00
Others	120.000,00	454.630,07	21.207,99	595.838,06
Description of other fixed compensations	Annual bonus	Annual bonus and FGTS	Annual bonus	
VARIABLE COMPENSATION				
Bonus	0,00	1.304.666,67	0,00	1.304.666,67
Profit Sharing	0,00	0,00	0,00	0,00
Meeting Participation	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
DESCRIPTION OF OTHER VARIABLE COMPENSATIONS				
Post-employment	0,00	185.632,32	0,00	185.632,32
Termination of office	0,00	0,00	0,00	0,00
Share-based (including options)	0,00	0,00	0,00	0,00
Observation	The number of members indicated consists of the estimated annual average of members, calculated monthly, according to Circular Letter/Annual-2024-CVM/SEP The total compensation of the Board of Directors considers the compensation of the directors who are part of the Audit Committee. The amounts presented are net of charges. For information on the values including charges, see item 8.20 of this Reference Form	The number of members indicated consists of the estimated annual average of members, calculated monthly, according to Circular Letter/ Annual-2024- CVM/SEP In 'Others' is the FGTS collection for Directors, however, it is not a legal obligation, but a liberality approved by the general assembly. The amounts presented are net of charges. For information on the values including charges, see item 8.20 of this Reference Form	The number of members indicated consists of the estimated annual average of members, calculated monthly, according to Circular Letter/ Annual-2024- CVM/SEP. The amounts presented are net of charges. For information on the values including charges, see item 8.20 of this Reference Form	
TOTAL COMPENSATION	**1.560.300,00**	**4.754.983,72**	**275.703,87**	**6.590.987,59**

8.3 Variable compensation for the last 3 fiscal years and planned for the current fiscal year of the board of directors, statutory board, and fiscal council

Fiscal Year: 12/31/2025

	BOARD OF DIRECTORS	STATUTORY BOARD OF EXECUTIVE OFFICERS	FISCAL COUNCIL	TOTAL
Total number of members	9	6	5	21
Number of remunerated members	9	6	5	21
Clarification	Members do not receive variable compensation	Not applicable	Members do not receive variable compensation	Not applicable
REGARDING THE BONUS				
Minimum amount provided in the compensation plan	R$ 0	R$ 0	R$ 0	R$ 0
Maximum amount provided in the compensation plan	R$ 0	R$ 18.870.000	R$ 0	R$ 18.870.000
Amount provided in the compensation plan, if the established goals were met	R$ 0	R$ 12.580.000	R$ 0	R$ 12.580.000
Amount effectively recognized in the fiscal year	R$ 0	R$0	R$ 0	R$ 0
REGARDING PROFIT SHARING				
Minimum amount provided in the compensation plan	0	0	0	0
Maximum amount provided in the compensation plan	0	0	0	0
Amount provided in the compensation plan, if the established goals were met	0	0	0	0
Amount effectively recognized in the fiscal year	0	0	0	0

Fiscal Year: 12/31/2024

	BOARD OF DIRECTORS	STATUTORY BOARD OF EXECUTIVE OFFICERS	FISCAL COUNCIL	TOTAL
Total number of members	10,67	6,00	4,67	21,34
Number of remunerated members	10,67	6,00	4,67	21,34
Clarification	Do not receive variable compensation		Do not receive variable compensation	
REGARDING THE BONUS				
Minimum amount provided in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount provided in the compensation plan	0,00	2.160.000,00	0,00	2.160.000,00
Amount provided in the compensation plan, if the established goals were met	0,00	2.160.000,00	0,00	2.160.000,00
Amount effectively recognized in the fiscal year	0,00	1.979.166,68	0,00	1.979.166,68
REGARDING PROFIT SHARING				
Minimum amount provided in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount provided in the compensation plan	0,00	190.479,96	0,00	190.479,96
Amount provided in the compensation plan, if the established goals were met	0,00	0,00	0,00	0,00
Amount effectively recognized in the fiscal year	0,00	63.493,32	0,00	63.493,32

Fiscal Year: 12/31/2023

	BOARD OF DIRECTORS	STATUTORY BOARD OF EXECUTIVE OFFICERS	FISCAL COUNCIL	TOTAL
Total number of members	11,33	5,50	4,08	20,91
Number of remunerated members	0,00	5,50	0,00	5,50
Clarification	The members of the Board of Directors do not receive Variable Compensation		The members of the Fiscal Council do not receive Variable Compensation	
REGARDING THE BONUS				
Minimum amount provided in the compensation plan	0,00	1885032,30	0,00	1.885.032,30
Maximum amount provided in the compensation plan	0,00	2160000,00	0,00	2.160.000,00
Amount provided in the compensation plan, if the established goals were met	0,00	2160000,00	0,00	2.160.000,00
Amount effectively recognized in the fiscal year	0,00	1885032,30	0,00	1.885.032,30
REGARDING PROFIT SHARING				
Minimum amount provided in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount provided in the compensation plan	0,00	0,00	0,00	0,00
Amount provided in the compensation plan, if the established goals were met	0,00	0,00	0,00	0,00
Amount effectively recognized in the fiscal year	0,00	188189,25	0,00	188.189,25

Fiscal Year: 12/31/2022

	BOARD OF DIRECTORS	STATUTORY BOARD OF EXECUTIVE OFFICERS	FISCAL COUNCIL	TOTAL
Total number of members	10,75	5,58	4,83	21,16
Number of remunerated members	0,00	5,58	0,00	5,58
Clarification	The members of the Board of Directors do not receive Variable Compensation		The members of the Board of Directors do not receive Variable Compensation	
REGARDING THE BONUS				
Minimum amount provided in the compensation plan	0,00	1304666,67	0,00	1.304.666,67
Maximum amount provided in the compensation plan	0,00	1440000,00	0,00	1.440.000,00
Amount provided in the compensation plan, if the established goals were met	0,00	1440000,00	0,00	1.440.000,00
Amount effectively recognized in the fiscal year	0,00	1304666,67	0,00	1.304.666,67
REGARDING PROFIT SHARING				
Minimum amount provided in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount provided in the compensation plan	0,00	0,00	0,00	0,00
Amount provided in the compensation plan, if the established goals were met	0,00	0,00	0,00	0,00
Amount effectively recognized in the fiscal year	0,00	0,00	0,00	0,00

8.4 Stock-based compensation plan

(a) **General Terms and Conditions**

For the fiscal year ending on December 31, 2025, the Management is proposing the approval of two new long-term incentive plans, in the form of a Restricted Shares Plan and a Performance Shares Plan. Both plans are subject to shareholder approval at upcoming Shareholders' Meeting to be held on April 29, 2025.

In the Restricted Shares Plan, subject to shareholder approval, the acquisition of the right to restricted shares will be subject to a vesting period of 4 years, with a pro-rata vesting of 25% per year of vesting. Exclusively in relation to the Company's CEO, the restricted shares will be subject to a vesting period of 8 years, with a pro-rata vesting according to the following schedule: **(a)** 5% after 1 year of vesting; **(b)** 10% after 2 years of vesting; **(c)** 15% after 3 years of vesting; **(d)** 20% after 4 years of vesting; **(e)** 20% after 5 years of vesting; **(f)** 15% after 6 years of vesting; **(g)** 10% after 7 years of vesting; and **(h)** 5% after 8 years of vesting.

The vesting period applicable to restricted shares may be accelerated in October 2030, if the goals related to the achievement of the U Factor assumed in the Concession Agreement — URAE 1 are met by the Company, under the terms of the Restricted Shares Plan. In such a case, if the participant is bound as manager of the Company on that date, all restricted shares granted to him will have their vesting period fully anticipated.

Under the Performance Shares Plan, the acquisition of the right to performance shares will occur through the fulfillment of a 5-year vesting period, during in which the 5 lots will become vested annually as described below, subject to the verification each year of the achievement of the Universalization Factor (U Factor) and a certain minimum return to the shareholder (Total Shareholder Return — TSR).

As explained, the U Factor is the main indicator for achieving the sanitation universalization goals assumed by the Company in the context of privatization and, therefore, one of the main medium and long-term goals of the Company. To achieve it, it is necessary to make investments in regulatory assets, which in turn will be recognized in the tariff charged by the Company and, therefore, will convert into future and sustained operational cash generation.

The Total Shareholder Return — TSR is usually used in the market to calculate the financial return to the shareholder based on the appreciation of the share price and the receipt of dividends and benefits distributed by the Company over a certain period.

The Company will grant to the executive officers a total target amount of performance shares, divided into 5 distinct lots, as follows: **(a)** lot 1: 15.38% of the total target amount; **(b)** lot 2: 15.38% of the total target amount; **(c)** lot 3: 15.38% of the total target amount; **(d)** lot 4: 23.08% of the total target amount; and **(e)** lot 5: 30.78% of the total target amount.

The effective amount of performance shares to be determined may vary between 0% and maximum of 150%.

Annually, a portion of the target amount of performance shares of each lot may become vested, provided that the performance goals are met and the executive officer fulfills the condition of remaining with the Company until the date of the assessment of the U Factor of each lot, as follows: **(a)** lot 1: assessment of the U Factor in 2026; **(b)** lot 2: assessment of the U Factor in 2027; **(c)** lot 3: assessment of the U Factor in 2028; **(d)** lot 4: assessment of the U Factor in 2029; and **(e)** lot 5: assessment of the U Factor in 2030.

Exclusively for the Company's CEO, the effective transfer of shares of each lot, according to the final determined amount, will occur only at the end of the entire 5 year vesting period, while for the other officers, the shares of each lot, according to the final determined amount, will be transferred annually after due determination.

Annually, within the month of October or up to 30 days after ARSESP's manifestation regarding the U Factor for the reference period, the Company will determine the amount of performance shares of each lot, which may vary from 0% to 100% of the target amount of each lot, according to the percentage of achievement of the U Factor, according to the table below:

U FACTOR	U FACTOR ANNUAL PERFORMANCE
0.0% < fU <= 1.0%	100%
1.0% < fU <= 3.0%	Linear interpolation between 0% and 100%
fU > 3.0%	0%

Once the U Factor indicator is achieved, the total shareholder return (Total Shareholder Return — TSR) regarding the previous fiscal year will be assessed, according to the table below, so that the amount of each lot of performance shares may be increased from 100% to maximum of 150%:

ANNUAL TSR	ANNUAL TSR LEVERAGE
Annual TSR <= IPCA + 9.0%	100%
IPCA + 9.0% < Annual TSR <= IPCA + 13.0%	Linear interpolation between 100% and maximum of 150%
Annual TSR > IPCA + 13.0%	maximum of 150%

(b) **Date of approval and incumbent management body**

The Restricted Shares Plan and the Performance Shares Plan are subject to the approval of the Company's shareholders at the Shareholders' Meeting to be held on April 29, 2025.

(c) **Maximum number of shares involved**

The maximum number of shares that may be delivered under the Restricted Shares Plan and the Performance Shares Plan, jointly considered, is up to 1% of the total number of shares issued by the Company on the date of each grant, on a fully diluted basis, subject to any adjustments due to bonuses, splits, or consolidations of shares, as provided in the plans.

(d) **(Maximum number of options to be granted**

Not applicable, considering that no stock options will be delivered under the Restricted Shares Plan and the Performance Shares Plan.

(e) **Conditions for the acquisition of shares**

As described in item (a) above, under the Restricted Shares Plan, the acquisition of the right to restricted shares will be conditioned on the participants of the plan remaining as officers of the Company for a total vesting period of 4 (four) years and, exclusively for the CEO of the Company, for 8 (eight) years, with the shares being partially acquired each year of the vesting period, and provided that this period may be anticipated in October 2030 if the goals related to the achievement of the U Factor assumed by the Company in the Concession Agreement are met.

Under the Performance Shares Plan, in addition to fulfilling the vesting period, for the effective acquisition of shares by the plan participants, two performance conditions of the Company must be verified at the end of each year: the first related to the achievement of the Universalization Factor (U Factor) and the second related to achieving a certain minimum return to the shareholder (Total Shareholder Return — TSR). Exclusively for the Company's CEO, the effective transfer of shares according to the calculated amount will be transferred only at the end of the entire 5-year vesting period, while for the other officers, the shares will be transferred annually, according to the calculated amount.

(f) **Criteria for setting the acquisition or exercise priceo**

Not applicable, considering that in both plans the shares will be transferred to the participants upon meeting the established conditions, without financial disbursement by the participants.

(g) **Criteria for setting the acquisition or exercise term**

As indicated, in the Restricted Shares Plan, the effective acquisition of shares will occur upon fulfilling a vesting period of 8 (eight) years, for the CEO of the Company, and 4 (four) years for the other officers. In the Performance Shares Plan, the total vesting period will be 5 (five) years.

These periods were established to promote the retention and continuous engagement of the members of the Statutory Board of Executive Officers in the long term, considering their importance for achieving the Company's objectives.

(h) **Settlement method**

In the Restricted Shares Plan and the Performance Shares Plan, if the conditions for the effective acquisition of shares by the participants are met, the Company will transfer shares held in treasury through a private transaction, in accordance with applicable legislation.

(i) **Restrictions on the transfer of shares**

Not applicable.

(j) **Criteria and events that, when verified, will cause the suspension, amendment, or termination of the plan**

The Restricted Shares Plan and the Performance Shares Plan will come into effect on the date of their approval by the shareholders at the Shareholders' Meeting and will remain in force until the full fulfillment of all obligations provided in the grant agreements to be signed under the plans. The rights granted under the plans will be automatically terminated if the Company is declared bankrupt.

In the event that the Company becomes involved in the acquisition of companies, business combinations, and/or corporate reorganizations, such as transformation, merger and spin-off, the Board of Directors and the companies involved in such operations may determine, at their discretion and notwithstanding other measures they may decide on for fairness: (a) the replacement of restricted shares or performance shares, as the case may be, by shares, quotas, or other securities issued by the successor company of the Company; (b) the acceleration of the applicable vesting period, to ensure the inclusion of the granted shares in the given transaction; and/or (c) the cash settlement of the shares granted to the participant, either partially or fully.

All performance shares and restricted shares granted under both plans will have their vesting period automatically accelerated if the following conditions are met: (1) (i) the completion of a tender offer for the acquisition of shares due to a transaction or successive transactions that result in the sale of the Company's corporate control, as required by the Company's bylaws and the legislation and regulations in force; (ii) the completion of a tender offer for the acquisition of the Company's corporate control, under the regulations in force; and/or (iii) the completion of a tender offer for the acquisition of the Company's shares due to the attainment of a relevant participation, as required by the Company's bylaws ("Tender Offer"), noting that this item (iii) will cease to apply if the bylaws no longer require the public offer or if it is waived by the shareholders under the Company's bylaws; and, cumulatively, (2) within up to 12 (twelve) months from the Tender Offer in question, the participant's position in the Company or its controlled companies is downgraded or the participant's relationship with the Company is terminated by the Company, through dismissal, non-renewal of the position, or discharge, in any case without Cause (as defined in item "k" below).

Under the Restricted Shares Plan, in the event of the occurrence of the above-mentioned event, the Company must transfer the shares resulting from the restricted shares within a maximum period of 60 (sixty) days after the consummation of the event. Under the Performance Shares Plan, the Board of Directors shall continue to assess the performance conditions (U Factor and TSR, as applicable) and the participant shall be entitled to such performance share only if the performance conditions are met as set forth in the plan.

(k) **Effects of the managers' departure from the issuer's bodies on their rights provided for in the share-based compensation plan**

Under the Restricted Shares Plan, the effects of the termination of the participants' relationship with the Company will be as follows:

- Resignation or dismissal by the Company's with for Cause (as defined below): the participant will lose any and all rights related to non-vested restricted shares.

- Dismissal by the Company's will without Cause; or dismissal by mutual agreement between the Company and the participant: the executive will be entitled to a proportional number of the non--vested restricted shares for the time worked during the ongoing vesting period.
- Death or permanent disability of the participant: the participant (or their heirs or legal guardians, as the case may be) will be entitled to the total number of the granted restricted shares, including those which have not yet become vested restricted shares, which shall have their vesting period fully accelerated.

Under the Performance Shares Plan, the effects of the executive's departure will be as follows:

- Dismissal by the Company's will for Cause (as defined below): the executive will lose any and all rights related to the performance shares.
- Resignation: the Participant will be entitled to the vested performance shares that have not yet been settled but will forfeit the right to the remaining balance of non-vested performance shares.
- Dismissal by the Company's will without Cause; dismissal by mutual agreement between the Company and the participant; or death or permanent disability of the participant: the participant (or their heirs or legal guardians, as the case may be) will be entitled to the payment of the vested performance shares and a percentage of the non-vested target amount of performance shares, proportional to the number of days worked during the vesting period. The Company will continue to assess the performance goals established in the plan and in the individual agreements to be entered into with the participants, and the participant or their successors, as the case may be, will be entitled to the said shares only upon verification of the performance conditions.

"Cause" means (a) the removal of the Participant from their position at the initiative of the Company due to the proven violation by the Participant of their duties and responsibilities, including but not limited to, (a.1) those provided for in articles 153 to 157 of the Brazilian Corporation Law; (a.2) criminal conviction related to intentional crimes; (a.3) the proven practice by the participant of intentional, bad faith, dishonest, and/or fraudulent acts against the Company and/or its controlled entities; (a.4) non-compliance with the Company's bylaws and/or the bylaws of its controlled entities and other applicable corporate provisions; (a.5) violation of anti-corruption or anti-money laundering legislation applicable to the Company and/or its controlled entities; or (a.6) serious violation of the Company's code of ethics and compliance.

8.5 Share-based compensation (Stock options)

Not applicable to the Company, considering that there is no share-based compensation in the form of stock options planned for the current fiscal year nor was there in the last 3 (three) fiscal years, ending on December 31, 2024, 2023, and 2022.

8.6 Granting of stock options

Not applicable to the Company, considering that there is no granting of stock options planned for

the current fiscal year nor was there in the last three fiscal years, ending on December 31, 2024, 2023, and 2022.

8.7 Outstanding options

Not applicable to the Company, considering that there is no share-based compensation in the form of stock options planned for the current fiscal year nor was there in the last three fiscal years, ending on December 31, 2024, 2023, and 2022.

8.8 Exercised options and delivered shares

Not applicable to the Company, considering that there was no share-based compensation in the last three fiscal years, ending on December 31, 2024, 2023, and 2022.

8.9 Potential dilution from share grants

There was no share-based compensation in the last 3 (three) fiscal years, ending on December 31, 2024, 2023, and 2022.

For the fiscal year ending on December 31, 2025, subject to shareholder approval of the Restricted Shares Plan and the Performance Shares Plan, the Company will make **share** grants as indicated below:

	BOARD OF DIRECTORS	STATUTORY BOARD OF EXECUTIVE OFFICERS
Total number of eligible members	0	6
Number of compensated members	0	6
Potential dilution if all shares are granted to beneficiaries	0	0.03%

Market Capitalization Base as of 12/30/24

8.10 Share grants

There was no share-based compensation in the last 3 (three) fiscal years, ending on December 31, 2024, 2023, and 2022.

For the fiscal year ending on December 31, 2025, subject to shareholder approval of the Restricted Shares Plan and the Performance Shares Plan, the Company will make share grants as indicated below:

	BOARD OF DIRECTORS	STATUTORY BOARD OF EXECUTIVE OFFICERS
Total number of eligible members	0	6
Number of compensated members	0	6
Date of grant	N/A	2/5/2025[1]
Number of shares granted[2] (A)	0	209.685
Maximum period for the delivery of shares	N/A	N/A
Share transfer restriction period	N/A	Vesting Date
Fair value of shares on grant date[2] (B)	N/A	88,50
Multiplication of the number of shares granted by the fair value of shares on the grant date (A x B)	N/A	18.557.013,00

(1) Estimated (2) Base price 12/30/24

8.11 Shares delivered

There was no share-based compensation in the last 3 (three) fiscal years, ending on December 31, 2024, 2023, and 2022.

8.12 Share/option pricing

a. pricing model

At market value, considering they are shares.

b. data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, option efectiveness, expected dividends, and risk-free interest rate

Not applicable

c. method used and assumptions made to incorporate the expected effects of accelerated exercise

Not applicable

d. method of determination of expected volatility

Not applicable

e. if any other option elements were incorporated into the measurement of its fair value

Not applicable

8.13 Shareholdings held by management bodyo

As of December 31, 2024

ENTITY	BOARD OF DIRECTORS	BOARD OF EXECUTIVE OFFICERS	FISCAL COUNCIL	TOTAL
Company	2.795	10.067	3.928	16.790

8.14 Pension plans

No private pension plan is offered to members of the Company's Board of Directors and Fiscal Council. Only members of the Board of Executive Officers are allowed to join the existing contri-

bution plan, which is extendable to the Company's employees and is managed by: (i) Fundação Sabesp de Seguridade Social, for those admitted until December 31, 2019 ("**Sabesprev Mais — CD**"), and (ii) Fundação Cesp — Funcesp (now VIVEST) for those admitted from January 1, 2020 ("**Vivest - CD Sabesp**")

	BOARD OF DIRECTORS	STATUTORY BOARD OF EXECUTIVE OFFICERS
Total number of members	9,00	6,00
Number of compensated members	0,00	6,00
Plan name	-	Sabesprev Mais - CD (closed for new enrollments) / Vivest — CD Sabesp
Number of members of the management eligible for retirement.	-	0
Conditions for early retirement.	-	**Sabesprev Mais — CD** Minimum Age for Early Retirement = 50 years; Minimum time of affiliation to the Plan = 5 years; and have the relationship with the company terminated. **Vivest — CD Sabesp** Minimum Age for Early Retirement = 60 years; Minimum time of affiliation to the Plan = 5 years; and and have the relationship with the company terminated.
Updated amount of contributions accrued in the pension plan up to the end of the last fiscal year, deducted by the portion relating to contributions made directly by the managers.(*)	-	BRL 945,965.70
Total accrued amount of contributions made during the last fiscal year, deducted by the portion relating to contributions made directly by the managers	-	BRL 295,255.27
Possibility and conditions for early redemption.	-	**Sabesprev Mais — CD** Minimum Age for Early Retirement = 50 years; Minimum time of affiliation to the Plan = 5 years; and have the relationship with the company terminated. **Vivest — CD Sabesp** Minimum Age for Early Retirement = 60 years; Minimum time of affiliation to the Plan = 5 years; and and have the relationship with the company terminated.

** Considering contributions made from January 1, 2021.*

8.15 Minimum, average, and maximum compensation

Annual values

	STATUTORY BOARD OF DIRECTORS			BOARD OF EXECUTIVE OFFICERS			FISCAL COUNCIL		
IN BRL	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022
Number of members	6,00	5,50	5,58	10,67	11,33	10,75	4,67	4,08	4,83
Number of remunerated members	6,00	5,50	5,58	10,67	11,33	10,75	4,67	4,08	4,83
Value of the highest Real Compensation	1.614.380,28	1.874.993,34	867.339,51	298.069,20	163.524,08	195.000,00	77.009,40	57.044,00	57.042,18
Value of the Lowest Real Compensation	1.614.380,28	924.140,52	852.322,07	186.484,32	138.356,40	117.000,00	7.306,02	57.044,00	57.042,18
Average Value of Real Compensation	1.170.559,57	1.337.834,95	852.147,62	180.803,20	160.717,52	145.144,19	85.504,93	72.172,97	57.081,54

Notes and clarifications

	STATUTORY BOARD OF EXECUTIVE OFFICERS	
	NOTE	CLARIFICATION
12/31/2024	The amounts of the lowest individual annual compensation were calculated excluding members of the respective management bodies who held the position for less than 12 months during the year. The amount of the highest individual compensation is related to a member who held the position for a period equivalent to 12 months.	
12/31/2023	No member of the Company's Board of Executive Officers held the position for 12 months. Therefore, for the section of the lowest individual compensation, the amount effectively recognized in the Company's results for the fiscal year was reported, related to the member who held the position for the longest period, equivalent to 11 months. The member who held the position for the shortest period, equivalent to 1 month, received compensation in the amount of R$28,690.31.	
12/31/2022	The amounts of the lowest individual annual compensation were calculated excluding members of the respective bodies who held the position for less than 12 months during the year.	

	BOARD OF DIRECTORS	
	NOTE	CLARIFICATION
12/31/2024	The amounts of the lowest individual annual compensation were calculated excluding members of the respective bodies who held the position for less than 12 months during the year. The amount of the highest individual compensation is related to a member who held the position for a period equivalent to 12 months.	
12/31/2023	The amounts of the lowest individual annual compensation were calculated excluding members of the respective bodies who held the position for less than 12 months during the year. The amount of the highest individual compensation is related to the member who held the position for a period equivalent to 8 months.	
12/31/2022	The amounts of the lowest individual annual compensations were calculated excluding members of the respective bodies who held the position for less than 12 months during the year.	

	FISCAL COUNCIL	
	NOTE	CLARIFICATION
12/31/2024	No member of the Company's Fiscal Council held the position for 12 months. Therefore, the amount of the highest individual compensation recognized in the Company's results was reported, related to the member who held the position for the longest period, equivalent to 9 months. For the section of the lowest individual compensation, the amount effectively recognized in the Company's results for the fiscal year was reported, related to the member who held the position for the longest period, equivalent to 9 months.	
12/31/2023	No member of the Company's Fiscal Council held the position for 12 months. Therefore, the amount of the highest individual compensation recognized in the Company's results was reported, related to the member who held the position for the longest period, equivalent to 8 months. For the section of the lowest individual compensation, the amount effectively recognized in the Company's results for the fiscal year was reported, related to the member who held the position for the longest period, equivalent to 8 months. The member who held the position for the shortest period, equivalent to 2 months, received compensation in the amount of R$9,489.02.	No member of the Company's Fiscal Council held the position for 12 months. Therefore, the amount of the highest individual compensation recognized in the Company's results was reported, related to the member who held the position for the longest period, equivalent to 8 months.
12/31/2022		The amounts of the lowest individual annual compensations were calculated excluding members of the respective bodies who held the position for less than 12 months during the year.

8.16 - Compensation/Indemnity Mechanism

There are no contractual arrangements, insurance policies, or other instruments that structure compensation or indemnity mechanisms for members of the management of the Company in case of dismissal or retirement.

The Company has a Civil Liability Insurance policy (D&O Insurance) for the members of its management, with annual premium in the total amount of USD 1,7 million, valid until August 26, 2026. The D&O also extends coverage to all members of the management of wholly-owned subsidiaries, controlled companies, and Special Purpose Entities.

Additionally, in line with Article 51 of the Bylaws, the Company may enter into indemnity agreements with the members of its management. The rules, requirements, limits, and other conditions for granting indemnity are outlined in the Company's Indemnity Policy and the respective Indemnity Agreements entered into. The maximum global indemnity limit resulting from the Indemnity Agreements under the current Indemnity Policy is BRL200 million, adjusted annually by the Broad Consumer Price Index (IPCA).

For more information on D&O insurance and indemnity agreements, see item 7.7 of this Reference Form.

8.17 - Percentage of related parties in compensation

	BOARD OF DIRECTORS	BOARD OF EXECUTIVE OFFICERS	FISCAL COUNCIL
Planned for the current fiscal year to be ended on December 31, 2025	0,00%	0,00%	0,00%
Fiscal year ended on December 31, 2024	38,72%	0,00%	55,37%
Fiscal year ended on December 31, 2023	58,81%	0,00%	93,55%
Fiscal year ended on December 31, 2022	47,49%	0,00%	79,31%

8.18 - Compensation - Other functions

Not applicable in the last fiscal years ended on December 31, 2024, 2023, and 2022 to the members of the board of directors, board of executive officers, and/or fiscal council, as well as in the current fiscal year, as they did not receive any type of compensation other than for the position they hold.

8.19 - Recognized compensation of the controller/subsidiary

Not applicable to the Company, considering that no compensation of the members of the board of directors, board of executive officers, and fiscal council of the Company was recognized in the results of the controller, companies under common control, and subsidiaries in the current fiscal year, as well as in the last three fiscal years ended on December 31, 2024, 2023, and 2022

8.20 - Other relevant information

In addition to the content in item 8.15, the Company describes in the table below, for transparency purposes, the amounts planned for the fiscal year ending on December 31, 2025 of the highest, lowest and average individual compensation of the Board of Directors, Statutory Board of Executive Officers and the Fiscal Council:

	STATUTORY BOARD OF EXECUTIVE OFFICERS	BOARD OF DIRECTORS	FISCAL COUNCIL
IN BRL	**12/31/2025**	**12/31/2025**	**12/31/2025**
Number of members	6,00	9,00	10,00
Number of remunerated members	6,00	9,00	5,00
Value of the highest Real Compensation	19.985.000	2.786.250	150.000
Value of the Lowest Real Compensation	3.697.175	1.220.391	150.000
Average Value of Real Compensation	7.284.026	1.550.470	150.000

Exhibit 5

Share-based payment plana

(As per Annex B of CVM Resolution No. 81/2022)

Restricted Shares Grant Plan

1. Provide a copy of the proposed plan

Appendix I of this Annex 5 contains a full copy of the Restricted Shares Grant Plan (the "Plan").

2. Inform the main characteristics of the proposed plan, identifying:

a. Potential beneficiaries

Statutory officers, employees and service providers of the Company or its subsidiaries may be selected by the Board of Directors to participate in this Plan.

b. Maximum number of options to be granted

Not applicable, considering that no stock options will be granted under the Plan.

c. Maximum number of shares to be granted within the plan

The maximum number of shares that may be delivered under the Plan, jointly with the Performance Shares Grant Plan to be approved along with this Plan, is up to 1% of the total number of shares issued by the Company on the date of each grant, on a fully diluted basis, subject to any adjustments due to bonuses, splits, or reverse splits of shares, as provided in the Plan.

d. Acquisition conditions

The acquisition of the right to the restricted shares will be conditioned on the participants being continuously bound as officers, employees or service providers of the Company for a total vesting period of 4 years, with 25% of the right acquired each year from the grant date.

Regarding the grant to be made in 2025 for the CEO, the acquisition of the right to restricted shares will be conditioned on the CEO being continuously bound as an officer of the Company for a total vesting period of 8 years, with the shares being partially acquired according to the following schedule: **(a)** 5% after 1 year of vesting; **(b)** 10% after 2 years of vesting; **(c)** 15% after 3 years of vesting; **(d)** 20% after 4 years of vesting; **(e)** 20% after 5 years of vesting; **(f)** 15% after 6 years of vesting; **(g)** 10% after 7 years of vesting; and **(h)** 5% after 8 years of vesting. The vesting period may be accelerated in October 2030 if the goals related to the achievement of the U Factor assumed by the Company in the concession agreement entered into by the Company, after privatization, with the Regional Unit of Potable Water Supply and Sanitary Sewage Services — URAE-1 — Southeast (Unidade Regional de Serviços de Abastecimento de Água Potável e Esgotamento Sanitário — URAE 1 — Sudeste) are met.

e. Applicable criteria for the exercise price

Not applicable, considering that the shares will be transferred to participants upon fulfillment of the established conditions, without financial disbursement by the participants.

f. Applicable criteria for the exercise term

Not applicable, as there is no exercise period. Once the conditions for acquiring the right to restricted shares indicated in item (d) above are met, the Company will transfer the shares to the participants without the need for any exercise by the participants.

g. Settlement of the options

Not applicable, as the Plan does not provide for the granting of options.

Notwithstanding, if the conditions for the effective acquisition of shares by the participants are met, the Company will transfer shares held in treasury through a private transaction, in accordance with applicable legislation.

h. Criteria and events that, if verified, will cause the suspension, amendment, or extinction of the plan

The Plan will come into effect on the date of its approval by the shareholders at the Shareholders' Meeting and will remain in force until the fulfillment of all obligations provided for in the grant agreements to be entered into by the Company and the participants under the Plan. The rights granted under the Plan will be automatically terminated if the Company is declared bankrupt.

In the event that the Company becomes involved in transactions of acquisition of companies, business combinations, and/or corporate reorganizations, such as transformation , merger or spin-off, the Board of Directors and the involved companies in such operations may determine, at their discretion and notwithstanding other measures they may decide on equal terms: (a) the replacement of restricted shares, as the case may be, by shares, quotas, or other securities issued by the successor company of the Company; (b) the acceleration of the applicable vesting period, to ensure the inclusion of the granted shares in the operation in question; and/or (c) the cash settlement of the shares granted to the participant, either partially or fully.

All restricted shares granted under both plans will have their vesting period automatically accelerated if the following conditions are met: (1) (i) the completion of a tender offer for the acquisition of shares due to a transaction or successive transactions that result in the sale of the Company's corporate control, as required by the Company's bylaws and the legislation and regulations in force; (ii) the completion of a tender offer for the acquisition of the Company's corporate control, under the regulations in force; and/or (iii) the completion of a tender offer for the acquisition of the Company's shares due to the attainment of a relevant participation, as required by the Company's bylaws ("Tender Offer"), noting that this item (iii) will cease to apply if the bylaws no longer require the public offer or if it is waived by the shareholders under the Company's bylaws; and, cumulatively, (2) within up to 12 (twelve) months from the Tender Offer in question, the Participant's position in the Company or its controlled companies is downgraded or the Participant's relationship with the Company is terminated by the Company, through dismissal, non-renewal of the position, or discharge, in any case without Cause. In this case, the Company must transfer the shares resulting from such vested restricted shares to the Participant or settle them in cash under the Plan, within the period provided in the Program and/or the Grant Agreement. In the event of the occurrence of the above-described hypothesis, the Company must transfer the shares resulting from the restricted shares within a maximum period of 60 (sixty) days after the consummation of the event.

If a tender offer to acquire shares for the cancellation of the registration as a publicly-held company or for the Company's exit from the Novo Mercado segment of B3 is completed, under the Company's bylaws, all granted restricted shares will have their vesting periods accelerated, and the Company will settle in cash all vested restricted shares within the period provided in the Program and/or the Grant Agreement.

3. Justify the plan, explaining:

a. The main objectives of the plan

The Plan aims to promote (a) the alignment between the interests of the participants and the interests of the Company's shareholders; (b) the retention of participants as officers or employees of the Company or its controlled companies; and (c) the achievement of the Company's objectives, especially the unprecedented challenge of universalizing the basic sanitation service for the Company's concession area, through the maintenance and attraction of qualified professionals in the management of the Company and its strategic areas.

b. How the plan contributes to these objectives

Through the granting of shares conditioned on the participants being continuously bound as part of the management of the Company, the Plan allows the retention of key executives of the Company with a long-term alignment to achieve the universalization goal assumed by the Company.

c. How the plan is inserted in the company's compensation policy

The Plan was introduced as part of the Company's new compensation structure, which focuses on retaining key executives and aligning the interests of participants and of the Company's shareholders, aiming at achieving the universalization goals assumed by the Company in the privatization process and generating shareholder value.

d. How the plan aligns the interests of the beneficiaries and of the company in the short, medium, and long term

The Plan aligns the interests of the Participants in the short, medium, and long term, as the incentives to be granted under the Plan will be based on the Company's shares, ensuring an alignment of interests for achieving the Company's short, medium, and long-term goals, with the consequent generation of value and reflection in the share price.

4. Estimate the company's expenses arising from the plan, according to the accounting rules that address this matter

The Company estimates that the expenses arising from the Plan for the first grant to be made in 2025, calculated under CPC 10, will represent expenses in the approximate amount of R$ BRL 36,009,550.00.

Appendix I

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Public Company
CNPJ/MF nº 43.776.517-0001-80
NIRE 35.3000.1683-1

RESTRICTED SHARES GRANT PLAN

Approved by the Extraordinary and Ordinary Shareholders' Meeting held on April 29, 2025

This Restricted Shares Grant Plan is governed by the provisions below and by applicable legislation and regulations.

1. Definitions

1.1. Definitions. The terms below, when used herein with initial capital letters, shall have the meanings attributed to them as follows, unless expressly provided otherwise in the Program and/or Grant Agreement:

"Shares" means the common, registered, book-entry shares with no par value issued by the Company (B3: "SBSP3"), to be delivered to Participants as settlement of the Restricted Shares, as provided in this Plan, Program, and/or the respective Grant Agreement.

"Restricted Shares" means the unit representing the right to receive Shares, subject to the Vesting Periods established in this Plan, Program, and/or the respective Grant Agreement. Each Restricted Share shall confer the right to 1 (one) Share.

"Shareholders' Meeting" means the general meeting of the Company.

"B3" means B3 S.A. — Brasil, Bolsa, Balcão.

"Company" means Companhia de Saneamento Básico do Estado de São Paulo — SABESP, a publicly traded corporation, headquartered in the city and state of São Paulo, at Rua Costa Carvalho, No. 300, CEP 05429-000, registered with the CNPJ/MF under No. 43.776.517/0001-80.

"Board of Directors" means the board of directors of the Company.

"Grant Agreement" means the private instrument of grant of Restricted Shares, entered into between the Company and the Participant, through which the Company grants Restricted Shares to the Participant.

"Control" has the meaning attributed in Article 116 of Law 6.404/76 ("Brazilian Corporation Law"). Terms derived from Control, such as "Controlled", "Controlling" and "under common Control" shall have analogous meanings to Control. The term Controlled shall also include companies considered as co-controlled by the Company.

"Grant Date" means, unless otherwise expressly defined to the contrary in the Grant Agreements, the date of execution of the respective Grant Agreements.

"Termination" means the definitive end of the legal relationship between the Participant and the Company or its Controlled companies, for any reason, including, without limitation, resignation, dismissal, replacement, or end of the term without re-election to the position of officer, voluntary resignation or dismissal, with or without cause, retirement resulting in the termination of the existing bond, permanent disability, or death. For greater clarity, it is established that any termination of the Participant's relationship with the Company or its Controlled companies followed by the election and appointment or hiring of such Participant for another position as an officer or employee of the Company or its Controlled companies does not constitute Termination for the purposes of this Plan.

"Cause" means, unless provided more broadly in the Program and/or the Grant Agreement, (a) the removal of the Participant from their position by the Company or shareholders due to proven violation by the Participant of their duties and responsibilities, including, but not limited to, (a.1) those provided in Articles 153 to 157 of the Corporation Law; (a.2) criminal conviction related to intentional crimes; (a.3) proven practice by the Participant of intentional, bad faith, dishonest, and/or fraudulent acts against the Company and/or a company under its Control; (a.4) non-compliance with the bylaws of the Company and/or a company under its Control and other applicable corporate provisions; (a.5) violation of anti-corruption or anti-money laundering legislation applicable to the Company and/or companies under its Control; (a.6) serious violation of the Company's code of conduct and integrity; or (b) the termination for cause of the services provision agreement entered into between the Company and the Participant, under the terms of the respective agreements.

"Participant(s)" means the statutory officers, employees or service providers of the Company or its Controlled companies, in favor of whom the Company grants Restricted Shares, under the terms of this Plan.

"Vesting Period" means the period during which the Participant must remain continuously bound as an officer, employee or service provider of the Company or a company under its Control, as the case may be, to acquire the right to effectively receive ownership of the Shares resulting from the Restricted Shares.

"Plan" means this Restricted Stock Grant Plan.

"Program" means each restricted stock grant program, by means of which the terms and complementary conditions to this Plan applicable to the granted Restricted Shares will be determined.

"RCVM 77" means the Comissão de Valores Mobiliários (CVM) Resolution No. 77, published on March 29, 2022, as amended.

2. Objective of the plan

2.1. Objective. This Plan aims to allow the granting of Restricted Shares to Participants selected by the Board of Directors, in order to primarily promote the long-term retention of Participants in the Company or its Controlled entities, in line with the Company's long-term strategy. The incentive in Shares also results in a natural alignment between the interests of the Participants and the interests of the Company's shareholders.

3. Participants

3.1. Participants. The Board of Directors will elect the Participants who may participate in this Plan, with actual participation in the Plan being subject to the Participant's voluntary adherence to the Plan and respective Program, through the execution of the Grant Agreement. For purposes of clarity, members of the Board of Directors will not be eligible to participate in this Plan, except those who also hold a position in the Board of Officers, and the Participant who has received Restricted Shares and is subsequently elected to the Board of Directors will retain the said Restricted Shares.

3.2. Employment or Position Continuity. This Plan, the Programs, and related Grant Agreements (i) do not create any rights other than those expressly provided in their own terms; (ii) do not confer stability or guarantee of employment or permanence in the position of officer; (iii) do not ensure the right to re-election or reappointment to functions in the Company or its Controlled entities; and (iv) do not interfere in any way with the right of the Company or its Controlled entities, at any time and subject to legal and contractual conditions, to terminate the respective employment and/or service provision agreement, end the mandate, or otherwise promote the Participant's dismissal.

4. Management of the plan

4.1. Management of the Plan. This Plan and its Programs will be managed by the Board of Directors. If there is a Director who is a Participant in this Plan, as per Clause 3.1 above, said board member will not participate in the management of the Plan and will abstain from any discussions about it.

4.2. Powers for the management of the Plan. Subject to the general conditions of this Plan and the guidelines and limits set by the Shareholders' Meeting, the Board of Directors will have broad powers to take all necessary and appropriate measures for the management of this Plan and its Programs, including:

(i) the creation, alteration, and/or cancellation of Programs, observing the general terms of the Plan, and the resolution of interpretation doubts of this Plan, the Programs, and the Grant Agreements;

(ii) the election of Participants and the determination of the number of Restricted Shares to be granted to each, establishing in the respective Grant Agreements all conditions for acquiring rights related to the granted Restricted Shares, as well as modifying such conditions when necessary, provided the limits established in this Plan are observed;
(iii) the authorization for the transfer of Shares held in treasury to satisfy the granting of Restricted Shares under the terms of this Plan, the respective Program, and RCVM 77;
(iv) the settlement of Restricted Shares by cash payment if settlement in Shares is not possible; and
(v) the ruling of omitted cases not covered in this Plan.

4.3. Limits of Powers. In exercising its powers, the Board of Directors will be subject only to the limits established by law, the regulations of the Comissão de Valores Mobiliários (CVM), and the Plan. The Board of Directors may establish different terms and conditions for each Grant Agreement, without the need to apply any rule of equality or analogy among Participants, even if they are in similar or identical situations.

4.4. Binding Force. The resolutions of the Board of Directors, as applicable, are binding on the Company and the Participants regarding all matters related to this Plan, the Programs, and the Grant Agreements.

4.5. Committee. The Board of Directors may delegate, in whole or in part, the duties provided in this Plan to a committee, existing or to be constituted for this purpose, provided that the members of said committee who are Participants in the Plan may not to vote on the committee's resolutions related to the Plan.

5. Granting of restricted shares

5.1. Granting. Whenever deemed appropriate, the Board of Directors will approve the Participants in favor of whom the Company will grant the Restricted Shares under the terms of this Plan.

5.2. Allocation of the Grant to Participants. The granting of Restricted Shares will represent, at most, 35% (thirty-five percent) of the total grant of Shares to be awarded in the given year, with the remaining of the grant consisting of at least 65% (sixty-five percent) performance shares under the Company's Performance Share Plan submitted for shareholder approval along with this Plan.

5.3. Grant Agreements. The granting of Restricted Shares will be made through the execution of Grant Agreements between the Company and the Participants, which must specify, notwithstanding other conditions determined by the Board of Directors, the amount of Restricted Shares subject to the grant and the terms and conditions for acquiring rights related to the Restricted Shares.

5.4. Rights. Until the date on which the ownership of the Restricted Shares is effectively transferred to the Participants, under the terms of this Plan, the Program, and the respective Grant Agreements, the Participants will not have any rights, privileges, or prerogatives of

the Company's shareholders concerning the Restricted Shares, especially the right to vote and the right to receive dividends and interest on equity related to the Shares, subject to the provisions of Clause 6.5 below.

6. Acquisition of rights related to the restricted shares

6.1. Vesting Period. The Board of Directors will determine the applicable Vesting Period for each grant, noting that the Vesting Period cycle must be at least 4 (four) years, in the proportion of 25% (twenty-five percent) each year.

6.2. 6.2. The grant to be made in 2025 for the Company's CEO will have a Vesting Period of 8 (eight) years, as follows:

(i) 5% (five percent) of the Restricted Shares will be vested on the 1st (first) anniversary of the Grant Date;
(ii) 10% (ten percent) of the Restricted Shares will be vested on the 2nd (second) anniversary of the Grant Date;
(iii) 15% (fifteen percent) of the Restricted Shares will be vested on the 3rd (third) anniversary of the Grant Date;
(iv) 20% (twenty percent) of the Restricted Shares will be vested on the 4th (fourth) anniversary of the Grant Date;
(v) 20% (twenty percent) of the Restricted Shares will be vested on the 5th (fifth) anniversary of the Grant Date;
(vi) 15% (fifteen percent) of the Restricted Shares will be vested on the 6th (sixth) anniversary of the Grant Date;
(vii) 10% (ten percent) of the Restricted Shares will be vested on the 7th (seventh) anniversary of the Grant Date; and
(viii) 5% (five percent) of the Restricted Shares will be vested on the 8th (eighth) anniversary of the Grant Date.

The Restricted Shares whose rights have been vested by the Participant will be referred to as "Vested Restricted Shares".

6.3. Acceleration of the Vesting Period. The Board of Directors may provide in the Program and/or the Grant Agreement that all granted and unvested Restricted Shares will have their Vesting Periods automatically accelerated and, therefore, will become Vested Restricted Shares if, in October 2030, the Participant is still bound as an officer, employee or service provider of the Company and/or its Controlled companies and, cumulatively, the goals described in Schedule I are met.

6.4. Transfer of Shares. The Company must transfer to the Participant the Shares resulting from the Vested Restricted Shares, after the due tax withholdings under Clause 6.4 below, within a period of up to 60 (sixty) days after the date on which the Restricted Shares became Vested Restricted Shares..

6.5. Withholding. The Company is authorized to withhold any taxes that may be levied on the Plan, including income tax withheld at source, which it is legally required to withhold, and may operationalize the withholding of such taxes on the total amount of Restricted Shares to by reducing the total amount of Restricted Shares to be delivered to the Participant, proportionally to the relative impact of the taxes.

6.6. Proceeds. Participants will be entitled to the value of dividends, interest on equity, and other proceeds distributed by the Company between the Grant Date and the settlement date of the Restricted Shares, with the total amount granted being increased to reflect such distributed proceeds, according to terms and conditions to be defined by the Board of Directors in the Program and/or the Grant Agreement.

7. Shares subject to this plan

7.1. Limit of Shares. Shares representing, at most, 1% (one percent) of the total number of shares representing the Company's total share capital, on a fully-diluted basis, on the date of each grant of Restricted Shares, may be delivered to Participants under this Plan jointly with the Company's Performance Shares Grant Plan, to be approved on the same date as this Plan, provided that such amount may be adjusted under Clause 12.4. If the right to the Restricted Shares is extinguished or canceled under this Plan, the Shares linked to said right to receive Restricted Shares will become available again for future grants of Performance Shares. For clarity purposes, if the Performance Shares Grant Plan is not approved, the limit provided in this clause will encompass only this Plan

7.2. Settlement. Upon the satisfaction of the conditions provided for the receipt of Shares resulting from the Restricted Shares under the terms of this Plan, the Company, subject to applicable law and regulation, will transfer Shares held in treasury, through a private transaction, at no cost to the Participants, under the terms of RCVM 77.

8. Termination scenarios and their effects

8.1. Termination. Except as otherwise provided in the Program and/or the Grant Agreement, if, at any time, the Participant terminates their relationship with the Company and/or its subsidiaries, as applicable:

(i) voluntarily, through resignation, request for dismissal or termination of the services provision agreement by the Participant: the Participant will be entitled to the Vested Restricted Shares that have not yet been settled, and the right to the remaining Restricted Shares that have not become Vested Restricted Shares will be automatically forfeited on the Termination date, by operation of law, regardless of prior notice or notification and without any right to compensation for the Participant. The Vested Restricted Shares will be delivered within the period provided in the Program and/or the Grant Agreement;

(ii) at the Company's will, through dismissal, non-renewal of the position or termination of the services provision agreement for Cause: the Participant will forfeit all rights related to the Restricted Shares, with the said right being automatically extinguished on the Termination date, by operation of law, regardless of prior notice or notification and without any right to compensation for the Participant;

(iii) (a) at the Company's discretion, through dismissal, discharge, non-renewal of the position or termination of the services provision agreement without Cause; or (b) by mutual agreement between the Company and the Participant, including retirement agreed upon by the parties, provided that the termination instrument expressly establishes the termination by mutual agreement; or: the Participant will be entitled to receive **(1)** the Vested Restricted Shares that have not yet been settled, and **(2)** a proportional amount of Restricted Shares based on the number of days worked during the ongoing Vesting Period, as defined in the Program and/or the Grant Agreement, with the right to the balance of Restricted Shares that have not become Vested Restricted Shares being automatically extinguished on the Termination date, by operation of law, regardless of prior notice or notification and without any right to compensation for the Participant. The Vested Restricted Shares will be delivered within the period provided in the Program and/or Grant Agreement; or

(iv) due to death or permanent disability: the Participant (or their heirs or legal guardians, as the case may be) will be entitled to receive the total amount of granted Restricted Shares, including the Restricted Shares that have not become Vested Restricted Shares, which will have its Vesting Period fully accelerated and will be transferred to the Participant (or their heirs or legal guardians, as the case may be) within 60 (sixty) days from the Termination date.

9. Corporate events

9.1. Change of Control or Tender Offer for Significant Stake. All granted Restricted Shares will have their Vesting Periods automatically accelerated and, therefore, will become Vested Restricted Shares if the following conditions are met: (1) (i) the completion of a tender offer to acquire shares due to a transaction or successive transactions that result in the sale of the Company's corporate control, as required by the Company's bylaws and the applicable laws and regulations; (ii) the completion of a tender offer to acquire the Company's corporate control, under the applicable regulations; and/or (iii) the completion of a tender offer to acquire the Company's Shares due to the achievement of a significant stake, as required by the Company's bylaws ("Tender Offer"), noting that this item (iii) will cease to apply if the bylaws cease to require the said tender offer or if it is waived by the shareholders under the Company's bylaws; and, cumulatively, (2) within up to 12 (twelve) months from the relevant Tender Offer, the Participant's position in the Company or its controlled companies is downgraded or the Participant's relationship with the Company is terminated at the Company's will, through dismissal, non-renewal of the position, or discharge, in any case without Cause. In this case, the Company must transfer the Shares resulting from such Vested Restricted Shares to the Participant or settle them in cash under the terms of the Plan, within the period provided in the Program and/or the Grant Agreement.

9.2. Delisting and Exit from Novo Mercado. If a tender offer to acquire shares for the cancellation of the public company registration or for the Company's exit from the Novo Mercado segment of B3 is completed, under the Company's bylaws, all granted Restricted Shares will have their Vesting Periods accelerated and, therefore, will become Vested Restricted Shares, and the Company will liquidate in cash all Vested Restricted Shares within the period provided in the Program and/or the Grant Agreement.

10. Malus e clawback

10.1. 1Malus and Clawback Events. As a condition to receiving Restricted Shares under this Plan, Participants must adhere to the existing malus and clawback rules provided in the Company's compensation policy, as updated from time to time, and/or in a specific policy that may be approved by the Board of Directors, which provides for the obligation to return to the Company any Shares and/or amounts received under this Plan in the cases provided in the said policy.

11. Term of this plan

11.1. Term. This Plan will come into effect on the date of its approval by the Shareholders' Meeting and will remain in force until the full fulfillment of all obligations herein.

11.2. Termination of Rights. Without prejudice to the other terms and conditions established in the Program and the Grant Agreement, the right to receive Restricted Shares under this Plan will automatically terminate without any right to compensation, ceasing all its effects by operation of law, in the following cases:

(a) upon the termination of the Grant Agreement;
(b) if the Company is declared bankrupt; or
(c) in the cases of Termination, according to Clause 8 above.

12. General provisions

12.1. Adherence to the Plan. Each Participant must expressly adhere to the terms of the Plan and the respective Program by executing the Grant Agreement.

12.2. Assignment and Transfer of Restricted Shares. The right to the Restricted Shares granted under this Plan and the Grant Agreement is personal and non-transferable, and the Participant may not, under any circumstances, assign, transfer, or otherwise dispose of the said right, except as provided in this Plan and/or the Grant Agreement.

12.3. Corporate Reorganization. The granting of Restricted Shares under this Plan and the respective Grant Agreements will not prevent the Company from engaging in acquisition of companies, business combinations, and/or corporate reorganizations, such as transformation, merger, and spin-off. The Board of Directors and the companies involved in such transactions may determine, at their discretion and without prejudice to other measures they decide on equity: (a) the replacement of the Restricted Shares by shares, quotas, or other securities issued by the successor company of the Company; (b) the acceleration of the Vesting Periods, to ensure the inclusion of the Restricted Shares in the relevant transaction; and/or (c) the liquidation of the Restricted Shares in cash to the Participant, partially or fully..

12.4. Adjustments. In cases of changes in the number, type, and class of the Company's Shares, due to grouping, splitting, share bonuses, the Board of Directors will approve the necessary adjustments to the Grant Agreements, to avoid distortions and losses to the Company or the Participants.

12.5. Legal Changes. Any significant legal or regulatory change regarding the regulation of corporations, publicly-held companies, and/or the tax effects of a share grant plan, may lead to a comprehensive review of this Plan.

*****

SCHEDULE I

Goals for Acceleration of the Vesting Period

The Restricted Shares granted and not vested will have their Vesting Periods automatically accelerated and, therefore, will become Vested Restricted Shares if, in October 2030 or within 30 (thirty) days after ARSESP's statement on the U Factor, the Board of Directors determines the performance achievement of the U Factor according to the table below:

UNIVERSALIZATION FACTOR	U FACTOR PERFORMANCE
0.0% < fU <= 1.0%	100%

Exhibit 6

Share-based payment plans

(As per Annex B to CVM Resolution No. 81/2022

Performance Shares Grant Plan

1. Provide a copy of the proposed plan

Appendix I of this Annex 6 contains a full copy of the Performance Shares Grant Plan (the "Plan").

2. Inform the main characteristics of the proposed plan, describing:

a. Potential beneficiaries

Statutory officers, employees and service providers of the Company or its subsidiaries may be selected by the Board of Directors to participate in this Plan.

b. Maximum number of options to be granted

Not applicable, considering that no stock options will be granted under the Plan.

c. Maximum number of shares to be granted within the plan

The maximum number of shares that may be delivered under this Plan, jointly with the Restricted Shares Grant Plan submitted for shareholder approval along with this Plan, on a fully diluted basis, is up to 1% of the total number of shares issued by the Company on the date of each grant, subject to any adjustments due to bonuses, splits, or reverse splits of shares, as provided in the plans.

d. Acquisition conditions

The acquisition of the right to the performance shares will occur upon the fulfillment of a 5-year vesting during which the performance shares will become partially vested, as indicated below, and the annual measurement of the achievement of the Universalization Factor (U Factor) and a certain minimum total shareholder return (TSR).

The U Factor is the main indicator for achieving the universalization of sanitation goals assumed by the Company and, therefore, one of the Company's main medium and long-term goals. To achieve this goal, investments in regulatory assets are necessary, which will be recognized in the tariff charged by the Company and, therefore, will convert into future and sustained operational cash generation.

TSR is commonly used in the market to calculate the financial return to the shareholder based on the appreciation of the share price and the receipt of dividends distributed by the Company over a certain period.

The Company will grant the Officers a total target amount of performance shares, divided into 5 distinct lots, as follows: **(a)** lot 1: 15.38% of the total target amount; **(b)** lot 2: 15.38% of the total target amount; **(c)** lot 3: 15.38% of the total target amount; **(d)** lot 4: 23.08% of the total target amount; and **(e)** lot 5: 30.78% of the total target amount.

The effective amount of performance shares to be determined may vary between 0% and, at most, 150% of the target amount of each lot.

Annually, a percentage of the target amount of performance shares of each lot may become vested, provided that the performance goals are met and the officer fulfills the condition of remaining with the Company until the date of determination of the U Factor for each lot, as follows: **(a)** lot 1: determination of the U Factor in 2026; **(b)** lot 2: determination of the U Factor in 2027; **(c)** lot 3: determination of the U Factor in 2028; **(d)** lot 4: determination of the U Factor in 2029; and **(e)** lot 5: determination of the U Factor in 2030.

Exclusively for the Company's CEO, the effective transfer of shares of each lot, according to the final determined amount, will occur only at the end of the entire 5-year vesting period, while for the other Officers, the shares of each lot will be transferred annually after the due determination..

e. Applicable criteria for the exercise price

Not applicable, considering that the shares will be transferred to participants upon fulfillment of the established conditions, without financial disbursement by the participants.

f. Applicable criteria for the exercise term

Not applicable, as there is no exercise period. Once the conditions for acquiring the right to restricted shares indicated in item (d) above are met, the Company will transfer the shares to the participants without the need for any exercise by the participants.

g. Settlement of the options

Not applicable, as the Plan does not provide for the granting of options.

Notwithstanding, if the conditions for the effective acquisition of shares by the participants are met, the Company will transfer shares held in treasury through a private transaction, in accordance with applicable legislation.

h. Criteria and events that, if verified, will cause the suspension, amendment, or extinction of the plan

The Plan will come into effect on the date of its approval by the shareholders at the Shareholders' Meeting and will remain in force until the fulfillment of all obligations provided for in the grant agreements to be entered into by the Company and the participants under the Plan. The rights granted under the Plan will be automatically extinguished if the Company is declared bankrupt.

If the Company becomes involved in transactions of acquisition of companies, business combinations, and/or corporate reorganizations, such as transformation, merger or spin-off the Board of Directors and the involved entities may determine, at their discretion and notwithstanding other measures they decide on equal terms: (a) the replacement of performance shares, as the case may be, by shares, quotas, or other securities issued by the successor company; (b) the acceleration of the applicable vesting period, to ensure the inclusion of the granted shares in the transaction in question; and/or (c) the cash settlement of the shares granted to the participant, in whole or in part.

All performance shares granted under both plans will have their vesting period automatically accelerated if the following conditions are met: (1) (i) the completion of a tender offer to acquire shares due to a transaction or successive transactions that result in the sale of the Company's corporate control, as required by the Company's bylaws and the legislation and regulations in force; (ii) the completion of a tender offer to acquire the Company's corporate control, under the regulations in force; and/or (iii) the completion of a tender offer to acquire the Company's Shares by reaching a relevant participation, as required by the Company's bylaws ("Tender Offer"), noting that this item (iii) will no longer be applicable if the bylaws cease to require the completion of the said public offer or if it is waived by the shareholders under the Company's bylaws; and, cumulatively, (2) within up to 12 (twelve) months from the Tender Offer in question, the Participant's position in the Company or companies under its control is downgraded or the Participant's relation with the Company is terminated by the Company, through dismissal, non-renewal of the position, or dismissal, in any case without Just Cause. In the event of the completion of the hypothesis described above, the service condition, which requires that the participant remains continuously bound as a manager of the Company or a company under its control during the vesting period, will no longer be considered, but the Board of Directors must continue to assess the Performance Condition, and the Participant shall be entitled to future lots of Performance Shares if the Performance Condition is met, under the terms and conditions of the Grant Agreement.

If a tender offer to acquire shares for the cancellation of the registration as a publicly held company or for the Company's exit from the Novo Mercado segment of B3 is completed, under the Company's bylaws, all performance shares will have their vesting period anticipated. In this case, the Board of Directors must cease to consider the condition regarding the Participant's continuous

bond with the Company during the vesting period but must continue to assess the achievement of performance goals, and the Participant will be entitled to future lots of performance shares if the performance goals are met, under the terms and conditions of the Grant Agreement, provided that the settlement of the performance shares may be done in cash, under the terms to be defined in the Program and/or Grant Agreement..

3. Justify the plan, explaining:

a. The main objectives of the plan

The Plan aims to promote (a) the alignment between the interests of the participants and the interests of the Company's shareholders; (b) the retention of participants as officers or employees of the Company or companies under its control; and (c) the achievement of the Company's objectives, especially the unprecedented challenge of Universalization, through the maintenance and attraction of qualified professionals in the management of the Company and its strategic areas.

b. How the plan contributes to these objectives

Through the granting of shares conditioned to the participants being continuously bound as a part of the management of the Company, combined with the achievement of the Company's performance goals, the Plan allows the retention of key executives of the Company with a long-term alignment for achieving the Company's strategy, especially the basic sanitation universalization goals assumed by the Company.

c. How the plan is inserted in the company's compensation policy

The Plan was introduced as part of the Company's new compensation structure, which focuses on retaining key executives and aligning the interests of participants and of the Company's shareholders, aiming to achieve the universalization goals assumed by the Company in the privatization process and generating shareholder value.

d. How the plan aligns the interests of the beneficiaries and of the company in the short, medium, and long-term

The Plan aligns the interests of the Participants in the short, medium, and long term, as the incentives to be granted under the Plan will be based on the Company's shares, ensuring an alignment of interests for achieving the Company's short, medium, and long-term goals, with the consequent generation of value and reflection in the share price.

4. Estimate the company's expenses arising from the plan, according to the accounting rules that address this matter

The Company estimates that the expenses arising from the Plan for the first grant to be made in 2025, calculated under CPC 10, will represent expenses in the approximate amount of BRL 108,950,170.00.

Appendix I

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Public Company
CNPJ/MF n° 43.776.517-0001-80
NIRE 35.3000.1683-1

PERFORMANCE SHARES GRANT PLAN

Approved by the Extraordinary and Ordinary Shareholders' Meeting held on April 29, 2025

This Performance Shares Grant Plan is governed by the provisions below and by the applicable legislation and regulations.

1. Definitions

1.1. Definitions. The expressions below, when used here with initial capital letters, will have the meanings attributed to them as follows, unless expressly provided otherwise in the Program and/or Grant Agreement:

"Shares" means the common, nominative, book-entry shares with no par value issued by the Company (B3: "SBSP3"), to be delivered to Participants as settlement of the Performance Shares, as provided in this Plan, Program, and/or the respective Grant Agreement.

"Performance Shares" means the unit representing the right to receive Shares, which is conditioned on the verification of the Service Condition and the Performance Condition, as provided in this Plan, Program, and/or the respective Grant Agreement. Each Performance Share will confer the right to 1 (one) Share.

"Shareholders' Meeting" means the general shareholders' meeting of the Company.

"B3" means B3 S.A. — Brasil, Bolsa, Balcão.

"Company" means Companhia de Saneamento Básico do Estado de São Paulo — SABESP, a publicly traded company, headquartered in the city and state of São Paulo, at Rua Costa Carvalho, No. 300, CEP 05429-000, registered with the CNPJ/MF under No. 43.776.517/0001-80.

"Board of Directors" means the board of directors of the Company.

"Grant Agreement" means the private instrument of granting Performance Shares, entered into between the Company and the Participant, through which the Company grants Performance Shares to the Participant.

"Control" has the meaning attributed in Article 116 of Law 6.404/76 ("Brazilian Corporation Law"). Terms derived from Control, such as "Controlled," "Controlling," and "under common Control" will have analogous meanings to Control. The term Controlled will also include companies considered as co-controlled by the Company.

"Grant Date" means, unless otherwise expressly defined to the contrary in the Grant Agreements, the execution date of the respective Grant Agreements.

"Termination" means the definitive end of the legal relationship between the Participant and the Company or its Controlled companies, for any reason, including, without limitation, resignation, dismissal, replacement, or end of the term without re-election to the position of officer, voluntary resignation, or dismissal, with or without cause, retirement resulting in the termination of the existing bond, permanent disability, or death. For greater clarity, it is established that any termination of the Participant's relationship with the Company or its Controlled companies followed by the election and appointment or hiring of such Participant for another position as a manager or employee of the Company or its Controlled companies does not constitute Termination for the purposes of this Plan.

"Cause" means, except as provided more broadly in the Program and/or the Grant Agreement, (a) the removal of the Participant from their position by the Company or shareholders due to the proven violation by the Participant of their duties and responsibilities, including but not limited to, (a.1) those provided in articles 153 to 157 of the Brazilian Corporation Law; (a.2) criminal conviction related to intentional crimes; (a.3) the proven practice by the Participant of intentional, bad faith, dishonest, and/or fraudulent acts against the Company and/or a company under its Control; (a.4) non-compliance with the Company's bylaws and/or the bylaws of a company under its Control and other applicable corporate provisions; (a.5) violation of anti-corruption or anti-money laundering legislation applicable to the Company and/or companies under its Control; (a.6) serious violation of the Company's code of conduct and integrity; or (b) the termination for cause of the services provision agreement entered into between the Company and the Participant, under the terms of the respective agreements.

"Participant(s)" means the statutory officers, employees or service providers of the Company or its Subsidiaries, in favor of whom the Company grants Performance Shares, under the terms of this Plan.

"Vesting Period" means the period during which the Participant must remain continuously bound as an officer, employee or service provider of the Company or a company under its Control, as the case may be, as one of the conditions to acquire the right to effectively receive ownership of the Shares resulting from the Performance Shares.

"Plan" means this Performance Shares Grant Plan.

"Program" means each program for granting Performance Shares, by means of which the terms and additional conditions applicable to the granted Performance Shares will be determined, complementing this Plan.

"RCVM 77" means the Comissão de Valores Mobiliários (CVM) Resolution No. 77, published on March 29, 2022, as amended.

2. Objective of the plan

2.1. Objective. This Plan aims to allow the granting of Performance Shares to Participants selected by the Board of Directors, in order to promote: (a) the alignment between the interests of the Participants and the interests of the Company's shareholders; and (b) the achievement of the Company's long-term performance goals, in line with the Company's strategy.

3. Participants

3.1. Participants. The Board of Directors will elect the Participants who may participate in this Plan, with actual participation in the Plan being subject to the Participant's voluntary adherence to the Plan and the respective Program, through the execution of the Grant Agreement. For purposes of clarity, members of the Board of Directors will not be eligible to participate in this Plan, except those who also hold a position in the Board of Officers, provided that the Participant who has received Performance Shares and is subsequently elected to the Board of Directors will retain the said Performance Shares.

3.2. Employment or Position Continuity. This Plan, the Programs, and related Grant Agreements (i) do not create any rights other than those expressly provided in their own terms; (ii) do not confer stability or guarantee of employment or permanence in the position of officer; (iii) do not ensure the right to re-election or reappointment to positions in the Company or its Subsidiaries; and (iv) do not interfere in any way with the right of the Company or its Subsidiaries, at any time and subject to legal and contractual conditions, to terminate the respective employment and/or services provision agreement, end the mandate, or otherwise promote the Participant's dismissal.

4. Management of the plan

4.1. Management of the Plan. This Plan and its Programs will be managed by the Board of Directors. If there is a Director who is a Participant in this Plan, as per Clause 3.1 above, said board member will not participate in the management of the Plan and will be absent from any discussions about it.

4.2. Powers for the management of the Plan. Subject to the general conditions of this Plan and the guidelines and limits set by the Shareholders' Meeting, the Board of Directors will have broad powers to take all necessary and appropriate measures for the management of this Plan and its Programs, including:

(i) the creation, alteration, and/or cancellation of Programs, observing the general terms of the Plan, and the resolution of interpretation doubts of this Plan, the Programs, and the Grant Agreements;

(ii) the election of Participants and the determination of the number of Performance Shares to be granted to each, establishing in the respective Grant Agreements all conditions for

acquiring rights related to the granted Performance Shares, as well as modifying such conditions when necessary, provided that the limits established in this Plan are observed;

(iii) the authorization for the transfer of Shares held in treasury to satisfy the grant of Performance Shares under the terms of this Plan, the respective Program, and RCVM 77.

(iv) the settlement of Performance Shares by cash payment, if settlement in Shares is not possible;

(v) the definition of the goals to be achieved for the acquisition of the right to Performance Shares, in line with the guidelines of this Plan; and

(vi) the ruling of omitted cases not covered in this Plan.

4.3. Limits of Powers. In exercising its powers, the Board of Directors will be subject only to the limits established by law, the regulations of the Comissão de Valores Mobiliários (CVM), and the Plan. The Board of Directors may establish different terms and conditions for each Grant Agreement, without the need to apply any rule of equality or analogy among Participants, even if they are in similar or identical situations.

4.4. Binding Force. The resolutions of the Board of Directors, as applicable, are binding on the Company and the Participants regarding all matters related to this Plan, the Programs, and the Grant Agreements.

4.5. Committee. The Board of Directors may delegate, in whole or in part, the duties provided for in this Plan to a committee, existing or to be constituted for this purpose, provided that the members of said committee who are Participants in the Plan may not vote on the committee's resolutions related to the Plan.

5. Granting of performance shares

5.1. Granting. Whenever deemed appropriate, the Board of Directors will approve the Participants in favor of whom the Company will grant Performance Shares under the terms of this Plan.

5.2. Allocation of Grant to Participants. The granting of Performance Shares will represent at least 65% (sixty-five percent) of the total grant of Shares to be awarded in the given year, with the remaining of the grant possibly consisting of restricted shares under the Company's Restricted Shares Plan submitted for shareholder approval along with this Plan.

5.3. Grant Agreements. The granting of Performance Shares will be carried out through the execution of Grant Agreements between the Company and the Participants, which must specify, notwithstanding other conditions determined by the Board of Directors, the amount of Performance Shares subject to the grant and the terms and conditions for acquiring rights related to the Performance Shares.

5.4. Rights. Until the date on which the ownership of the Performance Shares is effectively transferred to the Participants, under the terms of this Plan, the Program, and the respective Grant Agreements, the Participants will have no rights, privileges, or prerogatives of the

Company's shareholders concerning the Performance Shares, especially the right to vote and the right to receive dividends and interest on equity related to the Shares, subject to the provisions of Clause 6.7 below.

6. Acquisition of rights related to performance shares

6.1. Total Target Amount. In each Grant Agreement, the Company will grant the Participants the right to a target amount of Performance Shares ("Total Target Amount"), with the amount of Shares resulting from the Performance Shares to be effectively delivered to the Participants depending on the fulfillment of the conditions provided in the items below and other terms and conditions established in the Grant Agreement, and provided that such amount may vary between 0% and, at most, 150% of the Total Target Amount.

6.2. Vesting Period and Annual Target Amount. The Board of Directors will determine the Vesting Period applicable to each grant, subject to a minimum Vesting Period of 3 (three) years, with the possibility of annual assessment of the amounts related to the lots that make up the Total Target Amount. The grant to be made in 2025 will have a Vesting Period of 5 (five) years, with the Total Target Amount divided into five annual lots ("Annual Target Amount"), as follows, which amounts shall be annually assessed, and shall only be applicable to the Participant bound to the Company on each assessment date of the U Factor performance indicator, under the terms of Schedule I, as follows:

(i) **15,38%** of the Total Target Amount will be assessed in October 2026;
(ii) **15,38%** of the Total Target Amount will be assessed in October 2027;
(iii) **15,38%** of the Total Target Amount will be assessed in October 2028;
(iv) **23,08%** of the Total Target Amount will be assessed in October 2029; e
(v) **30,78%** of the Total Target Amount will be assessed in October 2030.

6.3. Conditions. The Participant's right to effectively receive the ownership of the shares resulting from the Performance Shares will only be fully acquired if the following conditions are cumulatively met:

(i) Service Condition. The Participant must fulfill the Vesting Period established in the Program and/or Grant Agreement; and
(ii) Performance Condition. Achievement of the goals indicated in **Schedule I**, either partially, fully, or exceeded, so that the number of Performance Shares to which the Participant will be entitled will depend on the level of achievement of the aforementioned goals, as provided in **Schedule I.**

6.4. Verification of Conditions. The Board of Directors must verify the level of achievement of the Performance Condition from the previous year and determine the percentage of the Annual Target Amount to which the Participant is entitled, as per **Schedule I**, which will be referred to as "Vested Performance Shares."

6.5. Transfer of Shares. The Company must transfer to the Participant the Shares resulting from

the Vested Performance Shares after the due tax withholdings as per Clause 6.6 below and as adjusted under Clause 6.7 below, within a period of up to 60 (sixty) days after the date on which the Performance Shares became Vested Performance Shares. For the grant to be made in 2025, exclusively in relation to the Company's CEO, the Company must transfer to the Company's CEO the Shares resulting from the Vested Performance Shares, assessed annually, only at the end of the total Vesting Period of 5 (five) years, subject to the Termination rules provided in this Plan.

6.6. Withholding. The Company is authorized to withhold any taxes that may be levied on the Plan, including income tax withheld at source, which it is legally required to withhold, and may operationalize the withholding of such taxes levied on the total amount of Performance Shares by reducing the total amount of Performance Shares to be delivered to the Participant, proportionally to the relative impact of the taxes.

6.7. Proceeds. Participants will be entitled to the value of dividends, interest on equity, and other proceeds distributed by the Company between the Grant Date and the settlement date of the Performance Shares, with the Total Target Amount being increased to reflect such distributed proceeds, according to the terms and conditions to be defined by the Board of Directors in the Program and/or the Grant Agreement.

7. Shares subject to this plan

7.1. Limit of Shares. Shares representing, at most, 1% (one percent) of the total number of shares representing the Company's total share capital, on a fully-diluted basis, on the date of each grant of Performance Shares, may be delivered to Participants under this Plan jointly with the Company's Restricted Shares Grant Plan, to be approved on the same date as this Plan, provided that such amount may be adjusted under Clause 12.4. If the right to the Performance Shares is extinguished or canceled under this Plan, the Shares linked to said right to receive Performance Shares will become available again for future grants of Performance Shares. For clarity purposes, if the Restricted Shares Grant Plan is not approved, the limit provided in this clause will encompass only this Plan.

7.2. Settlement. Upon satisfaction of the conditions provided for receiving the Shares resulting from the Performance Shares under this Plan, the Company, subject to applicable law and regulation, will transfer Shares held in treasury, through a private transaction, at no cost to the Participants, under the terms of RCVM 77.

8. Termination scenarios and their effects

8.1. Termination. Unless otherwise provided in the Program and/or the Grant Agreement, if, at any time, the Participant's relationship with the Company and/or its subsidiaries is terminated, as applicable:

(i) voluntarily, through resignation, request for dismissal or termination of the services provision agreement by the Participant: the Participant will be entitled to the Vested Performance Shares that have not yet been settled, forfeiting the right to the remaining Performance Shares that have not become Vested Performance Shares on the Termination date, by operation of law, regardless of prior notice or notification and without any right to compensation for the Participant. The amount of Vested Performance Shares will be delivered within the period provided in the Program and/or the Grant Agreement;

(ii) at the Company's will, through removal, dismissal, non-renewal of the position or termination of the services provision agreement for Cause: the Participant will forfeit all rights related to the Performance Shares on the Termination date, by operation of law, regardless of prior notice or notification and without any right to compensation to the Participant; or

(iii) (a) at the Company's discretion, through dismissal, discharge, non-renewal of the position or termination of the services provision agreement without Cause; (b) by mutual agreement between the Company and the Participant, including retirement agreed upon by the parties, provided that the termination instrument expressly establishes the termination by mutual agreement; or (c) due to death or permanent disability: the Participant (or their heirs or legal guardians, as the case may be): the Participant shall be entitled (i) to the Vested Performance Shares that have not yet been settled; and (ii) to retain a percentage of the Total Target Amount not yet settled, proportional to the number of days worked during the Vesting Period, as defined in the Program and/or Grant Agreement, with the residual right to the balance of Performance Shares being automatically extinguished on the Termination Date, by operation of law, regardless of prior notice or notification and without any right to compensation for the Participant. In this case, the Board of Directors must continue to assess the Performance Condition, and the Participant (or their heirs or legal guardians, as the case may be) shall only be entitled to the said Performance Shares if the Performance Condition is met. The Company shall settle the Vested Performance Shares within the period provided in the Program and/or Grant Agreement.

9. Corporate events

9.1. Change of Control or Tender Offer for Significant Stake. All granted Performance Shares will have their Vesting Period automatically accelerated if the following conditions are met: (1) (i) the completion of a tender offer to acquire shares due to a transaction or successive transactions resulting in the sale of the Company's corporate control, as required by the Company's bylaws and applicable laws and regulations; (ii) the completion of a tender offer to acquire the Company's corporate control, under the applicable regulations; and/or (iii) the completion of a tender offer to acquire the Company's Shares due to the achievement of a significant stake, as required by the Company's bylaws ("Tender Offer"), noting that this item

(iii) will cease to apply if the bylaws no longer require the said tender offer or if it is waived by the shareholders under the Company's bylaws; and, cumulatively, (2) within up to 12 (twelve) months from the said Tender Offer, the Participant's position in the Company or its controlled entities is downgraded, or the Participant's relationship with the Company is terminated at the Company's discretion, through dismissal, non-renewal of the position, or discharge, in any case without Cause. In this case, the Board of Directors must disregard the Service Condition for the Participant, but the Board of Directors must continue to assess the Performance Condition, and the Participant shall be entitled to future lots of Performance Shares if the Performance Condition is met, under the terms and conditions of the Grant Agreement.

9.2. Delisting and Exit from Novo Mercado. If a tender offer to acquire shares for the cancellation of the public company registration or for the Company's exit from the Novo Mercado segment of B3 is completed, under the Company's bylaws, all Performance Shares will have their Vesting Period accelerated. In this case, the Board of Directors must disregard the Service Condition for the Participant, but the Board of Directors must continue to assess the Performance Condition, and the Participant shall be entitled to future lots of Performance Shares if the Performance Condition is met, under the terms and conditions of the Grant Agreement, with the settlement of Vested Performance Shares possibly being in cash, under terms to be defined in the Program and/or Grant Agreement.

10. Malus e clawback

10.1. Malus and Clawback Events. As a condition for receiving Performance Shares under this Plan, Participants must adhere to the existing malus and clawback rules provided in the Company's compensation policy, as updated from time to time, and/or in a specific policy to be approved by the Board of Directors, which provides for the obligation to return to the Company any Shares and/or amounts received under this Plan in the cases provided in the said policy.

11. Term of this plan

11.1. Term. This Plan will come into effect on the date of its approval by the Shareholders' Meeting and will remain in effect until all obligations herein are fully met.

11.2. Termination of Rights. Without prejudice to the other terms and conditions established in the Program and the Grant Agreement, the right to receive Performance Shares under this Plan will automatically extinguish and without any right to compensation, ceasing all its effects by operation of law, in the following cases:

(c) through the termination of the Grant Agreement;
(d) if the Company is declared bankrupt; or
(e) in the cases of Termination, according to Clause 8 above.

12. General provisions

12.1. Adherence to the Plan. Each Participant must expressly adhere to the terms of the Plan and the respective Program by executing the Grant Agreement.

12.2. Assignment and Transfer of Performance Shares. The right to the Performance Shares granted under this Plan and the Grant Agreement is personal and non-transferable, and the Participant may not, under any circumstances, assign, transfer, or otherwise dispose of said right, except as provided in this Plan and/or Grant Agreement.

12.3. Corporate Reorganization. The granting of Performance Shares under this Plan and respective Grant Agreements will not prevent the Company from engaging in the acquisition of companies, business combinations, and/or corporate reorganizations, such as transformation, merger and spin-off. The Board of Directors and the companies involved in such transactions may determine, at their discretion and without prejudice to other measures they decide on for fairness: (a) the replacement of the Performance Shares with shares, quotas, or other securities issued by the successor company of the Company; (b) the acceleration of the Vesting Period, to ensure the inclusion of the Performance Shares in the transaction in question; and/or (c) the liquidation of the Performance Shares in cash to the Participant, partially or fully.

12.4. Adjustments. In cases of changes in the number, type, and class of the Company's Shares, due to grouping, splitting, share bonuses, the Board of Directors will approve the necessary adjustments to the Grant Agreements, to avoid distortions and losses to the Company or the Participants.

12.5. Legal Changes. Any significant legal or regulatory change regarding the regulation of corporations, publicly-held companies, and/or the tax effects of a share grant plan, may lead to a comprehensive review of this Plan.

* * * * *

Annex I

Performance Condition

The number of Vested Performance Shares will be determined based on the Annual Target Amount, the Universalization Factor, and the Annual TSR, as provided below:

1. Performance Condition 1 - Universalization Factor ("U Factor"):

Annually starting on 2026, within the month of October or up to 30 (thirty) days after ARSESP's statement on the Company's annual performance indicators for the previous year, whichever occurs last, the achievement of the Universalization Factor applied by ARSESP ("U Factor") for the previous year will be determined. The Board of Directors must determine the percentage of achievement of the Performance of the U Factor according to the table below:

U FACTOR	ANNUAL U FACTOR PERFORMANCE
0.0% < fU <= 1.0%	100%
1.0% < fU <= 3.0%	Linear interpolation between 0% and 100%
fU > 3.0%	0%

As the final date for the universalization goal (12/31/2029) approaches, the Board of Directors may reassess the use of the U Factor as a performance indicator, so that it may use the indicator in item 2 below (TSR), combined or not with other indicators aligned with the Company's long-term strategy, and in this case, the Board of Directors will be guided by the following principles when defining the applicable performance indicators:

- a market benchmark will be taken into account;
- the indicators must be aligned with the Company's long-term strategy;
- the indicators will be clear and challenging in relation to the Company's historical performance; and
- there will be no adjustment or reduction of the goals during the Vesting Period, except in the case of extraordinary events that justify, in the view of the Board of Directors, the need to adjust the goals so that the objectives sought by the Plan are achieved.

2. Performance Condition 2 — Annual TSR:

In addition to the Performance of the U Factor, the Board of Directors shall assess a second performance condition represented by the Annual Total Shareholder Return ("TSR") of the Company's stock in each fiscal year ended, which can leverage the Annual Target Amount, so that, depending on the achievement of the metrics related to the Annual TSR, the Annual Target Amount may be increased from 100% up to a maximum of 150%. The Board of Directors will determine, for each grant, the target goals for the Annual TSR.

For the grant to be made in 2025, the Annual Target Amount may vary from 100% up to a maximum of 150%, according to the table described below, which will be determined considering the annual TSR of each fiscal year ended, which provides that (i) Annual TSR equal to or below IPCA + 9.0% will not result in any increase; (ii) TSR between IPCA + 9% and IPCA + 13% per year will result in an increase between 100% and, at most, 150%, applying a linear interpolation; and (iii) Annual TSR equal to or above IPCA + 13% per year will result in, at most, 150%.

ANNUAL TSR	ANNUAL TSR LEVERAGE
Annual TSR <= IPCA + 9.0%	100%
IPCA + 9.0% < Annual TSR <= IPCA + 13.0%	Linear interpolation between 100% and, at most, 150%
Annual TSR > IPCA + 13.0%	At most 150%

3. Amount of Vested Performance Shares

The annual amount of Vested Performance Shares will be defined according to the formula below:

Vested Performance Shares =
Annual Target Amount x Annual U Factor Performance x Annual TSR Leverage

If the U Factor ceases to be one of the performance indicators, as indicated in item 1 above, the Board of Directors will determine the formula for calculating the amount of Vested Performance Shares, considering the performance indicators defined for the grant in question.

Exhibit 7

Amendment to the Bylaws

Prepared in accordance with art. 12, item II, of CVM Resolution 81/22

Comparative table between the current version and the proposed amendment to the Company's bylaws:

CURRENT WORDING	PROPOSED WORDING	COMPARED WORDING	RATIONALE FOR THE AMENDMENT
ARTICLE 2 — The Company's corporate purpose is to provide basic sanitation services to achieve the universalization of water supply and sewage services in its area of operation in the São Paulo State, including the following activities in Brazil and abroad: I. water supply and sewage services; II. urban rainwater drainage and management; III. urban cleaning and solid waste management; IV. planning, operation, and maintenance of production systems; V. storage, conservation, and commercialization of energy for itself or third parties; and VI. commercialization of services, products, benefits, and rights that directly or indirectly arise from its assets, enterprises, and activities, as well as other activities related to any of the previously mentioned activities. **Sole paragraph** — The Company may establish wholly-owned subsidiaries, participate, as a partner or shareholder, of any other company or enterprise, participate in investment funds, and associate in any form with other public or private legal entities, including through the formation of consortium or subscribing to a minority or majority share of the capital stock.	**ARTICLE 2** — The Company's corporate purpose is to provide basic sanitation services to achieve the universalization of water supply and sewage services in its area of operation in the São Paulo State, including the following activities in Brazil and abroad: I. water supply and sewage services; II. urban rainwater drainage and management; III. urban cleaning and solid waste management; IV. planning, operation, and maintenance of production systems; V. storage, conservation, and commercialization of energy for itself or third parties; VI. commercialization of services, products, benefits, and rights that directly or indirectly arise from its assets, enterprises, and activities, as well as other activities related to any of the previously mentioned activities; and VII. generation of electric energy for self-consumption, with the possibility of commercializing the surplus, aiming at efficiency in the operation of basic sanitation services and optimization of the use of its assets. **Sole paragraph** — The Company may establish wholly-owned subsidiaries, participate, as a partner or shareholder, of any other company or enterprise, participate in investment funds, and associate in any form with other public or private legal entities, including through the formation of consortium or subscribing to a minority or majority share of the capital stock.	**ARTICLE 2** — The Company's corporate purpose is to provide basic sanitation services to achieve the universalization of water supply and sewage services in its area of operation in the São Paulo State, including the following activities in Brazil and abroad: I. water supply and sewage services; II. urban rainwater drainage and management; III. urban cleaning and solid waste management; IV. planning, operation, and maintenance of production systems; V. storage, conservation, and commercialization of energy for itself or third parties; VI. commercialization of services, products, benefits, and rights that directly or indirectly arise from its assets, enterprises, and activities, as well as other activities related to any of the previously mentioned activities; and VII. generation of electric energy for self-consumption, with the possibility of commercializing the surplus, aiming at efficiency in the operation of basic sanitation services and optimization of the use of its assets. **Sole paragraph** — The Company may establish wholly-owned subsidiaries, participate, as a partner or shareholder, of any other company or enterprise, participate in investment funds, and associate in any form with other public or private legal entities, including through the formation of consortium or subscribing to a minority or majority share of the capital stock.	The Company's Management proposes this amendment to meet the requirements established by the National Electric Energy Agency (ANEEL) so that Sabesp is able to generate electric energy for self-consumption (becoming a self-producer), in order to provide energy support to the main and related activities that constitute the Company's corporate purpose, and consequently, maintaining the focus on increasing efficiency in the operation of basic sanitation services and optimizing the use of the Company's assets. In other words, Management sees in self-production of energy the possibility of reducing energy costs consumed in the operation of the Company's core activities. Therefore, it is not a change in the Company's business segment, but merely a means to enhance the Company's operational efficiency. For the reasons stated above, no significant legal effects are foreseen, except that, eventually, the Company may start investing in some company that has to observe the regulatory framework of the National Electric Energy Agency (ANEEL). In this sense, the Company understands that this amendment to the corporate purpose, in line with CVM precedents, does not produce the effects intended by art. 136, item VI, of the Brazilian Corporations Law, and therefore, the right of withdrawal provided for in art. 137 of the Brazilian Corporations Law does not apply. Regarding the economic effect, it is expected that the Company will have a reduction in energy costs due to self-production, therefore, with the potential to increase its net profit.

Exhibit 8

Consolidated Bylaws

Prepared in accordance with art. 12, item I, of CVM Resolution 81/22

Bylaws of Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

CHAPTER I
CORPORATE NAME, HEADQUARTERS, PURPOSE, AND DURATION

ARTICLE 1 — Companhia de Saneamento Básico do Estado de São Paulo — SABESP (**"Company"**) is a publicly-held company governed by these Bylaws, Federal Law 6,404, of December 15, 1976, and other applicable legal provisions.

Paragraph one — Given that the Company is listed in the Novo Mercado special listing segment of B3 S.A. — Brasil, Bolsa, Balcão (**"B3"**), the Company, its shareholders, including the controlling shareholder, Management, and Fiscal Council members are subject to the provisions of B3's Novo Mercado Regulation (**"Novo Mercado Regulation"**).

Paragraph two — The Company's duration is indefinite.

Paragraph three — The Company is headquartered and has its jurisdiction in the City of São Paulo, State of São Paulo.

Paragraph four — To achieve its corporate purpose, the Company may open, install, maintain, transfer, or close branches, facilities, agencies, subsidiaries, offices, representative offices or appoint representatives anywhere in the Brazilian or foreign territory, under legal and regulatory provisions.

ARTICLE 2 — The Company's corporate purpose is to provide basic sanitation services to achieve the universalization of water supply and sewage services in its area of operation in the São Paulo State, including the following activities in Brazil and abroad:

I. water supply and sewage services;

II. urban rainwater drainage and management;

III. urban cleaning and solid waste management;

IV. planning, operation, and maintenance of production systems;

V. storage, conservation, and commercialization of energy for itself or third parties;

VI. commercialization of services, products, benefits, and rights that directly or indirectly arise from its assets, enterprises, and activities, as well as other activities related to any of the previously mentioned activities; and

VII. generation of electric energy for self-consumption, with the possibility of commercializing the surplus, aiming at efficiency in the operation of basic sanitation services and optimization of the use of its assets.

Sole paragraph — The Company may establish wholly-owned subsidiaries, participate, as a partner or shareholder, of any other company or enterprise, participate in investment funds, and associate in any form with other public or private legal entities, including through the formation of consortium or subscribing to a minority or majority share of the capital stock.

CHAPTER II
CAPITAL STOCK AND SHARES

ARTICLE 3 — The Company's capital stock is R$ 15,000,000,000.00 (fifteen billion reais), fully subscribed and paid in, divided into 683,509,869 (six hundred and eighty-three million, five hundred and nine thousand, eight hundred and sixty-nine) single-class common shares, all registered, book-entry, and with no par value.

Paragraph one — The issue of beneficiary parties and preferred shares is prohibited, except for 1 (one) special class preferred share addressed to in Article 5 below.

Paragraph two — The Company may directly charge shareholders for the cost of the share transfer service, within the maximum limits established by current regulations, and may authorize the same charge by the depositary institution responsible for maintaining the book-entry share register.

Paragraph three — The Company is authorized to increase its capital stock up to the limit of 1,187,144,787 (one billion, one hundred and eighty-seven million, one hundred and forty-four thousand, seven hundred and eighty-seven) registered, book-entry common shares, with no par value, by resolution of the Board of Directors, regardless of statutory reform.

Paragraph four — In the case mentioned in Paragraph three above, it will be the Board of Directors' responsibility to establish the issue price and the number of common shares to be issued, as well as the subscription, placement, and payment conditions.

Paragraph five — Within the authorized capital limit, the Board of Directors may also (i) resolve on the issue of subscription warrants; (ii) according to a remuneration plan approved by the General Meeting, grant stock options to administrators, employees, and service providers, without shareholders having preemptive rights in the granting of options or subscription of the respective shares; (iii) approve capital increases by capitalizing profits or reserves, with or without bonuses in shares; and (iv) resolve on the issue of debentures convertible into shares;

ARTICLE 4 — Each common share will correspond to one vote in General Meeting resolutions, subject to the voting rights limit provided in Article 6.

ARTICLE 5 — The special class preferred share exclusively held by the São Paulo State, with no voting rights, will have veto rights on the social resolutions related to the following matters, under State Law 17,853, of December 08, 2023: (i) change of the Company's name and headquarters; (ii) change of the corporate purpose that implies the suppression of the primary activity of providing water supply and sewage services; and (iii) limits on the exercise of voting rights attributed to shareholders or Group of Shareholders, as defined in Article 6 below.

Sole paragraph — The special class preferred share will be automatically extinguished if the São Paulo State ceases to hold common shares representing at least 10% (ten percent) of the Company's capital stock.

ARTICLE 6 — No shareholder or Group of Shareholders (as defined in Paragraph three below), whether Brazilian or foreign, public or private, is allowed to exercise voting rights for more than 30% (thirty percent) of the total number of shares into which the Company's total voting capital is divided, regardless of the shareholder or Group of Shareholders participation in the capital stock.

Paragraph one — The Chair of the General Meeting must ensure compliance with the rules provided in this Article 6 and inform the number of votes that each attending shareholder or Group of Shareholders may exercise.

Paragraph two — Votes exceeding the limits outlined in this Article 6 will not be counted.

Paragraph three — For the purposes of these Bylaws, "Group of Shareholders " means the group of two or more persons or any other forms of organization (a) that are bound by vote agreements of any nature, including shareholders' agreements, either directly or through controlled, controlling, or under common control persons (or any other forms of organization); or (b) that have control relationships between them; or (c) that are under common control; or (d) in which one person directly or indirectly holds an equity stake equal to or greater than 15% of the capital stock of the other person; or (e) between two persons, a third common investor who directly or indirectly holds an equity stake equal to or greater than 15% of the capital stock of each of the two persons; or (f) that are managed or are under the management of the same person or related parties; or (g) that share the majority of their administrators; or (h) whose employees are beneficiaries of the same post-employment benefit plan; or (i) in which one is a post-employment benefit plan and the other is the person whose employees contribute to that post-employment benefit plan.

Paragraph four — In the case of investment funds with a common administrator or manager, only those whose investment and voting exercise policies in shareholders' meetings, under the respective regulations, are under the responsibility of the administrator or manager, as applicable, on a discretionary basis will be considered a Group of Shareholders.

Paragraph five — Shareholders must keep the Company informed about their belonging to a Group of Shareholders under these Bylaws, if such Group of Shareholders holds, in total, shares representing 30% (thirty percent) or more of the total voting capital.

ARTICLE 7 — At the discretion of the Board of Directors or the General Meeting, the period for exercising shareholders' preemptive rights may be excluded or reduced in any issue of shares, debentures convertible into shares, and subscription warrants, whose placement is made through sale on the stock exchange, public subscription, or exchange for shares in a public acquisition offer of control, as provided by law and these Bylaws.

ARTICLE 8 — The shareholder's delay in paying the subscribed capital will result in the collection of interest at 1% (one percent) per month, pro rata temporis, monetary adjustment based on the variation of the General Market Price Index (IGP-M), disclosed by Fundação Getúlio Vargas (FGV), or another index reflecting the real loss of purchasing power of the currency in the period, to be indicated by the Company's Board of Directors, at the shortest legally applicable frequency, and a

fine of 10% (ten percent) on the value of the obligation, without prejudice to other legal sanctions applicable.

CHAPTER III
GENERAL MEETING

ARTICLE 9 — The General Meeting shall be convened, installed, and make resolutions under the law on all matters within its competence and any others submitted to it for resolution by the Board of Directors.

Paragraph one — The General Meeting may be convened by the Chair of the Board of Directors or under the terms of the Law.

Paragraph two — The General Meeting shall preferably be presided over by the Chair of the Board of Directors or, in his/her absence, by any other Board member present. The Chair of the Board of Directors may appoint another Board member to replace him/her in presiding over the General Meeting.

Paragraph three — The Chair of the General Meeting shall choose one or more secretaries from among those present, with the option of using the Company's own advisors.

Paragraph four — The General Meeting minutes shall be drawn up in summary form, as provided for in paragraph 1 of Article 130 of Federal Law 6,404/1976.

Paragraph five — All documents to be analyzed or discussed at the General Meeting must be made available to shareholders at the Company's headquarters, the Brazilian Securities and Exchange Commission ("**CVM**"), and B3, at least 1 (one) month in advance.

Paragraph six — Proof of shareholder status and compliance with Paragraphs three and four of Article 6 above may be provided at any time until the opening of the General Meeting by presenting the appropriate documents, including an identity document, a certificate issued by the financial institution holding the book-entry shares informing the respective number, and in the case of a proxy appointment, the relevant power of attorney with notarized signature issued less than one year.

CHAPTER IV
COMPANY'S MANAGEMENT

ARTICLE 10 — The Company shall be managed by the Board of Directors and Executive Board.

CHAPTER V

BOARD OF DIRECTORS

ARTICLE 11 — The Board of Directors is a decision-making body responsible for the Company's superior guidance.

Composition, Investiture, and Term of Office

ARTICLE 12 — The Board of Directors shall be composed of 9 (nine) sitting members, elected and removable from office by the General Meeting, all with a unified term of office of 2 (two) years from the date of election, with reelection allowed.

Paragraph one — Whether by the election mechanism under Paragraph two of Article 13 or by voting according to Article 141 of Federal Law 6,404/1976, the appointment and election of members to the Company's Board of Directors by the São Paulo State, when acting individually, are limited to a maximum of 3 (three) members, disregarding the appointments of independent members.

Paragraph two — The Board of Directors shall have a Chair, elected by a majority vote of its members at the first Board of Directors' meeting held immediately after the investiture of such members, or whenever there is a vacancy or resignation of the Chair of the Board of Directors.

Independent Members

ARTICLE 13 — At least 3 (three) members of the Board of Directors must be independent, as defined in the Novo Mercado Regulation, and the identification of those appointed to the Board of Directors as independent members shall be decided at the General Meeting that elects them.

Paragraph one — An independent member is also considered a member elected by minority shareholders, through a separate vote, under paragraphs 4 and 5 of Article 141 of Federal Law 6,404/1976 as long as there is a controlling shareholder.

Paragraph two — Except as provided in Article 141 of Federal Law 6,404/1976, the election of members of the Board of Directors shall be based on the slate system, with the applicable rules of eligibility provided by current legislation and regulation, these Bylaws, and the Company's nomination policy being observed in any situation.

Paragraph three — Only slates appointed (i) by the Board of Directors; or (ii) by any shareholder or group of shareholders, as provided for in Paragraph five below, may run for election.

Paragraph four — On the date of convening the General Meeting intended to elect the Board of Directors members, the Board of Directors must make available to the shareholders the information relating to each member of the slate it has appointed, as required by current legislation and regulation, as well as by the Company's nomination policy, including regarding the identification of candidates as independent under the Novo Mercado Regulation.

Paragraph five — Shareholders or groups of shareholders wishing to propose another slate to compete for positions on the Board of Directors must submit to the Board of Directors the information, documents, and declarations referred to in Paragraph four above, and the Company, after due verification, shall disclose this information according to the terms and deadlines of current regulations.

Paragraph six — The same person may be part of two or more slates, including the one appointed by the Board of Directors.

Paragraph seven — Each shareholder may only vote for one slate, and the candidates from the slate that receive the highest number of votes at the General Meeting shall be declared elected.

Paragraph eight — In the event of adopting the multiple-vote process, slate elections shall cease, and the candidates for the Board of Directors will be those in the slates, as well as those appointed by shareholders for the multiple-vote process, provided that the information and declarations regarding such candidates are presented to the General Meeting.

Paragraph nine — If, after the election of a Board of Directors member, any event occurs that constitutes a case of impediment or incompatibility for the exercise of the Board member's position, as provided for in Federal Law 6,404/1976, these Bylaws, and current regulations, the member subject to the impediment or incompatibility must immediately submit their resignation to the Chair of the Board of Directors.

Vacancy and Replacements

ARTICLE 14 — In the event of a vacancy in the position of a Board member before the end of the term of office, the Board of Directors may resolve on the choice of a replacement to complete the term of office of the replaced member, subject to subsequent ratification by the next General Meeting.

Functioning

ARTICLE 15 — The Board of Directors shall meet ordinarily once a month and extraordinarily whenever convened by its Chair or at least 3 (three) of its members.

Paragraph one — Board of Directors meetings shall be convened in writing, by letter, email, or any other means that allows for proof of receipt of the call notice by the recipient, and must include, in addition to the location, the date and time of the meeting, and the meeting agenda.

Paragraph two — The Chair of the Board of Directors shall ensure that the Board members individually receive, before the meeting date, documentation containing the necessary information to discuss and resolve on the matters to be addressed.

Paragraph three — Regardless of the call notice formalities, the meeting will be considered regular if all Board members are present.

Paragraph four — The Board of Directors meetings shall be installed with the presence of the majority of its active members and may be held in person, remotely, or in a mixed format.

Paragraph five — Participation of Board members in the meeting by telephone, videoconference, or other communication means that ensure effective participation and authenticity of their vote is allowed. In such circumstances, the Board member shall be considered present at the meeting, and their vote shall be valid for all legal purposes and incorporated into the meeting minutes. Votes by letter, telegram, or email are also accepted when received by the Chair of the Board of Directors or their substitute by the end of the meeting.

Paragraph six — Any Board member shall have the right to be represented by another Board member through a written document, including email, for purposes of quorum or voting, with the option to indicate or not the direction of their vote. This representation shall end simultaneously with the closure of the Board of Directors meeting.

Paragraph seven — Board of Directors resolutions shall be made by the majority vote of those present.

Paragraph eight — No member of the Board of Directors shall have access to information, participate in resolutions and discussions of the Board of Directors or any administrative bodies, exercise voting rights, or intervene in any matters in which they have a direct or indirect conflict of interest with the Company, as provided by law.

Paragraph nine — The Board of Directors meetings shall be drafted by a person designated by the Chair of the Board, and all decisions shall be recorded in the drawn-up minutes and registered in the appropriate book.

Paragraph ten — The minutes of the Board of Directors meetings shall be clearly drawn up and record the decisions made, the members present, dissenting votes, and abstentions. Whenever the minutes contain decisions intended to produce effects on third parties, an excerpt of the minutes shall be filed with the commercial registry and published.

Duties

ARTICLE 16 — In addition to the duties provided by law, the Board of Directors shall also:

I. Iannually approve the strategic plan, containing the updated long-term strategy with risk and opportunity analysis for at least the next 5 (five) years, action guidelines, result goals, and performance evaluation indices;

II. annually approve the business plan and capital budget for the following fiscal year;

III. express an opinion on the Management report, the Executive Board's accounts, and the

financial statements for each fiscal year;

IV. evaluate and approve the Company's internal institutional policies, including those addressing (a) disclosure of material acts and facts; (b) securities trading; (c) appointment of members to the Board of Directors, its statutory or non-statutory advisory committees, the Executive Board, and the Fiscal Council; (d) related-party transactions; (e) compensation; (f) risk management (financial and corporate); (g) allocation of results and distribution of dividends; (h) donations and voluntary contributions; (i) sustainability and climate change; (j) Management's approval thresholds; (k) indemnity; and (l) code of conduct and integrity;

V. establish mechanisms for the periodic performance evaluation of managers to enhance and ensure the effectiveness of the Company's governance, and may hire external specialists for the evaluation process;

VI. select and dismiss the independent auditors indicated by the Audit Committee;

VII. monitor the execution of the Company's relevant plans, programs, projects, and budgets;

VIII. supervise the achievement of specific goals and results to be attained, assumed by the Executive Board members upon their investiture;

IX. resolve on the issue of shares, subscription warrants, and debentures convertible into shares by the Company, within the limit of authorized capital, establishing the quantity and other conditions, including subscription, placement, and payment conditions, as well as the respective subscription prices and, as applicable, premiums or discounts;

X. resolve on the issue of debentures not convertible into shares, promissory notes, commercial notes, and other similar credit securities by the Company, establishing the quantity and other conditions, including subscription, placement, and payment conditions, as well as the respective subscription prices and, as applicable, premiums or discounts;

XI. resolve on the declaration of interest on equity and/or distribution of dividends due to the current fiscal year's results or profit reserves, under the policy related to the matter;

XII. propose to the General Meeting the payment of interest on equity or distribution of dividends due to the annual fiscal year's results, under the policy related to the matter;

XIII. present a proposal for approval at the General Meeting of a stock option or stock grant plan, being responsible for managing such plans, including the preparation of programs, the granting of options, and stock grants under such plans;

XIV. approve the execution of operations and transactions of any nature with related parties within its approval authority, under the Company's related-party transactions policy;

XV. resolve on the liquidation, dissolution, appointment of liquidators, bankruptcy, or voluntary court or out-of-court recovery acts of the Company or its direct and indirect subsidiaries and affiliates, as well as related financial reorganizations;

XVI. previously authorize the execution of any legal transactions, observing the limits established in the approval levels policy, including the acquisition, disposal, or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general, and associations with other legal entities;

XVII. authorize the establishment of wholly-owned subsidiaries or non-profit entities or, obser-

ving the approval levels policy, authorize costly transactions involving investments in other companies or investment funds, except for the General Meeting's competence provided in Article 256 of Federal Law 6,404/1976;

XVIII.approve the contracting of civil liability insurance in favor of the members of statutory bodies, employees, agents, and representatives of the Company;

XIX. elect and remove from office Executive Board members, as well as members of the Audit Committee, the Eligibility and Compensation Committee, the Related-Party Transactions Committee, and the Sustainability and Corporate Responsibility Committee;

XX. establish non-statutory technical and/or advisory committees to assist the Board of Directors, elect and remove from office their members, and monitor the fulfillment of their duties;

XXI. approve its internal regulations and the charters of the Executive Board, the Audit Committee, the Eligibility and Compensation Committee, the Related-Party Transactions Committee, the Sustainability and Corporate Responsibility Committee, and any other statutory or non-statutory advisory committee that may be created, under Article 160 of Federal Law 6,404/1976, as applicable, as well as any amendments to such regulations;

XXII. authorize the Company to acquire its shares, as well as its debentures, except in cases under the exclusive competence of the General Meeting, under current legislation;

XXIII.provide prior opinion on any proposal from the Executive Board or matter to be submitted to the General Meeting;

XXIV. assume the examination of any matter within the competence of the Executive Board and issue binding guidance on it;

XXV. discuss, approve, and monitor decisions involving corporate governance policy, stakeholder relations, people management policy, integrity program, Code of Conduct and Integrity;

XXVI. supervise the establishment of a previous consultation mechanism to resolve doubts about the application of the Code of Conduct and Integrity, which should be available on the website, providing for the expected standards of ethical behavior from administrators, Fiscal Council members, members of statutory committees, employees, agents, and contracted third parties;

XXVII. implement and oversee the risk management and internal control systems established for the prevention and mitigation of the main risks to which the Company is exposed, including risks related to the integrity of accounting and financial information, as well as those related to corruption and fraud;

XXVIII. prepare and disclose a reasoned opinion, favorable or unfavorable, on any public tender offer aimed at the Company's shares, within 15 (fifteen) days of the publication of the public tender offer notice, in which it will express its opinion, at least, under Article 56 (a) on the convenience and opportunity of the public tender offer in the interest of the Company and its shareholders, including the price and potential impacts on the liquidity of the shares; (b) on the strategic plans disclosed by the offeror regarding the Company; (c) on alternatives to accepting the public tender offer available in the market. The opinion must include a reasoned favorable or unfavorable opinion on accepting the public tender offer and contain a warning that the final decision on acceptance is the responsibility of each shareholder;

XXIX. promote the annual disclosure of the integrated or sustainability report;

XXX. disclose and encourage the use of the institutional whistleblowing channel;

XXXI. elect, from among the Board of Directors members, its Chair; and

XXXII. approve the duties of the Company's internal audit department.

ARTICLE 17 — The composition, operation, and competence of statutory or non-statutory advisory committees, under these Bylaws and applicable regulations, shall be defined in the respective charters approved by the Board of Directors.

Paragraph one — The nomination of members to statutory and non-statutory advisory committees shall be the responsibility of the Chair of the Board of Directors, subject to the approval of the Board of Directors.

Paragraph two — The term of office of members of statutory or non-statutory advisory committees shall coincide with the term of office of the Board of Directors members and, except in the event of resignation or removal from office, shall be automatically extended until the election of their respective substitutes.

Paragraph three — Statutory or non-statutory committees may seek the collaboration of other professionals and administrative support structures. The compensation of such professionals, including committee members and administrative support expenses, shall be borne by the Company. When deemed necessary, such committees may decide to hire external professionals, whose fees will be paid by the Company.

CHAPTER VI
EXECUTIVE BOARD

Composition and Term of Office

ARTICLE 18 — The Executive Board shall be composed of up to 7 (seven) members, including a Chief Executive Officer and a Chief Financial Officer and Investor Relations Officer, with the others having no specific designation, all with a unified term of office of 2 (two) years, with re-election permitted.

Paragraph one — Through the Charter of the Executive Board, the Board of Directors shall define the attributions and functions of each Executive Officer, as applicable.

Paragraph two — The Executive Board shall be composed exclusively of professionals with qualifications compatible with their duties, proven experience, and capacity to act in their respective areas.

Vacancy and Replacements

ARTICLE 19 — In any Executive Officer's absences or temporary impediments, the Chief Executive Officer shall appoint another Executive Board member to assume the functions.

Sole paragraph — In the absence and temporary impediment of the Chief Executive Officer, he/she shall be replaced by an Executive Officer designated by him/her, and if there is no designation, by the Chief Financial Officer and Investor Relations Officer.

ARTICLE 20 — In the event of a vacancy and until the Board of Directors elects a successor, the Chief Executive Officer shall be replaced by the Chief Financial Officer and Investor Relations Officer.

Functioning

ARTICLE 21 — The Executive Board is an executive body, capable of making collective decisions whenever necessary, meeting upon the call of the Chief Executive Officer or any two Executive Officers jointly.

Paragraph one — Executive Board meetings shall be installed with the presence of at least half of the active Executive Officers, with matters approved by the majority of those present. In the event of a tie, the proposal with the vote of the Chief Executive Officer shall prevail.

Paragraph two — The Executive Board resolutions shall be recorded in minutes in a proper book and signed by all attending Executive Officers.

Paragraph three — The participation of Executive Officers by telephone, videoconference, or other means of communication that may ensure their effective participation and the authenticity of their vote is permitted; the Executive Officer who participates virtually in the meeting shall be considered present and his/her vote shall be considered valid for all legal effects, without prejudice to the subsequent drawing up and signing of the respective minutes.

Dutie

ARTICLE 22 — In addition to the duties defined by law, the Executive Board, acting collectively, shall:

I. Authorize the opening, closing, or change of address of branches, agencies, warehouses, offices, or any other establishments of the Company, in Brazil or abroad;

II. Prepare and submit for approval by the Board of Directors:

a) annually, the proposal for the strategic plan, containing the updated long-term strategy

with risk and opportunity analysis for at least the next 5 (five) years, action guidelines, result goals, and performance evaluation indices;

b) annually, the proposal for the business plan and capital budget for the following fiscal year;

c) the evaluation of the performance results of the Company's activities;

d) the Company's quarterly reports accompanied by trial balances and other financial statements;

e) annually, the draft of the Management report, accompanied by the balance sheet and other financial statements and respective explanatory notes, with the independent auditors' opinion and the proposal for the allocation of the fiscal year's results;

f) quarterly, the interim balance sheets;

g) the Executive Board's Charter, as well as any amendments;

h) the proposal to increase the capital stock and amendment to these Bylaws, with the opinion of the Fiscal Council, if applicable;

III. Approve:

a) the criteria for the technical-economic evaluation of investment projects, with the respective delegation plans for their execution and implementation;

b) the chart of accounts; and

c) the Company's annual insurance plan;

IV. authorize, observing the limits and guidelines established by law, these Bylaws, the Board of Directors, and its own policy:

a) acts of waiver or court or out-of-court settlement to resolve disputes or pending issues, and may establish value limits for delegating the practice of these acts by the Chief Executive Officer or any other Executive Officer; and

b) the execution of any legal transactions, observing the limits established in the approval levels policy, without prejudice to the competence attributed by the Bylaws to the Board of Directors, including the acquisition, disposal, or encumbrance of assets, obtaining loans and financing, assuming obligations in general, and associations with other legal entities;

V. promote the organizational and functional structuring of the Company.

ARTICLE 23 — The Executive Board's Charter may detail the individual attributions of each Executive Officer, and subject the practice of certain acts included in the areas of specific competence to previous authorization by the Executive Board.

Paragraph one — The Chief Executive Officer is responsible for:

I. I. representing the Company, actively and passively, in court or out of court, and may appoint for this purpose an attorney-in-fact with special powers, including powers to receive initial summons and notices, subject to these Bylaws;

II. II.institutionally representing the Company in its relations with governmental authorities, private entities, and third parties in general;

III. calling and presiding over the Executive Board meetings;

IV. coordinating the Executive Board's activities;

V. coordinating and overseeing the ordinary management of the Company, including the implementation of the guidelines and compliance with resolutions taken by the General Meeting, Board of Directors, and Executive Board in a collegiate manner;

VI. coordinating the activities of the other Executive Officers;

VII. issuing normative instructions that regulate the activities among the several areas of the Company, where applicable;

VIII. coordinating, evaluating, and controlling the functions related to:

a) CEO's Office

b) strategic planning and strategy;

c) corporate governance and socio-environmental performance;

d) internal audit;

e) communication;

f) ombudsman; and

g) institutional relations.

Paragraph two - The Chief Financial Officer and Investor Relations Officer is responsible for:

I. coordinating the preparation of the Company's financial statements;

II. directing and leading the administration and management of the Company's financial activities;

III. guiding and analyzing investments, defining risk exposure limits, proposing and contracting loans and financing, managing treasury operations, and overseeing the Company's financial planning and control;

IV. performing other functions established in the Executive Board's Charter;

V. being responsible for providing information to the investing public, the CVM, stock exchanges or over-the-counter markets, both in Brazil and abroad, as well as corresponding regulatory and supervisory entities, keeping the Company's records updated with these institutions;

VI. representing the Company before the CVM, stock exchanges, and other entities in the ca-

pital markets, and providing relevant information to investors and the market in general; and

VII. performing other functions established by law, current regulations, and the Executive Board's Charter.

Company's Representation

ARTICLE 24 — The Company undertakes before third parties:

I. for the signature of 2 (two) Executive Officers, 1 (one) necessarily the Chief Executive Officer or the Chief Financial Officer and Investor Relations Officer;

II. for the signature of 1 (one) Executive Officer and 1 (one) attorney-in-fact, according to the powers granted in the respective power of attorney;

III. for the signatures of 2 (two) attorneys-in-fact, according to the powers granted in the respective power of attorney; and

IV. for the signature of 1 (one) attorney-in-fact, according to the powers granted in the respective power of attorney, in this case exclusively for specific acts.

Paragraph one - Notwithstanding the provisions of the main section of this Article, the Company may be represented individually by any 1 (one) Executive Officer or 1 (one) attorney-in-fact with specific powers for any of the following acts: (a) representation of the Company at shareholders' meetings and meetings of members of companies in which it participates; (b) representation of the Company in court, except for acts involving the waiver of rights; or (c) routine administrative acts, including those carried out outside the headquarters, before regulatory bodies, public offices, mixed-capital companies, commercial boards, Labor Courts, National Institute of Social Security ("Instituto Nacional da Seguridade Social" - INSS), Severance Indemnity Fund (Fundo de Garantia do Tempo e Serviço — FGTS), and their collecting banks, and others of the same nature. Routine administrative acts are those that do not involve the assumption and/or release of obligations by the Company to third parties, including but not limited to the signing of mail, declarations, notifications, letters, official documents, and requests, among other non-binding documents.

Paragraph two - Powers of attorney may be granted by public or private instrument, including electronically, with a fixed term of validity and granted by 2 (two) Executive Officers, 1 (one) of whom must be the Chief Executive Officer or the Chief Financial Officer and Investor Relations Officer, and will specify the powers granted. Only judicial powers of attorney may be granted by any 2 (two) Executive Officers and have an indefinite validity.

CHAPTER VII
FISCAL COUNCIL

ARTICLE 25 - The Company shall have a permanent Fiscal Council, with the competencies and duties provided by law.

ARTICLE 26 - The Fiscal Council shall be composed of at least 3 (three) and at most 5 (five) sitting members, with an equal number of alternates, elected annually by the Annual Shareholder's Meeting, with a term of office until the next Annual Shareholder's Meeting, with reelection permitted.

Paragraph one - In the event of a vacancy or impediment of a sitting member, the alternate shall take over.

Paragraph two - The Fiscal Council shall meet ordinarily once a month and extraordinarily whenever called by any of its members or by the Executive Board, with minutes recorded in its own book.

CHAPTER VIII
AUDIT COMMITTEE

Article 27 - The Company shall have a Statutory Audit Committee, an advisory body linked to the Board of Directors, composed of at least 3 (three) and at most 5 (five) members, who cumulatively meet the requirements of technical knowledge and availability of time.

Paragraph one - The participation of the Company's Executive Officers, Executive Officers of its subsidiaries, its controlling shareholder, affiliated companies, or companies under common control in the Audit Committee is prohibited.

Paragraph two - Of the Audit Committee members (i) at least 1 (one) shall be an independent Board of Directors member; (ii) at least 1 (one) shall not be a Board of Directors member and shall be chosen among professionals with renowned reputation in the market and have significant experience in matters within their competence; (iii) at least 1 (one) shall have recognized experience in corporate accounting matters, under applicable regulation, and (iv) the majority of the members shall be independent, according to the independence requirements provided for in CVM Resolution 23/2021.

Paragraph three - The same Audit Committee member can accumulate the characteristics provided for in items (i) and (iii) or (ii) and (iii) of paragraph two above.

Paragraph four - The Audit Committee shall have a coordinator, whose activities shall be defined in the Audit Committee's Internal Regulations.

Paragraph five - The Audit Committee who are also members of the Board of Directors shall serve as Committee members for the duration of their respective terms of office on the Board of Directors.

Paragraph six - The Audit Committee members may be reappointed for up to 2 (two) terms of office and may only hold a seat on the Audit Committee again after a minimum of 3 (three) years from the end of their last term of office.

ARTICLE 28 - The Audit Committee reports to the Board of Directors and is responsible for the matters provided in this Bylaws, the regulations issued by the CVM, the Novo Mercado Regulations, and the Audit Committee's Internal Regulations, among which:

I. to provide an opinion on the hiring and dismissal of the independent auditor for conducting independent external audits or for any other services;

II. to supervise the activities of (a) the independent auditors to evaluate their independence, the quality of the services provided, and the adequacy of the services provided to the Company's needs; (b) the internal controls area; (c) the internal audit area; and (d) the area responsible for preparing the Company's financial statements;

III. to evaluate and monitor the quality and integrity of (a) internal control mechanisms; (b) the Company's quarterly information, interim financial statements, and financial statements; and (c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the usual financial statements;

IV. to evaluate and monitor, together with Management and the internal audit area, the adequacy of related-party transactions carried out by the Company and their respective disclosures;

V. to evaluate and monitor the Company's risk exposures, and may request detailed information on policies and procedures related to (a) management compensation; (b) the use of the Company's assets; and (c) expenses incurred on behalf of the Company;

VI. to prepare a summary annual report to be presented with the financial statements, describing (a) meetings held and main matters discussed; (b) its activities, results, conclusions reached, and recommendations made; and (c) any situations where there is a significant divergence between the Company's Management, independent auditors, and the Audit Committee concerning the Company's financial statements;

VII. to have means for receiving and handling information about non-compliance with applicable legal and regulatory provisions, as well as internal regulations and codes, including specific procedures for protecting the provider and the confidentiality of the information;

VIII. to endorse the choice of the head of the internal audit appointed by the Executive Board, propose their approval and dismissal to the Board of Directors, and supervise the execution of their respective work;

IX. to propose the Company's Code of Conduct and Integrity, as well as any changes, for approval by the Board of Directors and periodically evaluate the adherence to its business practices, including the commitment of managers to the dissemination of the culture of integrity and the appreciation of ethical behavior;

X. to monitor the procedures for investigating violations of the Code of Conduct and Integrity, as well as the events recorded in the Whistleblower Channel;

XI. to receive and process complaints and claims from third parties on matters related to accounting, internal accounting controls, and auditing;

XII. to provide previous opinions on the hiring of other services from the independent auditing firm, or companies associated with it, that are not included in typical auditing activities;

XIII. to give opinions, at any time, on the performance of the accounting and internal audit areas, proposing to the Executive Board the measures it deems appropriate;

XIV. to communicate directly with internal audit and independent auditors, monitoring their respective work, together with the Chief Financial Officer and Investor Relations Officer;

XV. to examine the internal audit and independent auditors' reports before they are submitted to the Board of Directors;

XVI. to ensure the adequacy of the material resources made available to internal audit;

XVII. to permanently evaluate the accounting practices, processes, and internal controls adopted by the Company, seeking to identify critical issues, financial risks, and potential contingencies, and proposing improvements it deems necessary;

XVIII.to evaluate, monitor, and recommend to Management the correction or improvement of the Company's internal policies, including the related-party transactions policy; and

XIX. to request the hiring of specialized services to support the activities of the Audit Committee, whose compensation will be borne by the Company, within its approved annual budget.

Paragraph one — The Audit Committee will resolve by a majority vote of its members, without prejudice to the right of its members to individually request information and examine the company's books, documents, and papers.

Paragraph two — The Audit Committee will meet ordinarily once every two months and, extraordinarily, whenever called by the coordinator or the majority of its members, with these meeting minutes recorded in a specific book.

Paragraph three — The reports produced by the internal audit will always be submitted to the Executive Board and Audit Committee members.

ARTICLE 29 — The Audit Committee will propose its internal regulations, as well as any amendments, submitting them to the Board of Directors for approval.

Sole paragraph — The internal regulations may expand the competencies of the Audit Committee, and also address the activities of the coordinator, the conduct of regular meetings, the manner of recording its statements and resolutions, and other matters deemed pertinent for the smooth conduct of its work.

ARTICLE 30 — The Audit Committee will have operational autonomy and its own budget approved by the Board of Directors, under applicable regulations and the Novo Mercado Regulations.

CHAPTER IX
ELIGIBILITY AND COMPENSATION COMMITTEE

ARTICLE 31 — The Company shall have an Eligibility and Compensation Committee responsible for overseeing the nomination process for members of the Company's statutory and non-statutory bodies, under this Bylaw, the Company's nomination policy, and other duties determined by the Board of Directors as provided for in its Charter. It will also be responsible for proposing the compensation and benefits policy for managers and members of statutory and non-statutory advisory committees.

Sole paragraph — The Eligibility and Compensation Committee shall:

I. check compliance with the nomination and evaluation process for managers, Fiscal Council members, and members of statutory and non-statutory committees; and

II. address matters involving the compensation and benefits of managers and members of statutory and non-statutory bodies.

ARTICLE 32 — The Eligibility and Compensation Committee will be composed of a minimum of 3 (three) and a maximum of 5 (five) members, with academic background or relevant professional experience in matters within its competence, with at least one of them being an independent member who will act as its coordinator.

Sole paragraph — The members of the Eligibility and Compensation Committee must observe, where applicable, the conflict of interest rules applicable to Board members, under Article 156 of Federal Law 6.404/76.

CHAPTER X
SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE

ARTICLE 33 — The Company shall have a Sustainability and Corporate Responsibility Committee, an advisory body linked to the Board of Directors, responsible for integrating Environmental, Social, and Corporate Governance aspects into the business strategy, as provided in item I of Article 16 above, and for promoting the adoption of the highest socio-environmental and governance standards in its corporate policies and procedures.

Paragraph one — The Sustainability and Corporate Responsibility Committee will monitor the implementation of the sustainability and climate change policy and the sustainable management of natural resources, suitable working conditions, and positive community engagement, including monitoring the Company's goals for water efficiency, resource conservation, and social impact.

Paragraph two — The above-mentioned goals will be presented by the responsible area of the Company to the Board of Directors every quarter, after being presented to the Sustainability and Corporate Responsibility Committee.

Paragraph three — The Sustainability and Corporate Responsibility Committee will also check the performance of the Socio-Environmental Management System implemented by the responsible area in the Company, for an integrated assessment of the following socio-environmental risks and impacts, where applicable, in the Company's locations and areas of operation:

I. Employment and Working Conditions;

II. Resource Efficiency and Pollution Prevention;

III. Community Health and Safety;

IV. Land Acquisition and Involuntary Resettlement;

V. Biodiversity Conservation and Sustainable Management of Living Natural Resources;

VI. Indigenous Peoples; and

VII. Cultural Heritage.

Paragraph four — The performance standards provided for in the sustainability and climate change policy will take into account the Equator Principles, the United Nations Sustainable Development Goals (SDGs), and the performance standards of Multilateral institutions, as well as other standards to applicable the Company.

Paragraph five — Among the potential material risks that may impact the Company's value and reputation, as well as the proposed preventive and mitigating measures, the Sustainability and Corporate Responsibility Committee will monitor the Company's structure and conditions for responding to emergencies and the impact of extreme weather events.

ARTICLE 34 — The Sustainability and Corporate Responsibility Committee will be composed of a minimum of 3 (three) and a maximum of 5 (five) members, with an academic background or relevant professional experience in matters within its competence, with at least one of them being a member of the Board of Directors, who will also be its coordinator.

Paragraph one — One of the members of the Sustainability and Corporate Responsibility Committee will be chosen by the employees' vote in a direct election, which may receive administrative support from the Company for its realization, if so requested.

Paragraph two — The Sustainability and Corporate Responsibility Committee members must observe, where applicable, the conflict of interest rules applicable to Board members under Article 156 of Federal Law 6,404/76.

CHAPTER XI
RELATED-PARTY TRANSACTIONS POLICY

ARTICLE 35 — The Company shall have a Related-Party Transactions Committee responsible for guiding the conduct of transactions with related parties and situations involving potential conflicts of interest, aiming to preserve the interests of the Company and ensure full independence and absolute transparency, which shall report to the Audit Committee as appropriate, according to item IV of Article 28.

Sole paragraph — The Related-Party Transactions Committee shall:

I. ensure compliance with the criteria established in the institutional policy on related-party transactions approved by the Board of Directors;

II. analyze and provide opinions on any operations that characterize a related-party transaction and the impact of their execution, including regarding (a) reputational risks; (b) execution under market conditions, on commutative bases or with adequate compensatory payment; (c) well-founded justifications for transactions not classified under commutative and market conditions and the need for compensatory payment; and

III. provide a reasoned opinion on situations involving potential conflicts of interest in related-party transactions when a member of our senior management, shareholder, or another governance agent is not independent concerning the matter under discussion and may influence or make decisions motivated by particular interests or those distinct from the Company's interest, even if aligned with the Company's interest.

ARTICLE 36 — The Related-Party Transactions Committee shall be composed of at least 3 (three) and at most 5 (five) members, one of whom shall be an independent member, who will also act as the coordinator, and the other professionals of recognized reputation in the market, with no employment or statutory ties to the Company, and with relevant experience in matters within their competence.

Sole paragraph — The Committee members shall observe, as applicable, the conflict of interest rules applicable to Board members, under Article 156 of Federal Law 6,404/76.

CHAPTER XII
COMPLIANCE AND RISK MANAGEMENT DEPARTMENT

ARTICLE 37 — The Company shall have a Compliance and Risk Management department linked to the CEO and, administratively, to a Statutory Executive Officer appointed by the Board of Directors, capable of direct communication with the Internal Audit department, the Fiscal Council, the Audit Committee, and the Board of Directors when there is suspicion of irregularities involving Executive Board members.

ARTICLE 38 — The area is responsible for:

I. establishing policies to encourage respect for laws, standards, and regulations, as well as preventing, detecting, and addressing risks of irregular, illegal, and unethical conduct by the Company's members, adopting efficient internal control and strategic, asset, operational, financial, socio-environmental, and reputational risk management structures and practices, among others;

II. promoting the importance of compliance, risk management, and internal control;

III. identifying and classifying, together with the various areas of the Company, the main risks to which the Company is subject, coordinating these efforts;

IV. preparing, together with other Company departments, and monitoring action plans to mitigate identified risks;

V. adopting, together with various Company departments, internal control procedures to prevent or detect inherent or potential risks to the timeliness, reliability, and accuracy of the Company's information;

VI. preparing the integrity program and recommending changes and improvements to it, submitting it for approval by the Executive Board, the Audit Committee, and the Board of Directors; and

VII. preparing periodic reports on their activities, and submitting them to the Executive Board, the Fiscal Council, and the Audit Committee.

CHAPTER XIII
INTERNAL AUDIT

ARTICLE 39 — The Company shall have an internal audit linked to the Board of Directors through the Audit Committee and, administratively, to the CEO, governed by applicable legislation and regulations.

Sole paragraph — The area shall be responsible for assessing:

I. the adequacy, quality, and effectiveness of internal controls;

II. the quality and effectiveness of risk management and governance processes;

III. the reliability of the process of collecting, measuring, classifying, accumulating, recording, and disclosing events and transactions, aiming at the preparation of financial statements; and

IV. the proper application of the principle of segregation of duties to avoid conflicts of interest and fraud.

ARTICLE 40 — The internal audit process guidelines and their attributions shall be defined by an internal audit policy approved by the Audit Committee and the Board of Directors.

ARTICLE 41 — The Audit Committee shall endorse the choice, by the Board of Directors, of the internal audit head appointed by the CEO, propose their dismissal, and supervise the execution of the respective works.

ARTICLE 42 — The internal audit may communicate with the compliance and risk management department when there is suspicion of irregularities involving Executive Board members or when they fail to take necessary measures regarding reported situations.

CHAPTER XIV
COMMON RULES FOR STATUTORY BODIES

Investiture, Impediments, and Prohibitions

ARTICLE 43 — For the purposes of this chapter, "statutory bodies" include the Board of Directors, the Executive Board, the Fiscal Council, the Audit Committee, the Eligibility and Compensation Committee, the Sustainability and Corporate Responsibility Committee, and the Related-Party Transactions Committee.

ARTICLE 44 — The members of statutory bodies shall prove compliance with legal requirements by presenting their curriculum vitae and relevant documentation according to current regulations.

Sole paragraph: The positions of Chair of the Board of Directors and CEO or principal executive of the Company cannot be held by the same person.

ARTICLE 45 — The members of the Board of Directors, the Executive Board, and the Fiscal Council shall take office by signing the term of investiture recorded in the respective minutes book, as well as meeting applicable legal requirements.

Paragraph one — The term of investiture for members of the Board of Directors, Executive Board, and Fiscal Council, both sitting and alternate, must include their adherence to the arbitration clause of the Novo Mercado Regulation referred to in Article 53 below.

Paragraph two — The term of investiture must be signed within 30 (thirty) days following the election, under penalty of its ineffectiveness, except for justification accepted by the body for which the member was elected, and must contain the indication of at least one domicile for receiving summons and notices of administrative and judicial proceedings related to acts of their management, with the domicile being allowed to be changed only by written communication.

ARTICLE 46 — The investiture in the Company's statutory bodies shall comply with the requirements and impediments imposed by law, these Bylaws, and, where applicable, the Company's nomination policy.

Paragraph one — Due to absolute incompatibility, the investiture in any statutory body is prohibited:

I. for a representative of the regulatory body to which the Company is subject, a State Minister, a State Secretary, a Municipal Secretary, a holder of a position, without permanent ties to public service, of a special nature, or senior management and advisory in public administration, a statutory leader of a political party, and a holder of a mandate in the Legislative Branch of any federation entity, even if on leave from office;

II. for a person who has participated, in the last 36 (thirty-six) months, in a decision-making structure of a political party or work related to the organization, structuring, and execution of an electoral campaign; and

III. for a person holding a position in a trade union organization.

Paragraph two — The legal, statutory, and integrity requirements of these Bylaws must be analyzed by the Eligibility and Compensation Committee.

ARTICLE 47 — Unless in the case of resignation or removal from office or the cases prohibited by these Bylaws, the term of office of the members of statutory bodies is considered automatically extended until the investiture of their respective successors.

CHAPTER XV
FISCAL YEAR AND FINANCIAL STATEMENTS, PROFITS, RESERVES, AND DISTRIBUTION OF RESULTS

ARTICLE 48 — The fiscal year shall coincide with the calendar year, at the end of which the Executive Board shall prepare the financial statements as provided by law.

ARTICLE 49 — Common shares shall be entitled to the mandatory minimum dividend corresponding to 25% (twenty-five percent) of the net profit for the fiscal year, after the deductions required or allowed by law regarding the surplus profit available for distribution each fiscal year, the policy for allocating results and distributing dividends, and the applicable law.

Paragraph one — Dividends may be paid by the Company in the form of interest on equity.

Paragraph two — The Company may prepare interim financial statements every quarter to distribute dividends or pay interest on equity, subject to the provisions of the related policy.

Paragraph three — Approved dividends do not accrue interest, and those not claimed within 3 (three) years from the date of the General Meeting that approved them will mature in favor of the Company.

Paragraph four — The Board of Directors may propose to the General Meeting that the remaining

balance of the profit for the fiscal year, after the deduction of the legal reserve and the mandatory minimum dividend, be allocated to the creation of an investment reserve, which shall adhere to the following principles:

I. its balance, together with the balance of the other profit reserves, except for the reserves for contingency and unrealized profit, may not exceed the capital stock; and

II. the purpose of the reserve is to ensure the investment plan, and its balance may be used:

a) in the absorption of losses, whenever necessary;

b) in the distribution of dividends, at any time;

c) in transactions for the redemption, refund, or buyback of shares, authorized by law; and

d) in the incorporation of the capital stock.

CHAPTER XVI
LIQUIDATION

ARTICLE 50 — The Company shall enter into liquidation in the cases provided by law, and it shall be the responsibility of the General Meeting, if applicable, to determine the mode of liquidation and appoint the liquidator, setting their remuneration

CHAPTER XVII
DEFENSE MECHANISM

ARTICLE 51 — The Company shall ensure to the members of the statutory bodies, through an external professional to be hired, technical defense in judicial and administrative proceedings brought during or after their respective terms of office, for acts related to the exercise of their functions.

Paragraph one — The same protection extends to employees, representatives, and agents of the Company who acted within the limits of the powers conferred upon them.

Paragraph two — By authorization of the Executive Board, provided there is no conflict of interest, preliminary assistance by an in-house Company lawyer is assured.

Paragraph three — The Company may, at its discretion, permanently retain or prequalify one or more law firms of recognized professional reputation to be able to assume, at any time, the technical defense of the agents covered by this Article 51.

Paragraph four — If, for any reason, there is no law firm retained or prequalified by the Company, the agent may hire a lawyer of their own choice, in which case the fees and other expenses incurred in the technical defense shall be reimbursed or advanced by the Company, after proving the

expense or its imminence, provided that the amounts involved have been approved by the Board of Directors as reasonable.

Paragraph five — When the Company does not approve the professional indicated to assume the defense in due time, the interested party may hire them at their own expense, being entitled to reimbursement of the respective legal fees set, within the limits approved by the Board of Directors as reasonable.

Paragraph six — The Company shall ensure technical defense and timely access to all necessary documentation for this purpose, as well as cover court costs, fees of any nature, and deposits for guaranteeing the proceedings.

Paragraph seven -The agent who is convicted or held liable, by a final and unappealable decision, must reimburse the Company for the amounts actually disbursed unless it is evidenced that they acted in good faith and in the interest of the Company.

Paragraph eight — The Company may contract insurance for the members of the statutory bodies, employees, representatives, and agents, to cover liabilities arising from the exercise of their functions.

ARTICLE 52 — The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board, statutory and non-statutory committees, managers, and all other employees and agents who legally act by delegation of the Company's Management, to indemnify them and keep them indemnified regarding certain expenses related to arbitration, judicial, or administrative proceedings involving acts performed in the exercise of their duties or powers, from the date of their investiture or the beginning of the contractual relationship with the Company.

Paragraph one — Indemnity agreements shall not cover:

I. acts performed outside the scope of the duties or powers of their signatories;

II. acts involving bad faith, fraud, gross negligence, or willful misconduct;

III. acts performed in their own interest or the interest of third parties, to the detriment of the Company's social interest;

IV. indemnities resulting from social action as provided in Article 159 of Federal Law 6,404/1976; or

V. other cases provided in the indemnity agreement.

Paragraph two — The indemnity agreement shall be adequately disclosed and provide at least (i) the maximum coverage amount offered; (ii) the coverage period; and (iii) the decision-making procedure regarding the payment of coverage, which shall ensure the independence of decisions and guarantee that they are made in the Company's interest.

CHAPTER XVIII
ARBITRATION

ARTICLE 53 — The Company, its shareholders, Management, and members of the Fiscal Council, both sitting and alternate, as well as other statutory and non-statutory committees, must resolve any disputes that may arise among them through arbitration before the Market Arbitration Chamber, under its regulations. These disputes may be related to or arise from their roles as issuer, shareholders, administrators, members of the Fiscal Council, and other statutory and non-statutory committees, especially those resulting from the provisions of Federal Law 6,385/1976, Federal Law 6,404/1976, these Bylaws, the regulations issued by the National Monetary Council, the Central Bank of Brazil, and the CVM, as well as other applicable regulations related to the functioning of the capital market in general, in addition to those contained in the Novo Mercado Regulations, other B3 regulations, and the Novo Mercado Participation Agreement.

CHAPTER XIX
SALE OF SHARE CONTROL AND CANCELATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY

ARTICLE 54 — The direct or indirect sale of control of the Company, whether through a single transaction or successive transactions, must be contracted under the condition that the acquirer of the control undertakes to make a public offering to acquire shares issued by the Company held by other shareholders, observing the conditions and deadlines provided in the legislation, current regulations, and the Novo Mercado Regulations, to ensure equal treatment to that given to the seller.

ARTICLE 55 — The cancelation of registration as a publicly-held company must be preceded by a public offering to acquire shares at a fair price, which must comply with the procedures and requirements established in Federal Law 6,404/1976 and the regulations issued by the CVM regarding public offerings to acquire shares for the cancellation of registration as a publicly-held company.

CHAPTER XX
PUBLIC OFFERING FOR ACHIEVEMENT OF RELEVANT PARTICIPATION

ARTICLE 56 — Any shareholder or group of shareholders who acquires or becomes the holder of shares issued by the Company representing 30% (thirty percent) or more of the capital stock ("Acquirer"), must, within a maximum period of 60 (sixty) days from the date of acquisition or the event that resulted in ownership of shares in a quantity equal to or greater than 30% (thirty percent) of the Company's total shares, make or request registration, as applicable, of a public offering to acquire all of the Company's shares ("Initial Public Offering for Achievement of Relevant Participation"), under applicable regulations.

Paragraph one — The Initial Public Offering for Achievement of Relevant Participation must be (i) directed indiscriminately to all the Company's shareholders; (ii) conducted through an auction to be held at B3; (iii) launched at the price determined according to the provisions of Paragraph two of this article; (iv) paid in cash, in national currency, against the acquisition of shares in the Initial Public Offering for Achievement of Relevant Participation; and (v) carried out in a manner that ensures equal treatment for the recipients, provides them with adequate information about the Company and the offeror, and equips them with the necessary elements to make a well-considered and independent decision regarding acceptance of the public offering.

Paragraph two — The acquisition price in the Initial Public Offering for Achievement of Relevant Participation for each share of the Company shall not be less than the highest value between (i) 200% (two hundred percent) of the issue price of the shares in the most recent capital increase carried out through a public offering within the 36 (thirty-six) months preceding the date when the Initial Public Offering for Achievement of Relevant Participation becomes mandatory under the terms of this Article 56, duly updated by the Extended National Consumer Price Index (IPCA) published by the Brazilian Institute of Geography and Statistics (IBGE) until the time of payment; and (ii) 200% (two hundred percent) of the weighted average unit price of the Company's shares on the stock exchange with the highest trading volume of the Company's shares during the 90 (ninety) trading days preceding the date of acquisition or the event that resulted in the obligation to carry out the Initial Public Offering for Achievement of Relevant Participation, considering, for this purpose, the first occurrence among, including but not limited to: (1) the execution of the acquisition contract, or (2) the formalization of the instrument that resulted in ownership (or that guaranteed (a) usufruct or trust over the Company's shares; (b) options for purchase, subscription, or exchange, for any reason, that may result in the acquisition of the Company's shares; or (c) any other right that ensures, permanently or temporarily, political or patrimonial rights of a shareholder over the Company's shares ("Other Rights of Corporate Nature") or subscription or acquisition right), or (3) the settlement of the acquisition when conducted on the stock exchange without the execution of a contractual instrument, or (4) the disclosure by the Company of a material fact or market communication regarding the acquisition or the aforementioned event.

Paragraph three — The carrying out of the Initial Public Offering for Achievement of Relevant Participation mentioned in the main section does not preclude the possibility of another Company shareholder, or, if applicable, the Company itself, making a competing public offer to acquire shares, under the terms of the applicable regulations.

Paragraph four — The requirement to carry out the Initial Public Offering for Achievement of Relevant Participation may be waived or conducted under different terms and conditions from those provided in this Article 56, upon a favorable vote of shareholders gathered in a General Meeting specially called for this purpose, observing the following rules: (i) the said General Meeting shall be convened, on a first call, with the presence of shareholders representing at least half of the capital stock with voting rights and, on a second call, with any number of shareholders; (ii) the waiver of the public offering to acquire shares shall be considered approved with the simple majority vote of the shareholders present, whether on a first or second call; and (iii) the shares held by the Acquirer shall not be counted for the purposes of the quorum required for installation and deliberation under this paragraph.

Paragraph five — The Acquirer shall be required to comply with any requests or requirements from the CVM regarding the Initial Public Offering for Achievement of Relevant Participation, within the maximum periods prescribed in the applicable regulations.

Paragraph six — In the event the Acquirer fails to comply with the obligations imposed by this Article 56, including compliance with the maximum deadlines (i) for the execution or request of the registration of the Initial Public Offering for Achievement of Relevant Participation, or (ii) for compliance with any requests or requirements from the CVM and/or B3, the Company's Board of Directors shall convene a General Meeting, at which the Acquirer shall not be entitled to vote, to resolve on the suspension of the rights of the Acquirer who failed to comply with any obligation imposed by this Article 56, as provided in Article 120 of Federal Law 6,404/1976.

Paragraph seven — Any Acquirer who acquires or becomes the holder of other rights, including (i) Other Rights of Corporate Nature over a quantity equal to or greater than 30% (thirty percent) of the total shares of the Company, or that may result in the acquisition of shares of the Company in a quantity equal to or greater than 30% (thirty percent) of the total shares of the Company, or (ii) derivatives giving rights to the Company's shares representing 30% (thirty percent) or more of the Company's shares, shall also be required, within a maximum period of 60 (sixty) days from the date of such acquisition or event, to carry out or request registration, as applicable, of an Initial Public Offering for Achievement of Relevant Participation, as described in this Article 56.

Paragraph eight — In the event of the sale of control of the Company, the carrying out of an Initial Public Offering for Achievement of Relevant Participation under the terms of this Article 56 shall be waived, except for the obligation of the Acquirer to carry out, as applicable, the public offer(s) provided in Article 254-A of Federal Law 6,404/1976, the Novo Mercado Regulations, and these Bylaws.

Paragraph nine — The provisions of this Article 56 do not apply if a person becomes the holder of shares representing 30% (thirty percent) or more of the Company's total shares as a result of (i) the merger of another company by the Company; (ii) the merger of shares of another company by the Company; (iii) the cancellation of treasury shares; (iv) the repurchase, redemption, or capital reduction with the cancellation of shares by the Company; (v) the public or private subscription of shares of the Company in primary issue, within the limit of the preemptive or priority subscription rights, as applicable; or (vi) succession through corporate reorganization or legal disposition, including succession by inheritance. However, once a percentage equal to or greater than 30% (thirty percent) of the Company's total shares is reached due to the aforementioned events, any subsequent voluntary increase in shareholding will trigger the obligation to carry out an Initial Public Offering for Achievement of Relevant Participation by the respective shareholder or Group of Shareholders.

Paragraph ten — If any shareholder or Group of Shareholders reaches, directly or indirectly, a shareholding representing a percentage equal to or greater than 30% (thirty percent) of the Company's capital stock and wishes to make a new share acquisition, such shareholder or Group of Shareholders may only make new acquisitions on the stock exchange, being prohibited from conducting private transactions or over-the-counter market transactions, except regarding the Initial Public Offering for Achievement of Relevant Participation itself.

Paragraph eleven — The obligation to carry out the Initial Public Offering for Achievement of Relevant Participation under the terms of this Article does not apply to the effective, direct, or indirect participation of the State of São Paulo and its Group of Shareholders in the Company's capital stock as of the date of entry into force of this Bylaws. However, it will apply (a) to any increase in the participation of the State of São Paulo and its Group of Shareholders in the Company's capital stock after such date, except for the increases in participation under Paragraph nine above, or (b) if the participation of the São Paulo State and its Group of Shareholders falls below 30% (thirty percent) of the capital stock and subsequently reaches or exceeds 30% (thirty percent) of the total shares issued by the Company, under the terms of this Article 56.

CHAPTER XXI
DELISTING FROM NOVO MERCADO

ARTICLE 57 — The Company's delisting from Novo Mercado will be decided under the provisions of the Novo Mercado Regulations, and the public offering to acquire shares belonging to the other shareholders of the Company may be waived, observing the procedures provided in the said Regulations.

CHAPTER XXII
GENERAL PROVISIONS

ARTICLE 58 — The Company shall remain a sponsor, under current conditions, of the pension plans administered by Fundação Sabesp de Seguridade Social (Sabesprev), in both defined benefit and defined contribution modalities, with the entry of new participants and the expansion or increase of respective benefits prohibited in both cases.

Sole paragraph — The Company may, at the discretion of the Board of Directors, sponsor new pension plans to be administered by a closed entity, under the defined contribution modality, intended for its employees. The Board of Directors, at the time of approval, shall deliberate on the conditions to be provided in the respective regulation, as well as on the percentage of the sponsor's contribution, observing the applicable legislation.

ARTICLE 59 — The Company shall observe the shareholders' agreements filed at the headquarters, expressly prohibiting the members of the presiding Board of meeting works or Board of Directors meetings from accepting a vote declaration from any shareholder, signatory of a shareholders' agreement duly filed at the headquarters or from a Board member elected by the signatories of such agreement, that is cast in disagreement with what has been agreed upon in the said agreement. The Company is also expressly prohibited from accepting and proceeding with the transfer of shares and/or the encumbrance and/or assignment of preemptive rights to subscribe shares and/or other securities that do not respect what is stipulated and regulated in a shareholders' agreement filed at the headquarters.

Sole paragraph — The Company will not file any shareholders' agreement that conflicts with the provisions of these Bylaws.

ARTICLE 60 - Matters not covered in these Bylaws will be resolved by the General Meeting and regulated by applicable law.

sabesp